PRELIMINARY STATEMENT OF ADDITIONAL INFORMATION

~~November 29, 2016~~
DATED January 18, 2017
The information in this preliminary statement of additional information is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary statement of additional information is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

DAVIS NEW YORK VENTURE FUND

April 10, 2017

An Authorized Series of
Davis New York Venture Fund, Inc.
2949 East Elvira Road, Suite 101
Tucson, Arizona 85756
1‑800‑279‑0279

This statement of additional information is not a prospectus and should be read in conjunction with the Fund's prospectus dated ~~November 29, 2016.~~XX, 2017. This statement of additional information incorporates the prospectus by reference. A copy of the Fund's prospectus may be obtained, without charge, by calling Investor Services at 1‑800‑279‑0279 or by visiting our website at www.davisfunds.com/prospectuses_and_forms.

The Fund's most recent annual report and semi-annual report to shareholders are separate documents that are available on request and without charge by calling Investor Services. The annual report dated July 31, 2016, accompanying notes and report of independent registered public accounting firm appearing in the annual report are incorporated, by reference, in this statement of additional information. The semi-annual report (unaudited) and the accompanying notes are incorporated, by reference, into this statement of additional information.

Class A (NYVTX)
Class B (NYVBX)
Class C (NYVCX)
~~Class Y (DNVYX)~~
Class R (NYVRX)
Class T (XXXXX)
Class Y (DNVYX)

Table of Contents
Section I: Investment Objective, Strategies, Risks and Restrictions	3
Investment Objective	3
Non-Principal Investment Strategies and Risks	3
Portfolio Transactions	19
Investment Restrictions	22
Section II: The Fund and Key Persons	24
Organization of the Fund	24
Directors and Officers	25
Directors	25
Independent Directors' Compensation	27
Officers	27
Standing Committees of the Board of Directors	27
Risk Oversight	28
Directors' Fund Holdings	29
Independent Directors' Affiliations and Transactions	29
Certain Shareholders of the Fund	30
Investment Advisory Services	31
Portfolio Managers	33
Disclosure of Portfolio Holdings	35
Distribution of Fund Shares	36
Other Important Service Providers	39
Section III: Classes of Shares, Purchases, Exchanges and Redemptions	39
Selecting the Appropriate Class of Shares	39
How to Purchase Shares	43
Special Services	~~43~~44
Exchange of Shares	44
Redemption of Shares	~~44~~45
Section IV: General Information	45
Determining the Price of Shares	45
Dividends and Distributions	~~45~~46
Federal Income Taxes	46
Procedures and Shareholder Rights are Described by Current Prospectus and Other Disclosure Documents	~~46~~47
Performance Data	~~46~~47
Appendix A: Quality Ratings of Debt Securities	51
Appendix B: Terms and Conditions for a Statement of Intention	53
Appendix C: Summary of the Adviser's Proxy Voting Policies and Procedures	54
Appendix D: Questions & Answers	56

Section I:
Investment Objective, Strategies, Risks and Restrictions
This statement of additional information supplements and should be read in conjunction with the prospectus of Davis New York Venture Fund (the "Fund").
The Adviser and Sub-Adviser. The Fund is managed by Davis Selected Advisers, L.P. (the "Adviser") and Davis Selected Advisers – NY, Inc. (the "Sub-Adviser").
Investment Objective
The investment objective, principal investment strategies and the main risks of investing in the Fund are described in the Fund's prospectus. The investment objective of the Fund is long term growth of capital. There is no assurance that the Fund will achieve its investment objective. An investment in the Fund may not be appropriate for all investors and short-term investing is discouraged. The Fund's investment objective is not a fundamental policy and may be changed by the Board of Directors without a vote of shareholders. The Fund's prospectus would be amended prior to any change in investment objective and shareholders would be provided at least 30 days' notice before the change in investment objective was implemented.
Non-Principal Investment Strategies and Risks
Davis Funds may implement investment strategies which are not principal investment strategies if, in the Adviser's professional judgment, the strategies are appropriate. A strategy includes any policy, practice, or technique used by the Fund to achieve its investment objective. Whether a particular strategy, including a strategy to invest in a particular type of security, is a principal investment strategy depends on the strategy's anticipated importance in achieving the Fund's investment objectives, and how the strategy affects the Fund's potential risks and returns. In determining what is a principal investment strategy, the Adviser considers, among other things, the amount of the Fund's assets expected to be committed to the strategy, the amount of the Fund's assets expected to be placed at risk by the strategy, and the likelihood of the Fund losing some or all of those assets from implementing the strategy. Non-principal investment strategies are generally those investments which constitute less than 5% to 10% of the Fund's assets depending upon their potential impact upon the investment performance of the Fund. There are exceptions to the 5% to 10% of assets test, including, but not limited to, the percentage of the Fund's assets invested in a single industry or in a single country.
While the Adviser expects to pursue the Fund's investment objective by implementing the principal investment strategies described in the Fund's prospectus, the Fund may employ non-principal investment strategies or securities if, in Davis Advisors' professional judgment, the securities, trading, or investment strategies are appropriate. Factors that Davis Advisors considers in pursuing these other strategies include whether the strategy: (i) is likely to be consistent with shareholders' reasonable expectations; (ii) is likely to assist the Adviser in pursuing the Fund's investment objective; (iii) is consistent with the Fund's investment objective; (iv) will not cause the Fund to violate any of its fundamental or non-fundamental investment restrictions; and (v) will not materially change the Fund's risk profile from the risk profile that results from following the principal investment strategies as described in the Fund's prospectus and further explained in this statement of additional information, as amended from time to time.
The composition of the Fund's portfolio and the strategies that the Adviser may use to try to achieve the Fund's investment objectives may vary depending on market conditions and available investment opportunities. The Fund is not required to use any of the investment strategies described below in pursuing its investment objective. The Fund may use some of the investment strategies rarely or not at all. Whether the Fund uses a given investment strategy at a given time depends on the professional judgment of the Adviser.
Equity Strategies and Risks
Emphasizing Investments in Selected Market Sectors. The Fund may invest up to 25% of its net assets in the securities of issuers conducting their principal business activities in the same industry. Significant investments in selected market sectors render a portfolio particularly vulnerable to the risks of its target sectors. Prior to investing 20% or more in a selected market sector the Fund's prospectus would be amended to clarify that this has become a principal investment strategy.
Passive Foreign Investment Companies. Some securities of companies domiciled outside the U.S. in which the Fund may invest may be considered passive foreign investment companies ("PFICs") under U.S. tax laws. PFICs are foreign corporations which generate primarily passive income. For federal tax purposes, a corporation is deemed a PFIC if 75% or more of the foreign corporation's gross income for its tax year is passive income or, in general, if 50% or more of its assets are assets that produce or are held to produce passive income. Passive income is further defined as any income to be considered foreign personal holding company income within the subpart F provisions defined by Section 954 of the Internal Revenue Code.
Investing in PFICs involves the risks associated with investing in foreign securities, as described above. There is also the risk that the Fund may not realize that a foreign corporation it invests in is a PFIC for federal tax purposes. Federal tax laws impose severe tax penalties for failure to properly report investment income from PFICs. The Fund makes efforts to ensure compliance with federal tax reporting of these investments, however, there can be no guarantee that the Fund's efforts will always be successful.
Unsponsored Depositary Receipts. The Fund may invest in both sponsored and unsponsored arrangements. In a sponsored arrangement, the foreign issuer assumes the obligation to pay some or all of the depositary's transaction fees, whereas in an unsponsored arrangement the foreign issuer assumes no obligations and the depositary's transaction fees are paid by the holders. Foreign issuers in respect of whose securities unsponsored depositary receipts have been issued are not necessarily obligated to disclose material information in the markets in which the unsponsored depositary receipts are traded and, therefore, such information may not be reflected in the prices of such securities in those markets. Shareholder benefits, voting rights and other attached rights may not be extended to the holders of unsponsored depositary receipts.
Investments in Other Investment Companies. The Fund can invest in the securities issued by other investment companies, which can include open-end funds, closed-end funds, or exchange-traded funds ("ETFs", which are typically open-ended funds or unit investment trusts listed on a stock exchange). The Fund may do so as a way of gaining exposure to securities represented by the investment company's portfolio at times when the Fund may not be able to buy those securities directly. As a shareholder of an investment company, the Fund would be subject to its ratable share of that investment company's expenses, including its advisory and administration expenses. At the same time, the Fund would bear its own management fees and expenses. To the extent that the management fees paid to an investment company are for the same or similar services as the management fees paid by the Fund, there would be a layering of fees that would increase expenses and decrease returns. The Fund does not intend to invest in other investment companies unless the portfolio manager believes that the potential benefits of the investment justify the expenses. The Fund's investments in the securities of other investment companies are subject to the limits that apply to those kinds of investments under the Investment Company Act of 1940, as revised ("1940 Act").
Initial Public Offerings ("IPOs"). An IPO is the initial public offering of securities of a particular company. IPOs in which the Fund invests can have a dramatic impact on Fund performance and assumptions about future performance based on that impact may not be warranted. Investing in IPOs involves risks. Many, but not all, of the companies issuing IPOs are small, unseasoned companies. Many are companies that have only been in operation for short periods of time. Small company securities, including IPOs, are subject to greater volatility in their prices than are securities issued by more established companies. If the Fund does not intend to make a long-term investment in an IPO (it is sometimes possible to immediately sell an IPO at a profit) the Adviser may not perform the same detailed research on the company that it does for core holdings.
Rights and Warrants. Rights and warrants are forms of equity securities. Warrants, basically, are options to purchase equity securities at specific prices valid for a specific period of time. Their prices do not necessarily move parallel to the prices of the underlying securities. Rights are similar to warrants, but normally have shorter maturities and are distributed directly by issuers to their shareholders. Rights and warrants have no voting rights, receive no dividends and have no rights with respect to the assets of the issuer.
Other Forms of Equity Securities. In addition to common stock the Fund may invest in other forms of equity securities, including preferred stocks and securities with equity conversion or purchase rights. The prices of equity securities fluctuate based on changes in the financial condition of their issuers and on market and economic conditions. Events that have a negative impact on a business probably will be reflected in a decline in the price of its equity securities. Furthermore, when the total value of the stock market declines, most equity securities, even those issued by strong companies, likely will decline in value.
Inflation Risk. Also called purchasing power risk, is the chance that the cash flows from an investment won't be worth as much in the future because of changes in purchasing power due to inflation.
Real Estate Companies, Including REITs. Real estate securities are issued by companies that have at least 50% of the value of their assets, gross income or net profits attributable to ownership, financing, construction, management or sale of real estate, or to products or services that are related to real estate or the real estate industry. The Fund does not invest directly in real estate. Real estate companies include: real estate investment trusts ("REITs") or other securitized real estate investments, brokers, developers, lenders and companies with substantial real estate holdings such as paper, lumber, hotel and entertainment companies. REITs pool investors' funds for investment primarily in income-producing real estate or real estate-related loans or interests. A REIT is not taxed on income distributed to shareholders if it complies with various requirements relating to its organization, ownership, assets and income, and with the requirement that it distribute to its shareholders at least 90% of its taxable income (other than net capital gains) each taxable year. REITs generally can be classified as equity REITs, mortgage REITs and hybrid REITs. Equity REITs invest the majority of their assets directly in real property and derive their income primarily from rents. Equity REITs also can realize capital gains by selling property that has appreciated in value. Mortgage REITs invest the majority of their assets in real estate mortgages and derive their income primarily from interest payments. Hybrid REITs combine the characteristics of both equity REITs and mortgage REITs. To the extent that the management fees paid to a REIT are for the same or similar services as the management fees paid by the Fund, there will be a layering of fees, which would increase expenses and decrease returns. Securities issued by REITs may trade less frequently and be less liquid than common stock issued by other companies.
Real estate securities, including REITs, are subject to risks associated with the direct ownership of real estate including: (i) declines in property values, because of changes in the economy or the surrounding area or because a particular region has become less appealing to tenants; (ii) increases in property taxes, operating expenses, interest rates or competition; (iii) overbuilding; (iv) changes in zoning laws; (v) losses from casualty or condemnation;. (vi)declines in the value of real estate, risks related to general and local economic conditions, (vii) uninsured casualties or condemnation losses; (viii)fluctuations in rental income; (ix) changes in neighborhood values; (x) the appeal of properties to tenants; (xi) increases in interest rates, and (xii) access to the credit markets. The Fund also could be subject to such risks by reason of direct ownership as a result of a default on a debt security it may own.
Equity REITs may be affected by changes in the value of the underlying property owned by the trusts, while mortgage REITs may be affected by the quality of credit extended. Equity and mortgage REITs are dependent on management skill, may not be diversified and are subject to project financing risks. REITs also are subject to: heavy cash flow dependency, defaults by borrowers, self-liquidation and the possibility of failing to qualify for the favorable federal income tax treatment generally available to REITs under the Internal Revenue Code, and failing to maintain exemption from registration under the 1940 Act. Changes in interest rates also may affect the value of the debt securities in the Fund's portfolio. By investing in REITs indirectly through the Fund, a shareholder will bear not only his or her proportionate share of the expense of the Fund but also, indirectly, similar expenses of the REITs, including compensation of management. Some real estate securities may be rated less than investment grade by rating services. Such securities may be subject to the risks of high-yield, high-risk securities discussed below.
Preferred Stock Risk. Preferred stock is a form of equity security and is generally ranked behind an issuer's debt securities in claims for dividends and assets of an issuer in a liquidation or bankruptcy. For this reason, the price of a preferred stock may react more strongly than the debt securities of an issuer. Preferred stock is subject to issuer and market risk that is applicable to equity securities in general. An adverse event may have a negative impact on a company and could result in a decline in the price of its preferred stock. Preferred stock of smaller companies may be more vulnerable to adverse developments than preferred stock of larger companies.
Convertible Securities. Convertible securities are a form of equity security. Generally, convertible securities are: bonds, debentures, notes, preferred stocks, warrants or other securities that convert or are exchangeable into shares of the underlying common stock at a stated exchange ratio. Usually, the conversion or exchange is solely at the option of the holder. However, some convertible securities may be convertible or exchangeable at the option of the issuer or are automatically converted or exchanged at a certain time, or on the occurrence of certain events, or have a combination of these characteristics. Usually a convertible security provides a long-term call on the issuer's common stock and therefore tends to appreciate in value as the underlying common stock appreciates in value. A convertible security also may be subject to redemption by the issuer after a certain date and under certain circumstances (including a specified price) established on issue. If a convertible security held by the Fund is called for redemption, the Fund could be required to tender it for redemption, convert it into the underlying common stock or sell it.
Convertible bonds, debentures and notes are varieties of debt securities, and as such are subject to many of the same risks, including interest rate sensitivity, changes in debt rating and credit risk. In addition, convertible securities are often viewed by the issuer as future common stock subordinated to other debt and carry a lower rating than the issuer's non-convertible debt obligations. Thus, convertible securities are subject to many of the same risks as high-yield, high-risk securities. A more complete discussion of these risks is provided below in the sections titled "Bonds and Other Debt Securities" and "High-Yield, High-Risk Debt Securities."
Due to its conversion feature, the price of a convertible security normally will vary in some proportion to changes in the price of the underlying common stock. A convertible security will also normally provide a higher yield than the underlying common stock (but generally lower than comparable non-convertible securities). Due to their higher yield, convertible securities generally sell above their "conversion value," which is the current market value of the stock to be received on conversion. The difference between this conversion value and the price of convertible securities will vary over time depending on the value of the underlying common stocks and interest rates. When the underlying common stocks decline in value, convertible securities will tend not to decline to the same extent because the yield acts as a price support. When the underlying common stocks rise in value, the value of convertible securities also may be expected to increase, but generally will not increase to the same extent as the underlying common stocks.

Fixed income securities generally are considered to be interest rate sensitive. The market value of convertible securities will change in response to changes in interest rates. During periods of falling interest rates, the value of convertible bonds generally rises. Conversely, during periods of rising interest rates, the value of such securities generally declines. Changes by recognized rating services in their ratings of debt securities and changes in the ability of an issuer to make payments of interest and principal also will affect the value of these investments.
Settlement Risk. Settlement systems in some markets (especially those of developing countries) are generally less well organized than those of more developed markets. There may be risks that settlement may be delayed and that cash or securities belonging to the Fund may be at risk because of failures or defects in the systems. In particular, market practice may require that payment be made before receipt of the security being purchased or that delivery of a security be made before payment is received. In such a situation, a default by a broker or bank that is processing the transaction may cause the Fund to suffer a loss.
Fixed Income Strategies and Risks
Bonds and Other Debt Securities. Bonds and other debt securities may be purchased by the Fund if the Adviser believes that such investments are consistent with the Fund's investment strategies, may contribute to the achievement of the Fund's investment objective and will not violate any of the Fund's investment restrictions. The U.S. Government, corporations and other issuers sell bonds and other debt securities to borrow money. Issuers pay investors interest and generally must repay the amount borrowed at maturity. Some debt securities, such as zero-coupon bonds, do not pay current interest, but are purchased at discounts from their face values. The prices of debt securities fluctuate, depending on such factors as interest rates, credit quality and maturity.
Bonds and other debt securities, generally, are subject to credit risk and interest rate risk. While debt securities issued by the U.S. Treasury generally are considered free of credit risk, debt issued by agencies and corporations all entail some level of credit risk. Investment grade debt securities have less credit risk than do high-yield, high-risk debt securities. Credit risk is described more fully in the section titled "High-Yield, High-Risk Debt Securities."
Bonds and other debt securities, generally, are interest rate sensitive. During periods of falling interest rates, the values of debt securities held by the Fund generally rise. Conversely, during periods of rising interest rates, the values of such securities generally decline. Changes by recognized rating services in their ratings of debt securities and changes in the ability of an issuer to make payments of interest and principal also will affect the value of these investments.
U.S. Government Securities. U.S. Government securities represent loans by investors to the U.S. Treasury Department or a wide variety of government agencies and instrumentalities. Securities issued by most U.S. government entities are neither guaranteed by the U.S. Treasury nor backed by the full faith and credit of the U.S. government. These entities include, among others, the Federal Home Loan Banks (FHLBs), the Federal National Mortgage Association (FNMA), and the Federal Home Loan Mortgage Corporation (FHLMC). Securities issued by the U.S. Treasury and a small number of U.S. government agencies, such as the Government National Mortgage Association (GNMA), are backed by the full faith and credit of the U.S. government. The market values of U.S. government and agency securities and U.S. Treasury securities are subject to fluctuation.
U.S. Government securities include mortgage-related securities issued by an agency or instrumentality of the U.S. Government. GNMA certificates are mortgage-backed securities representing part ownership of a pool of mortgage loans. These loans issued by lenders such as mortgage bankers, commercial banks and savings and loan associations are either insured by the Federal Housing Administration or guaranteed by the Veterans Administration. A "pool" or group of such mortgages is assembled and, after being approved by GNMA, is offered to investors through securities dealers. Once approved by GNMA, the timely payment of interest and principal on each mortgage is guaranteed by GNMA and backed by the full faith and credit of the U.S. Government. GNMA certificates differ from bonds in that principal is paid back monthly by the borrower over the term of the loan rather than returned in a lump sum at maturity. GNMA certificates are characterized as "pass-through" securities because both interest and principal payments (including prepayments) are passed through to the holder of such certificates.
As of September 7, 2008, the Federal Housing Finance Agency ("FHFA") was appointed as the conservator of FHLMC and FNMA for an indefinite period. In accordance with the Federal Housing Finance Regulatory Reform Act of 2008 and the Federal Housing Enterprises Financial Safety and Soundness Act of 1992, as conservator, the FHFA will control and oversee these entities until the FHFA deems them financially sound and solvent. During the conservatorship, each entity's obligations are expected to be paid in the normal course of business. Although no express guarantee exists for the debt or mortgage-backed securities issued by these entities, the U.S. Department of the Treasury, through a securities lending credit facility and a senior preferred stock purchase agreement, has attempted to enhance the ability of the entities to meet their obligations.
Pools of mortgages also are issued or guaranteed by other agencies of the U.S. Government. The average life of pass-through pools varies with the maturities of the underlying mortgage instruments. In addition, a pool's term may be shortened or lengthened by unscheduled or early payment, or by slower than expected prepayment of principal and interest on the underlying mortgages. The occurrence of mortgage prepayments is affected by the level of interest rates, general economic conditions, the location and age of the mortgage and other social and demographic conditions. As prepayment rates of individual pools vary widely, it is not possible to accurately predict the average life of a particular pool.
A collateralized mortgage obligation ("CMO") is a debt security issued by a corporation, trust or custodian, or by a U.S. Government agency or instrumentality that is collateralized by a portfolio or pool of mortgages, mortgage-backed securities, U.S. Government securities or corporate debt obligations. The issuer's obligation to make interest and principal payments is secured by the underlying pool or portfolio of securities. CMOs are most often issued in two or more classes (each of which is a separate security) with varying maturities and stated rates of interest. Interest and principal payments from the underlying collateral (generally a pool of mortgages) are not necessarily passed directly through to the holders of the CMOs; these payments typically are used to pay interest on all CMO classes and to retire successive class maturities in a sequence. Thus, the issuance of CMO classes with varying maturities and interest rates may result in greater predictability of maturity with one class and less predictability of maturity with another class than a direct investment in a mortgage-backed pass-through security (such as a GNMA certificate). Classes with shorter maturities, typically, have lower volatility and yield while those with longer maturities, typically, have higher volatility and yield. Thus, investments in CMOs provide greater or lesser control over the investment characteristics than mortgage pass-through securities and offer more defensive or aggressive investment alternatives.
Investments in mortgage-related U.S. Government securities, such as GNMA certificates and CMOs, also involve other risks. The yield on a pass-through security typically is quoted based on the maturity of the underlying instruments and the associated average life assumption. Actual prepayment experience may cause the yield to differ from the assumed average life yield. Accelerated prepayments adversely impact yields for pass-through securities purchased at a premium; the opposite is true for pass-through securities purchased at a discount. During periods of declining interest rates, prepayment of mortgages underlying pass-through certificates can be expected to accelerate. When the mortgage obligations are prepaid, the Fund reinvests the prepaid amounts in securities, the yields of which reflect interest rates prevailing at that time. Therefore, the Fund's ability to maintain a portfolio of high-yielding, mortgage-backed securities will be adversely affected to the extent that prepayments of mortgages must be reinvested in securities that have lower yields than the prepaid mortgages. Moreover, prepayments of mortgages that underlie securities purchased at a premium could result in capital losses. Investment in such securities also could subject the Fund to "maturity extension risk," which is the possibility that rising interest rates may cause prepayments to occur at a slower than expected rate. This particular risk may effectively change a security that was considered a short- or intermediate-term security at the time of purchase into a long-term security. Long-term securities generally fluctuate more widely in response to changes in interest rates than short or intermediate-term securities.
If the Fund purchases mortgage-backed securities that are "subordinated" to other interests in the same mortgage pool, the Fund, as a holder of those securities, may only receive payments after the pool's obligations to other investors have been satisfied. An unexpectedly high rate of defaults on the mortgages held by a mortgage pool may limit substantially the pool's ability to make payments of principal or interest to the Fund as a holder of such subordinated securities, reducing the values of those securities or in some cases rendering them worthless; the risk of such defaults is generally higher in the case of mortgage pools that include so-called "subprime" mortgages. An unexpectedly high or low rate of prepayment on a pool's underlying mortgages may have similar effects on subordinated securities. A mortgage pool may issue securities subject to various levels of subordination; the risk of non-payment affects securities at each level, although the risk is greatest in the case of more highly subordinate securities.
The guarantees of the U.S. Government, its agencies and instrumentalities are guarantees of the timely payment of principal and interest on the obligations purchased. The value of the shares issued by the Fund is not guaranteed and will fluctuate with the value of the Fund's portfolio. Generally, when the level of interest rates rise, the value of the Fund's investment in U.S. Government securities is likely to decline and, when the level of interest rates decline, the value of the Fund's investment in U.S. Government securities is likely to rise.
The Fund may engage in portfolio trading primarily to take advantage of yield disparities. Such trading strategies may result in minor temporary increases or decreases in the Fund's current income and in its holding of debt securities that sell at substantial premiums or discounts from face value. If expectations of changes in interest rates or the price of the securities prove to be incorrect, the Fund's potential income and capital gain will be reduced or its potential loss will be increased.
Interest Rate Sensitivity Risk. If a security pays a fixed interest rate, and market rates increase, the value of the fixed-rate security should decline. Interest rates may also have a powerful influence on the earnings of financial institutions.
Credit Risk. Like any borrower, the issuer of a fixed income security may be unable to make timely payments of interest and principal. If the issuer is unable to make payments in a timely fashion the value of the security will decline and may become worthless. Financial institutions are often highly leveraged and may not be able to make timely payments of interest and principal. Even U.S. Government Securities are subject to credit risk.
High-Yield, High-Risk Debt Securities. The real estate securities, convertible securities, bonds and other debt securities in which the Fund may invest may include high-yield, high-risk debt securities rated BB or lower by Standard & Poor's Corporation ("S&P") or Ba or lower by Moody's Investors Service ("Moody's") or unrated securities. Securities rated BB or lower by S&P and Ba or lower by Moody's are referred to in the financial community as "junk bonds" and may include D-rated securities of issuers in default. See Appendix A for a more detailed description of the rating system. Ratings assigned by credit agencies do not evaluate market risks. The Adviser considers the ratings assigned by S&P or Moody's as one of several factors in its independent credit analysis of issuers. A description of each bond quality category is set forth in Appendix A, titled "Quality Ratings of Debt Securities." The ratings of Moody's and S&P represent their opinions as to the quality of the securities that they undertake to rate. It should be emphasized, however, that ratings are relative and subjective and are not absolute standards of quality. There is no assurance that any rating will not change. The Fund may retain a security whose rating has changed or has become unrated.
While likely to have some quality and protective characteristics, high-yield, high-risk debt securities, whether or not convertible into common stock, usually involve increased risk as to payment of principal and interest. Issuers of such securities may be highly leveraged and may not have available to them traditional methods of financing. Therefore, the risks associated with acquiring the securities of such issuers generally are greater than is the case with higher-rated securities. For example, during an economic downturn or a sustained period of rising interest rates, issuers of high-yield securities may be more likely to experience financial stress, especially if such issuers are highly leveraged. During such periods, such issuers may not have sufficient revenues to meet their principal and interest payment obligations. The issuer's ability to service its debt obligations also may be adversely affected by specific issuer developments, or the issuer's inability to meet specific projected business forecasts or the unavailability of additional financing. The risk of loss due to default by the issuer is significantly greater for the holders of high-yield securities because such securities may be unsecured and may be subordinated to other creditors of the issuer.
High-yield, high-risk debt securities are subject to greater price volatility than higher-rated securities, tend to decline in price more steeply than higher-rated securities in periods of economic difficulty or accelerating interest rates, and are subject to greater risk of non-payment in adverse economic times. There may be a thin trading market for such securities, which may have an adverse impact on market price and the ability of the Fund to dispose of particular issues and may cause the Fund to incur special securities' registration responsibilities, liabilities and costs, and liquidity and valuation difficulties. Unexpected net redemptions may force the Fund to sell high-yield, high-risk debt securities without regard to investment merit, thereby possibly reducing return rates. Such securities may be subject to redemptions or call provisions, which, if exercised when investment rates are declining, could result in the replacement of such securities with lower-yielding securities, resulting in a decreased return. To the extent that the Fund invests in bonds that are original issue discount, zero-coupon, pay-in-kind or deferred interest bonds, the Fund may have taxable interest income greater than the cash actually received on these issues. In order to avoid taxation at the Fund level, the Fund may have to sell portfolio securities to meet distribution requirements.
The market values of high-yield, high-risk debt securities tend to reflect individual corporate developments to a greater extent than higher-rated securities, which react primarily to fluctuations in the general level of interest rates. Lower-rated securities also tend to be more sensitive to economic and industry conditions than higher-rated securities. Adverse publicity and investor perceptions, whether or not based on fundamental analysis regarding individual lower-rated bonds, may result in reduced prices for such securities. If the negative factors such as these adversely impact the market value of high-yield, high-risk securities and the Fund holds such securities, the Fund's net asset value will be adversely affected.
The Fund may have difficulty disposing of certain high-yield, high-risk bonds because there may be a thin trading market for such bonds. Because not all dealers maintain markets in all high-yield, high-risk bonds, the Fund anticipates that such bonds could be sold only to a limited number of dealers or institutional investors. The lack of a liquid secondary market may have an adverse impact on market price and the ability to dispose of particular issues and also may make it more difficult to obtain accurate market quotations or valuations for purposes of valuing the Fund's assets. Market quotations generally are available on many high-yield issues only from a limited number of dealers and may not necessarily represent firm bid prices of such dealers or prices for actual sales. In addition, adverse publicity and investor perceptions may decrease the values and liquidity of high-yield, high-risk bonds regardless of a fundamental analysis of the investment merits of such bonds. To the extent that the Fund purchases illiquid or restricted bonds, it may incur special securities' registration responsibilities, liabilities and costs, and liquidity and valuation difficulties relating to such bonds.
Bonds may be subject to redemption or call provisions. If an issuer exercises these provisions when investment rates are declining, the Fund will be likely to replace such bonds with lower-yielding bonds, resulting in decreased returns. Zero-coupon, pay-in-kind and deferred interest bonds involve additional special considerations. Zero-coupon bonds are debt obligations that do not entitle the holder to any periodic payments of interest prior to maturity or a specified cash payment date when the securities begin paying current interest (the "cash payment date") and therefore are issued and traded at discounts from their face amounts or par value. The market prices of zero-coupon securities generally are more volatile than the market prices of securities that pay interest periodically and are likely to respond to changes in interest rates to a greater degree than securities paying interest currently with similar maturities and credit quality. Pay-in-kind bonds pay interest in the form of other securities rather than cash. Deferred interest bonds defer the payment of interest to a later date. Zero-coupon, pay-in-kind or deferred interest bonds carry additional risk in that, unlike bonds that pay interest in cash throughout the period to maturity, the Fund will realize no cash until the cash payment date unless a portion of such securities are sold. There is no assurance of the value or the liquidity of securities received from pay-in-kind bonds. If the issuer defaults, the

Fund may obtain no return at all on its investment. To the extent that the Fund invests in bonds that are original issue discount, zero-coupon, pay-in-kind or deferred interest bonds, the Fund may have taxable interest income greater than the cash actually received on these issues. In order to distribute such income to avoid taxation, the Fund may have to sell portfolio securities to meet its distribution requirements under circumstances that could be adverse.
Federal tax legislation limits the tax advantages of issuing certain high-yield, high-risk bonds. This could have a materially adverse effect on the market for high-yield, high-risk bonds.
Cash Management. For defensive purposes or to accommodate inflows of cash awaiting more permanent investment, the Fund may temporarily and without limitation hold high-grade, short-term money market instruments, cash and cash equivalents, including repurchase agreements. The Fund also may invest in registered investment companies which are regulated as money market funds or companies exempted from registration under Sections 3(c)(1) or 3(c)(7) of the 1940 Act that themselves primarily invest in temporary defensive investments, including U.S. Government securities and commercial paper. To the extent that the management fees paid to other investment companies are for the same or similar services as the management fees paid by the Fund, there will be a layering of fees that would increase expenses and decrease returns. Investments in other investment companies are limited by the 1940 Act and the rules there under.
Derivatives. The Fund can invest in a variety of derivative investments to pursue its investment objective using both speculative and/or hedging strategies. Historically the Fund has not invested in derivative investments. Some derivative investments the Fund can use are the instruments described below.
Hedging. The Fund can use hedging to attempt to protect against declines in the market value of the Fund's portfolio, to permit the Fund to retain unrealized gains in the value of portfolio securities that have appreciated or to facilitate selling securities for investment reasons. To do so, the Fund could:
▪	sell futures contracts;
▪	buy puts on such futures or on securities; or
▪	write covered calls on securities or futures.
The Fund can use hedging to establish a position in the securities market as a temporary substitute for purchasing particular securities. In that case, the Fund would normally seek to purchase the securities and then terminate that hedging position. The Fund might also use this type of hedge to attempt to protect against the possibility that its portfolio securities would not be fully included in a rise in the value of the market. To do so the Fund could:
▪	buy futures;
▪	buy calls on such futures or on securities; or
▪	sell puts on such futures or on securities.
The Fund is not obligated to use hedging instruments, even though it is permitted to use them in the Adviser's discretion, as described below. The Fund's strategy of hedging with futures and options on futures will be incidental to the Fund's activities in the underlying cash market. The particular hedging instruments the Fund can use are described below. The Fund can employ new hedging instruments and strategies when they are developed, if those investment methods are consistent with the Fund's investment objective and are permissible under applicable regulations governing the Fund.
Futures. The Fund can buy and sell futures contracts that relate to: (i) broad-based stock indices ("stock index futures"); (ii) debt securities (these are referred to as "interest rate futures"); (iii) other broad-based securities indices (these are referred to as "financial futures"); (iv) foreign currencies (these are referred to as "forward contracts"); or (v) commodities (these are referred to as "commodity futures").
A broad-based stock index is used as the basis for trading stock index futures. They may in some cases be based on stocks of issuers in a particular industry or group of industries. A stock index assigns relative values to the common stocks included in the index and its value fluctuates in response to the changes in value of the underlying stocks. A stock index cannot be purchased or sold directly. Financial futures are similar contracts based on the future value of the basket of securities that comprise the index. These contracts obligate the seller to deliver, and the purchaser to take, cash to settle the futures transaction. There is no delivery made of the underlying securities to settle the futures obligation. Either party also may settle the transaction by entering into an off-setting contract.
An interest rate future obligates the seller to deliver (and the purchaser to take) cash or a specified type of debt security to settle the futures transaction. Either party also could enter into an off-setting contract to close out the position.
On entering into a futures transaction, the Fund will be required to deposit an initial margin payment with the futures commission merchant (the "futures broker"). Initial margin payments will be deposited with the Fund's custodian bank in an account registered in the futures broker's name. However, the futures broker can gain access to that account only under specified conditions. As the future is marked to market (that is, its value on the Fund's books is changed) to reflect changes in its market value, subsequent margin payments, called variation margin, will be paid to or by the futures broker daily.

At any time before expiration of the future, the Fund can elect to close out its position by taking an opposite position, at which time a final determination of variation margin is made and any additional cash must be paid by or released to the Fund. Any loss or gain on the future is then realized by the Fund for tax purposes. All futures transactions, except forward contracts, are effected through a clearinghouse associated with the exchange on which the contracts are traded.
Put and Call Options. The Fund can buy and sell (and sell short) certain kinds of put options ("puts") and call options ("calls"). The Fund can buy and sell exchange-traded and over-the-counter put and call options, including index options, securities options, currency options, commodities options and options on the other types of futures described above.
Writing Covered Call Options. The Fund can write (that is, sell) covered calls. If the Fund sells a call option, it must be covered. That means the Fund must own the security subject to the call while the call is outstanding or for certain types of calls, the call can be covered by identifying liquid assets on the Fund's books to enable the Fund to satisfy its obligations if the call is exercised.
When the Fund writes a call on a security, it receives cash (a premium). The Fund agrees to sell the underlying security to a purchaser of a corresponding call on the same security during the call period at a fixed exercise price regardless of market price changes during the call period. The call period is usually not more than nine months. The exercise price may differ from the market price of the underlying security. If the Fund owns the underlying security, the Fund continues to bear the risk of loss that the price of the underlying security may decline during the call period. That risk may be offset to some extent by the premium the Fund receives. If the value of the investment does not rise above the call price, it is likely that the call will lapse without being exercised. In that case, the Fund would keep the cash premium and the investment. If the underlying security should rise in value above the call price, the Fund may either have to deliver the underlying security to the owner of the call without profiting from the rise in value, or pay the owner of the call the difference between the call price and the current value of the underlying security.
When the Fund writes a call on an index, it receives cash (a premium). If the buyer of the call exercises it, the Fund will pay an amount of cash equal to the difference between the closing price of the call and the exercise price, multiplied by a specified multiple that determines the total value of the call for each point of difference. If the value of the underlying investment does not rise above the call price, it is likely that the call will lapse without being exercised. In that case, the Fund would keep the cash premium.
The Fund's custodian bank or a securities depositary acting for the custodian bank, will act as the Fund's escrow agent, through the facilities of the Options Clearing Corporation ("OCC"), as to the investments on which the Fund has written calls traded on exchanges or as to other acceptable escrow securities. In that way, no margin will be required for such transactions. OCC will release the securities on the expiration of the option or when the Fund enters into a closing transaction.
When the Fund writes an over-the-counter ("OTC") option, it will treat as illiquid (for purposes of its restriction on holding illiquid securities) the marked-to-market value of any OTC option it holds, unless the option is subject to a buy-back agreement by the executing broker. To terminate its obligation on a call it has written, the Fund can purchase a corresponding call in a "closing purchase transaction." The Fund will then realize a profit or loss, depending on whether the net of the amount of the option transaction costs and the premium received on the call the Fund wrote is more or less than the price of the call the Fund purchases to close out the transaction. The Fund may realize a profit if the call expires unexercised, because the Fund will retain the underlying security and the premium it received when it wrote the call. Any such profits are considered short-term capital gains for federal income tax purposes, as are the premiums on lapsed calls. When distributed by the Fund, they are taxable as ordinary income. If the Fund cannot effect a closing purchase transaction due to the lack of a market, it will have to hold the callable securities until the call expires or is exercised.
The Fund also can write calls on a futures contract without owning the futures contract or securities deliverable under the contract. To do so, at the time the call is written, the Fund must cover the call by identifying an equivalent dollar amount of liquid assets on the Fund's books. The Fund will identify additional liquid assets on its books if the value of the segregated assets drops below 100% of the current value of the future. Because of this segregation requirement, in no circumstances would the Fund's receipt of an exercise notice as to that future require the Fund to deliver a futures contract. It would simply put the Fund in a short futures position, which is permitted by the Fund's hedging policies.
Writing Put Options. The Fund can write/sell put options. A put option on securities gives the purchaser the right to sell, and the writer the obligation to buy, the underlying investment at the exercise price during the option period.
If the Fund writes a put, the put must be covered by liquid assets identified on the Fund's books. The premium the Fund receives from writing a put represents a profit, as long as the price of the underlying investment remains equal to or above the exercise price of the put. However, the Fund also assumes the obligation during the option period to buy the underlying investment from the buyer of the put at the exercise price, even if the value of the investment falls below the exercise price. If a put the Fund has written expires unexercised, the Fund realizes a gain in the amount of the premium less the transaction costs incurred. If the put is exercised, the Fund must fulfill its obligation to purchase the underlying investment at the exercise price. The price usually will exceed the market value of the investment at that time. In that case, the Fund may incur a loss if it sells the underlying investment. That loss will be equal to the sum of the sale price of the underlying investment and the premium received minus the sum of the exercise price and any transaction costs the Fund incurred.
When writing a put option on a security, to secure its obligation to pay for the underlying security the Fund will deposit in escrow or otherwise segregate liquid assets with a value equal to or greater than the exercise price of the underlying securities. The Fund therefore foregoes the opportunity of investing the segregated assets or writing calls against those assets.
As long as the Fund's obligation as the put writer continues, it may be assigned an exercise notice by the broker-dealer through which the put was sold. That notice will require the Fund to take delivery of the underlying security and pay the exercise price. The Fund has no control over when it may be required to purchase the underlying security, since it may be assigned an exercise notice at any time prior to the termination of its obligation as the writer of the put. That obligation terminates on expiration of the put. It also may terminate if, before it receives an exercise notice, the Fund effects a closing purchase transaction by purchasing a put of the same series as it sold. Once the Fund has been assigned an exercise notice, it cannot effect a closing purchase transaction.
The Fund can decide to effect a closing purchase transaction to realize a profit on an outstanding put option it has written or to prevent the underlying security from being exercised. Effecting a closing purchase transaction also will permit the Fund to write another put option on the security or to sell the security and use the proceeds from the sale for other investments. The Fund will realize a profit or loss from a closing purchase transaction depending on whether the cost of the transaction is less or more than the premium received from writing the put option. Any profits from writing puts are considered short-term capital gains for federal tax purposes and, when distributed by the Fund, are taxable as ordinary income.
Purchasing Calls and Puts. The Fund can purchase calls to protect against the possibility that the Fund's portfolio will not participate in an anticipated rise in the securities market. When the Fund buys a call (other than in a closing purchase transaction), it pays a premium. The Fund then has the right to buy the underlying investment from a seller of a corresponding call on the same investment during the call period at a fixed exercise price. The Fund benefits only if it sells the call at a profit or if, during the call period, the market price of the underlying investment is above the sum of the call price plus the transaction costs and the premium paid for the call and the Fund exercises the call. If the Fund does not exercise the call or sell it (whether or not at a profit), the call will become worthless at its expiration date. In that case, the Fund will have paid the premium but lost the right to purchase the underlying investment.
The Fund can buy puts regardless of whether it holds the underlying investment in its portfolio. When the Fund purchases a put, it pays a premium and, except as to puts on indices, has the right to sell the underlying investment to a seller of a put on a corresponding investment during the put period at a fixed exercise price. Buying a put on securities or futures the Fund owns enables the Fund to attempt to protect itself during the put period against a decline in the value of the underlying investment below the exercise price by selling the underlying investment at the exercise price to a seller of a corresponding put. If the market price of the underlying investment is equal to or above the exercise price and, as a result, the put is not exercised or resold, the put will become worthless at its expiration date. In that case, the Fund will have paid the premium but lost the right to sell the underlying investment. However, the Fund can sell the put prior to its expiration. That sale may or may not be at a profit.
When the Fund purchases a call or put on an index or future, it pays a premium, but settlement is in cash rather than by delivery of the underlying investment to the Fund. Gain or loss depends on changes in the index in question (and thus on price movements in the securities market generally) rather than on price movements in individual securities or futures contracts.
Forward Contracts. Forward contracts are foreign currency exchange contracts. They are used to buy or sell foreign currency for future delivery at a fixed price. The Fund uses them to "lock in" the U.S. dollar price of a security denominated in a foreign currency that the Fund has bought or sold, or to protect against possible losses from changes in the relative values of the U.S. dollar and a foreign currency. The Fund limits its exposure in foreign currency exchange contracts in a particular foreign currency to the amount of its assets denominated in that currency or a closely correlated currency. The Fund also can use "cross-hedging" where the Fund hedges against changes in currencies other than the currency in which a security it holds is denominated.
Under a forward contract, one party agrees to purchase, and another party agrees to sell, a specific currency at a future date. That date may be any fixed number of days from the date of the contract agreed on by the parties. The transaction price is set at the time the contract is entered into. These contracts are traded in the inter-bank market conducted directly among currency traders (usually large commercial banks) and their customers.
The Fund can use forward contracts to protect against uncertainty in the level of future exchange rates. The use of forward contracts does not eliminate the risk of fluctuations in the prices of the underlying securities the Fund owns or intends to acquire, but it does fix a rate of exchange in advance. Although forward contracts may reduce the risk of loss from a decline in the value of the hedged currency, at the same time they limit any potential gain if the value of the hedged currency increases.

When the Fund enters into a contract for the purchase or sale of a security denominated in a foreign currency, or when it anticipates receiving dividend payments in a foreign currency, the Fund might desire to "lock in" the U.S. dollar price of the security or the U.S. dollar equivalent of the dividend payments. To do so, the Fund might enter into a forward contract for the purchase or sale of the amount of foreign currency involved in the underlying transaction, in a fixed amount of U.S. dollars per unit of the foreign currency. This is called a "transaction hedge." The transaction hedge will protect the Fund against a loss from an adverse change in the currency exchange rates during the period between the date on which the security is purchased or sold or on which the payment is declared and the date on which the payments are made or received.
The Fund also could use forward contracts to lock in the U.S. dollar value of portfolio positions. This is called a "position hedge." When the Fund believes that foreign currency might suffer a substantial decline against the U.S. dollar, it could enter into a forward contract to sell an amount of that foreign currency approximating the value of some or all of the Fund's portfolio securities denominated in that foreign currency. When the Fund believes that the U.S. dollar may suffer a substantial decline against a foreign currency, it could enter into a forward contract to buy that foreign currency for a fixed dollar amount. Alternatively, the Fund could enter into a forward contract to sell a different foreign currency for a fixed U.S. dollar amount if the Fund believes that the U.S. dollar value of the foreign currency to be sold pursuant to its forward contract will fall whenever there is a decline in the U.S. dollar value of the currency in which portfolio securities of the Fund are denominated. That is referred to as a "cross hedge."
The Fund will cover its short positions in these cases by identifying to its custodian bank assets having a value equal to the aggregate amount of the Fund's commitment under forward contracts. The Fund will not enter into forward contracts or maintain a net exposure to such contracts if the consummation of the contracts would obligate the Fund to deliver an amount of foreign currency in excess of the value of the Fund's portfolio securities or other assets denominated in that currency or another currency that is the subject of the hedge. However, to avoid excess transactions and transaction costs, the Fund can maintain a net exposure to forward contracts in excess of the value of the Fund's portfolio securities or other assets denominated in foreign currencies if the excess amount is "covered" by liquid securities denominated in any currency. The cover must be at least equal at all times to the amount of that excess. As one alternative, the Fund can purchase a call option permitting the Fund to purchase the amount of foreign currency being hedged by a forward sale contract at a price no higher than the forward contract price. As another alternative, the Fund can purchase a put option permitting the Fund to sell the amount of foreign currency subject to a forward purchase contract at a price as high as or higher than the forward contract price.
The precise matching of the amounts under forward contracts and the value of the securities involved generally will not be possible because the future value of securities denominated in foreign currencies will change as a consequence of market movements between the date the forward contract is entered into and the date it is sold. In some cases, the Adviser might decide to sell the security and deliver foreign currency to settle the original purchase obligation. If the market value of the security is less than the amount of foreign currency that the Fund is obligated to deliver, the Fund might have to purchase additional foreign currency on the "spot" (that is, cash) market to settle the security trade. If the market value of the security instead exceeds the amount of foreign currency the Fund is obligated to deliver to settle the trade, the Fund might have to sell on the spot market some of the foreign currency received on the sale of the security. There will be additional transaction costs on the spot market in those cases.
The projection of short-term currency market movements is extremely difficult, and the successful execution of a short-term hedging strategy is highly uncertain. Forward contracts involve the risk that anticipated currency movements would not be accurately predicted, causing the Fund to sustain losses on these contracts and to pay additional transactions costs. The use of forward contracts in this manner might reduce the Fund's performance if there are unanticipated changes in currency prices to a greater degree than if the Fund had not entered into such contracts.
At or before the maturity of a forward contract requiring the Fund to sell a currency, the Fund might sell a portfolio security and use the sale proceeds to make delivery of the currency. In the alternative, the Fund might retain the security and offset its contractual obligation to deliver the currency by purchasing a second contract. Under that contract the Fund will obtain, on the same maturity date, the same amount of the currency that it is obligated to deliver. Similarly, the Fund might close out a forward contract requiring it to purchase a specified currency by entering into a second contract entitling it to sell the same amount of the same currency on the maturity date of the first contract. The Fund would realize a gain or loss as a result of entering into such an off-setting forward contract under either circumstance. The gain or loss will depend on the extent to which the exchange rate or rates between the currencies involved moved between the execution dates of the first and off-setting contracts.
The cost to the Fund of engaging in forward contracts varies with factors such as the currencies involved, the length of the contract period and the market conditions then prevailing. Because forward contracts usually are entered into on a principal basis, no brokerage fees or commissions are involved. Because these contracts are not traded on an exchange, the Fund must evaluate the credit and performance risk of the counterparty under each forward contract.
Although the Fund values its assets daily in terms of U.S. dollars, it does not intend to convert its holdings of foreign currencies into U.S. dollars on a daily basis. The Fund can convert foreign currency from time to time and will incur costs in doing so. Foreign exchange dealers do not charge a fee for conversion, but they do seek to realize a profit based on the difference between the prices at which they buy and sell various currencies. Thus, a dealer might offer to sell a foreign currency to the Fund at one rate, while offering a lesser rate of exchange if the Fund desires to resell that currency to the dealer.
Index-Linked Notes. Principal and/or interest payments on these notes depend on the performance of an underlying index. Currency-indexed securities are another derivative the Fund can use. Typically these are short-term or intermediate-term debt securities. Their value at maturity or the rates at which they pay income are determined by the change in value of the U.S. dollar against one or more foreign currencies or an index. In some cases, these securities may pay an amount at maturity based on a multiple of the amount of the relative currency movements. This type of index security offers the potential for increased income or principal payments but at a greater risk of loss than a typical debt security of the same maturity and credit quality.
Debt Exchangeable for Common Stock of an Issuer or "Equity-Linked Debt Securities" of an Issuer. At maturity, the debt security is exchanged for common stock of the issuer or it is payable in an amount based on the price of the issuer's common stock at the time of maturity. Both alternatives present a risk that the amount payable at maturity will be less than the principal amount of the debt because the price of the issuer's common stock might not be as high as the Adviser expected.
Interest Rate Swap Transactions. The Fund can enter into interest rate swap agreements. In an interest rate swap, the Fund and another party exchange their right to receive or their obligation to pay interest on a security. For example, they might swap the right to receive floating rate payments for fixed rate payments. The Fund can enter into swaps only on securities that it owns. Also, the Fund will identify liquid assets on its books (typically U.S. Treasury notes, certificates of deposit, other high-grade, short-term obligations or interest-bearing cash equivalents) to cover any amounts it could owe under swaps that exceed the amounts it is entitled to receive, and it will adjust that amount daily as needed.
Swap agreements entail both interest rate risk and credit risk. There is a risk that based on movements of interest rates in the future the payments made by the Fund under a swap agreement will be greater than the payments it received. Credit risk arises from the possibility that the counterparty will default. If the counterparty defaults, the Fund's loss will consist of the net amount of contractual interest payments that the Fund has not yet received. The Adviser will monitor the creditworthiness of counterparties to the Fund's interest rate swap transactions on an ongoing basis.
The Fund can enter into swap transactions with certain counterparties pursuant to master netting agreements. A master netting agreement provides that all swaps done between the Fund and that counterparty shall be regarded as parts of an integral agreement. If amounts are payable on a particular date in the same currency in respect of one or more swap transactions, the amount payable on that date in that currency shall be the net amount. In addition, the master netting agreement may provide that if one party defaults generally or on one swap, the counterparty can terminate all of the swaps with that party. Under these agreements, if a default results in a loss to one party, the measure of that party's damages is calculated by reference to the average cost of a replacement swap for each swap. It is measured by the mark-to-market value at the time of the termination of each swap. The gains and losses on all swaps are then netted, and the result is the counterparty's gain or loss on termination. The termination of all swaps and the netting of gains and losses on termination generally is referred to as "aggregation."
Hedging Foreign Currency. To attempt to reduce exposure to currency fluctuations, the Fund may trade in forward foreign currency exchange contracts (forward contracts), currency futures contracts and options thereon and securities indexed to foreign securities. These techniques are not always effective and their use may expose the Fund to other risks, such as liquidity and counterparty risk. The Adviser exercises its professional judgment as to whether the reduction in currency risk justifies the expense and exposure to liquidity and counterparty risk. These techniques may be used to lock in an exchange rate in connection with transactions in securities denominated or traded in foreign currencies, to hedge the currency risk in foreign securities held by the Fund and to hedge a currency risk involved in an anticipated purchase of foreign securities. Cross-hedging also may be utilized that is, entering into a hedge transaction with respect to a foreign currency different from the one in which a trade is to be made or in which a portfolio security is principally traded. There is no limitation on the amount of assets that may be committed to currency hedging. However, the currency hedging transactions may be utilized as a tool to reduce currency fluctuation risks due to a current or anticipated position in foreign securities. The successful use of currency hedging transactions usually depends on the Adviser's ability to forecast interest rate and currency exchange rate movements. Should interest or exchange rates move in an unexpected manner, the anticipated benefits of futures contracts, options or forward contracts may not be achieved or losses may be realized and thus the Fund could be in a worse position than if such strategies had not been used. Unlike many exchange-traded futures contracts, there are no daily price fluctuation limits with respect to options on currencies and forward contracts, and adverse market movements therefore could continue to an unlimited extent over a period of time. In addition, the correlation between movements in the prices of such instruments and movements in the prices of the securities and currencies hedged or used for cover will not be perfect and could produce unanticipated losses. Unanticipated changes in currency prices may result in poorer overall performance for the Fund than if it had not entered into such contracts. When taking a position in an anticipatory hedge (when the Fund purchases a futures contract or other similar instrument to gain market exposure in anticipation of purchasing the underlying securities at a later date), the Fund is required to set aside cash or high-grade liquid securities to fully secure the obligation.
A forward contract is an obligation to purchase or sell a specific currency for an agreed price at a future date that is individually negotiated and privately traded by currency traders and their customers. Such a contract gives the Fund a position in a negotiated, currently non-regulated market. The Fund may enter into a forward contract for example, when it enters into a contract for the purchase or sale of a security denominated in a foreign currency in order to "lock in" the U.S. dollar price of the security ("transaction hedge"). Additionally, when the Adviser believes that a foreign currency may suffer a substantial decline against the U.S. dollar, the Fund may enter into a forward sale contract to sell an amount of that foreign currency approximating the value of some or all of the Fund's portfolio securities denominated in such foreign currency. When the Adviser believes that the U.S. dollar may suffer a substantial decline against a foreign currency, the Fund may enter into a forward purchase contract to buy that foreign currency for a fixed dollar amount in anticipation of purchasing foreign traded securities ("position hedge"). In this situation the Fund may, in the alternative, enter into a forward contract with respect to a different foreign currency for a fixed U.S. dollar amount ("cross hedge"). This may be done, for example, where the Adviser believes that the U.S. dollar value of the currency to be sold pursuant to the forward contract will fall whenever there is a decline in the U.S. dollar value of the currency in which portfolio securities of the Fund are denominated.
The Fund may purchase and write put and call options on foreign currencies for the purpose of protecting against declines in the U.S. dollar value of foreign currency-denominated portfolio securities and against increases in the U.S. dollar cost of such securities to be acquired. As in the case of other kinds of options, however, the writing of an option on a foreign currency constitutes only a partial hedge, up to the amount of the premium received, and the Fund could be required to purchase or sell foreign currencies at disadvantageous exchange rates, thereby incurring losses. The purchase of an option on a foreign currency may constitute an effective hedge against fluctuations in exchange rates although, in the event of rate movements adverse to the Fund's position, it may forfeit the entire amount of the premium plus related transaction costs. Options on foreign currencies to be written or purchased by the Fund are traded on U.S. and foreign exchanges or over-the-counter. Currently, a significant portion or all of the value of an over-the-counter option may be treated as an illiquid investment and subject to the restriction on such investments as long as the SEC requires that over-the-counter options be treated as illiquid. Generally, the Fund would utilize options traded on exchanges where the options are standardized.
The Fund may enter into contracts for the purchase or sale for future delivery of foreign currencies ("currency futures contracts") and may purchase and write put and call options to buy or sell currency futures contracts. A "sale" of a currency futures contract means the acquisition of a contractual obligation to deliver the foreign currencies called for by the contract at a specified price on a specified date. A "purchase" of a currency futures contract means the incurring of a contractual obligation to acquire the foreign currencies called for by the contract at a specified price on a specified date. Options on currency futures contracts to be purchased by the Fund will be traded on U.S. or foreign exchanges or over-the-counter.
The Fund also may purchase securities (debt securities or deposits) that have their coupon rate or value at maturity determined by reference to the value of one or more foreign currencies. These strategies will be used for hedging purposes only. The Fund will hold securities or other options or futures positions whose values are expected to offset its obligations under the hedge strategies. The Fund will not enter into a currency hedging position that exposes the Fund to an obligation to another party unless it follows its segregated account procedures.
The Fund's ability to dispose of its positions in futures contracts, options and forward contracts will depend on the availability of liquid markets in such instruments. Markets in options and futures with respect to currencies are still developing. It is impossible to predict the amount of trading interest that may exist in various types of futures contracts, options and forward contracts. If a secondary market does not exist with respect to an option purchased or written by the Fund over-the-counter, it might not be possible to effect a closing transaction in the option (i.e., dispose of the option) with the result that: (i) an option purchased by the Fund would have to be exercised in order for the Fund to realize any profit; and (ii) the Fund may not be able to sell currencies covering an option written by the Fund until the option expires or it delivers the underlying futures currency on exercise. Therefore, no assurance can be given that the Fund will be able to utilize these instruments effectively for the purposes set forth above. The Fund's ability to engage in currency hedging transactions may be limited by tax considerations.
Risks of Hedging with Options and Futures. The use of hedging instruments requires special skills and knowledge of investment techniques that are different than what is required for normal portfolio management. If the Adviser uses a hedging instrument at the wrong time or judges market conditions incorrectly, hedging strategies may reduce the Fund's return or may compound its losses. The Fund also could experience losses if the prices of its futures and options positions were not correlated with its other investments.
The Fund's option activities could affect its portfolio turnover rate and brokerage commissions. The exercise of calls written by the Fund might cause the Fund to sell related portfolio securities, thus increasing its turnover rate. The exercise by the Fund of puts on securities will cause the sale of underlying investments, increasing portfolio turnover. Although the decision whether to exercise a put it holds is within the Fund's control, holding a put might cause the Fund to sell the related investments for reasons that would not exist in the absence of the put.

The Fund could pay a brokerage commission each time it buys a call or put, sells a call or put, or buys or sells an underlying investment in connection with the exercise of a call or put. Those commissions could be higher on a relative basis than the commissions for direct purchases or sales of the underlying investments. Premiums paid for options are small in relation to the market value of the underlying investments. Consequently, put and call options offer large amounts of leverage. The leverage offered by trading in options could result in the Fund's net asset value being more sensitive to changes in the value of the underlying investment.
If a covered call written by the Fund is exercised on an investment that has increased in value, the Fund will be required to sell the investment at the call price. It will not be able to realize any profit if the investment has increased in value above the call price.
An option position may be closed out only on a market that provides secondary trading for options of the same series, and there is no assurance that a liquid secondary market will exist for any particular option. The Fund might experience a loss if it could not close out a position because of an illiquid market for the future or option.
There is a risk in using short hedging by selling futures or purchasing puts on broad-based indices or futures to attempt to protect against declines in the value of the Fund's portfolio securities. The risk is that the prices of the futures or the applicable index will correlate imperfectly with the behavior of the cash prices of the Fund's securities. For example, it is possible that while the Fund has used hedging instruments in a short hedge, the market might advance and the value of the securities held in the Fund's portfolio might decline. If that occurred, the Fund would lose money on the hedging instruments and also experience a decline in the value of its portfolio securities. However, while this could occur for a very brief period or to a very small degree, over time the value of a diversified portfolio of securities will tend to move in the same direction as the indices on which the hedging instruments are based. The risk of imperfect correlation increases as the composition of the Fund's portfolio diverges from the securities included in the applicable index. To compensate for the imperfect correlation of movements in the price of the portfolio securities being hedged and movements in the price of the hedging instruments, the Fund might use hedging instruments in a greater dollar amount than the dollar amount of portfolio securities being hedged. It might do so if the historical volatility of the prices of the portfolio securities being hedged is more than the historical volatility of the applicable index.
The ordinary spreads between prices in the cash and futures markets are subject to distortions, due to differences in the nature of those markets. First, all participants in the futures market are subject to margin deposit and maintenance requirements. Rather than meeting additional margin deposit requirements, investors may close futures contracts through off-setting transactions that could distort the normal relationship between the cash and futures markets. Second, the liquidity of the futures market depends on participants entering into off-setting transactions rather than making or taking delivery. To the extent participants decide to make or take delivery, liquidity in the futures market could be reduced, thus producing distortion. Third, from the point of view of speculators, the deposit requirements in the futures market are less onerous than margin requirements in the securities markets. Therefore, increased participation by speculators in the futures market may cause temporary price distortions.
The Fund can use hedging instruments to establish a position in the securities markets as a temporary substitute for the purchase of individual securities (long hedging) by buying futures and/or calls on such futures, broad-based indices or on securities. It is possible that when the Fund does so, the market might decline. If the Fund then concludes not to invest in securities because of concerns that the market might decline further or for other reasons, the Fund will realize a loss on the hedging instruments that is not offset by a reduction in the price of the securities purchased.
Regulatory Aspects of Hedging Instruments. If and when the Fund begins using futures and options on futures, the Fund will be required to operate within certain guidelines and restrictions with respect to the use of futures as established by the Commodities Futures Trading Commission (the "CFTC"). In particular, prior to trading in derivatives, the Fund intends to comply with Rule 4.5 and make the necessary filings with the CFTC to be exempted from registration with the CFTC as a commodity pool operator. To comply with Rule 4.5 the Fund would be required to limit its transactions in commodities to below one of two thresholds. One of the thresholds requires that the Fund's aggregate initial margin and premiums posted for its non-bona fide hedging trading in these instruments must not exceed five percent of the liquidating value of its portfolio. As an alternative the Fund may limit the aggregate net notional value of its derivatives transactions not used solely for bona fide hedging purposes to no more than 100 percent of the liquidation value of its portfolio determined at the time the most recent position was established.
Transactions in options by the Fund are subject to limitations established by the option exchanges. The exchanges limit the maximum number of options that may be written or held by a single investor or group of investors acting in concert. Those limits apply regardless of whether the options were written or purchased on the same or different exchanges or are held in one or more accounts or through one or more different exchanges or through one or more brokers. Thus, the number of options that the Fund can write or hold may be affected by options written or held by other entities, including other investment companies having the same adviser as the Fund (or an adviser that is an affiliate of the Fund's adviser). The exchanges also impose position limits on futures transactions. An exchange may order the liquidation of positions found to be in violation of those limits and may impose certain other sanctions.

Under the Investment Company Act, when the Fund purchases a future, it must maintain cash or readily marketable short-term debt instruments in an amount equal to the market value of the securities underlying the future, less the margin deposit applicable to it.
Tax Aspects of Certain Hedging Instruments. Certain foreign currency exchange contracts in which the Fund can invest are treated as "Section 1256 contracts" under the Internal Revenue Code. In general, gains or losses relating to Section 1256 contracts are characterized as 60% long-term and 40% short-term capital gains or losses under the Code. However, foreign currency gains or losses arising from Section 1256 contracts that are forward contracts generally are treated as ordinary income or loss. In addition, Section 1256 contracts held by the Fund at the end of each taxable year are "marked-to-market," and unrealized gains or losses are treated as though they were realized. These contracts also may be marked-to-market for purposes of determining the excise tax applicable to investment company distributions and for other purposes under rules prescribed pursuant to the Internal Revenue Code. An election can be made by the Fund to exempt those transactions from this marked-to-market treatment.
Certain forward contracts the Fund enters into may result in "straddles" for federal income tax purposes. The straddle rules may affect the character and timing of gains (or losses) recognized by the Fund on straddle positions. Generally, a loss sustained on the disposition of a position making up a straddle is allowed only to the extent that the loss exceeds any unrecognized gain in the off-setting positions making up the straddle. A previously disallowed loss generally is allowed at the point when there is no unrecognized gain in the off-setting positions making up the straddle or the off-setting position is disposed of.
Under the Internal Revenue Code, the following gains or losses are treated as ordinary income or loss: (i) gains or losses attributable to fluctuations in exchange rates that occur between the time the Fund accrues interest or other receivables or accrues expenses or other liabilities denominated in a foreign currency and the time the Fund actually collects such receivables or pays such liabilities, and (ii) gains or losses attributable to fluctuations in the value of a foreign currency between the date of acquisition of a debt security denominated in a foreign currency or foreign currency forward contracts and the date of disposition.
Currency gains and losses are offset against market gains and losses on each trade before determining a net "Section 988" gain or loss under the Internal Revenue Code for that trade, which may increase or decrease the amount of the Fund's investment income available for distribution to its shareholders.
Additional Non-Principal Investment Strategies and Risks
Restricted and Illiquid Securities. The Fund may invest in restricted securities that are subject to contractual restrictions on resale. The Fund's policy is to not purchase or hold illiquid securities (which may include restricted securities) if more than 15% of the Fund's net assets would then be illiquid. If illiquid securities were to exceed 15% of the value of the Fund's net assets, the Adviser would attempt to reduce the Fund's investment in illiquid securities in an orderly fashion.
The restricted securities that the Fund may purchase include securities that have not been registered under the Securities Act of 1933, as amended (the "1933 Act") but are eligible for purchase and sale pursuant to Rule 144A ("Rule 144A Securities"). This Rule permits certain qualified institutional buyers, such as the Fund, to trade in privately placed securities even though such securities are not registered under the 1933 Act. The Adviser, under criteria established by the Fund's Board of Directors, will consider whether Rule 144A Securities being purchased or held by the Fund are illiquid and thus subject to the Fund's policy limiting investments in illiquid securities. In making this determination, the Adviser will consider the frequency of trades and quotes, the number of dealers and potential purchasers, dealer undertakings to make a market and the nature of the security and the marketplace trades (for example, the time needed to dispose of the security, the method of soliciting offers and the mechanics of transfer). The liquidity of Rule 144A Securities also will be monitored by the Adviser and if, as a result of changed conditions, it is determined that a Rule 144A Security is no longer liquid, the Fund's holding of illiquid securities will be reviewed to determine what, if any, action is required in light of the policy limiting investments in such securities. Investing in Rule 144A Securities could have the effect of increasing the amount of investments in illiquid securities if qualified institutional buyers are unwilling to purchase such securities.
The Fund may also invest in securities of U.S. and non-U.S. issuers that are issued through private offerings pursuant to Regulation S the 1933 Act, as amended. Regulation S securities are subject to legal or contractual restrictions on resale, these securities may be considered illiquid, as described above. Although Regulation S securities may be resold in privately negotiated transactions, the price realized from these sales could be less than the price paid by the Fund. Companies whose securities are not publicly traded may not be subject to the disclosure and other investor protection requirements that would be applicable if their securities were publicly traded.
Cybersecurity Risk. With the increased use of technologies such as the Internet to conduct business, the Fund has become potentially more susceptible to operational and information security risks through breaches in cybersecurity. In general, a breach in cybersecurity can result from either a deliberate attack or an unintentional event. Cybersecurity breaches may involve, among other things, infection by computer viruses or other malicious software code or unauthorized access to the Fund's digital information systems, networks or devices through "hacking" or other means, in each case for the purpose of misappropriating assets or sensitive information (including, for example, personal shareholder information), corrupting data or causing operational disruption or failures in the physical infrastructure or operating systems that support the Fund. Cybersecurity risks also include the risk of losses of service resulting from external attacks that do not require unauthorized access to the Fund's systems, networks or devices. For example, denial-of-service attacks on the investment adviser's or an affiliate's website could effectively render the Fund's network services unavailable to Fund shareholders and other intended end-users. Any such cybersecurity breaches or losses of service may cause the Fund to lose proprietary information, suffer data corruption, or lose operational capacity, which, in turn could cause the Fund to incur regulatory penalties, reputational damage, additional compliance costs associated with corrective measures, and/or financial loss. While the Fund and its investment adviser have established plans and procedures designed to prevent or reduce the impact of a cybersecurity attack, there is no guarantee that these plans and procedures will be successful. There are inherent limitations in these plans and procedures given the ever changing nature of technology and cybersecurity attack tactics and there is a possibility that certain risks have not been adequately identified or prepared for.
In addition, cybersecurity failures by or breaches of the Fund's third-party service providers (including, but not limited to, the Fund's investment adviser, transfer agent, custodian, and other financial intermediaries) may disrupt the business operations of the service providers and of the Fund, potentially resulting in financial losses; the inability of Fund shareholders to transact business with the Fund and of the Fund to process transactions; the inability of the Fund to calculate its net asset value; violations of applicable privacy and other laws, rules, and regulations; regulatory fines and penalties; reputational damage; reimbursement or other compensatory costs; and/or additional compliance costs associated with implementation of any corrective measures. The Fund and its shareholders could be negatively impacted as a result of any such cybersecurity breaches, and there can be no assurance that the Fund will not suffer losses relating to cybersecurity attacks or other informational security breaches affecting the Fund's third-party service provider in the future, particularly as the Fund cannot control cybersecurity plans or systems implemented by such service providers.
Securities the Fund invests in are subject to cybersecurity risks in similar ways to the Fund. A cybersecurity risk or cybersecurity event may cause the Fund's investments in such issuers to lose value. In extreme cases a risk or event could cause the issuer to cease business.
Distressed Companies. The Fund may invest in, or continue to hold, debt or securities issued by distressed companies which are, or are about to be, involved in reorganizations, financial restructurings, or bankruptcy. A bankruptcy, merger or other restructuring, or a tender or exchange offer, proposed or pending at the time the Fund invests in the debt or securities may not be completed on the terms or within the time frame contemplated, which may result in losses to the Fund. Debt obligations of distressed companies typically are unrated, lower-rated, in default or close to default and are generally more likely to become worthless than the securities of more financially stable companies.
Borrowing. The Fund may purchase additional securities so long as borrowings do not exceed 5% of its total assets. The Fund may obtain such short-term credit as may be necessary for the clearance of purchases and sales of portfolio securities. The Fund may borrow from banks provided that, immediately after any such borrowing there is an asset coverage of at least 300% for all borrowings. In the event that such asset coverage at any time falls below 300% the Fund shall, within three days thereafter (not including Sundays and holidays) reduce the amount of its borrowings to an extent that the asset coverage of such borrowings shall be at least 300%. The Fund is not required to dispose of portfolio holdings immediately if the Fund would suffer losses as a result. Borrowing money to meet redemptions or other purposes would have the effect of temporarily leveraging the Fund's assets and potentially exposing the Fund to leveraged losses.
Lending Portfolio Securities. The Fund may lend its portfolio securities to certain types of eligible borrowers approved by the Board of Directors. The Fund may engage in securities lending to earn additional income or to raise cash for liquidity purposes. The Fund must receive collateral for a loan. Under current applicable regulatory requirements (which are subject to change), on each business day the loan collateral must be at least equal to the value of the loaned securities. The collateral must consist of cash, bank letters of credit, securities of the U.S. Government or its agencies or instrumentalities, or other cash equivalents in which the Fund is permitted to invest.
Lending activities are strictly limited as described in the section titled "Investment Restrictions." Lending money or securities involves the risk that the Fund may suffer a loss if a borrower does not repay a loan when due. To manage this risk the Fund deals only with counterparties it believes to be creditworthy and requires that the counterparty deposit collateral with the Fund.
When it loans securities, the Fund still owns the securities, receives amounts equal to the dividends or interest on loaned securities and is subject to gains or losses on those securities. The Fund also receives one or more of: (i) negotiated loan fees, (ii) interest on securities used as collateral, and/or (iii) interest on any short-term debt instruments purchased with such loan collateral. Either type of interest may be shared with the borrower. The Fund also may pay reasonable finder's, custodian and administrative fees in connection with these loans. The terms of the Fund's loans must meet applicable tests under the Internal Revenue Code and must permit the Fund to reacquire loaned securities on five days' notice or in time to vote on any important matter.

Short Sales. When the Fund believes that a security is overvalued, it may sell the security short and borrow the same security from a broker or other institution to complete the sale. If the price of the security decreases in value, the Fund may make a profit and, conversely, if the security increases in value, the Fund will incur a loss because it will have to replace the borrowed security by purchasing it at a higher price. There can be no assurance that the Fund will be able to close out the short position at any particular time or at an acceptable price. Although the Fund's gain is limited to the amount at which it sold a security short, its potential loss is not limited. A lender may request that the borrowed securities be returned on short notice; if that occurs at a time when other short sellers of the subject security are receiving similar requests, a "short squeeze" can occur. This means that the Fund might be compelled, at the most disadvantageous time, to replace borrowed securities previously sold short with purchases on the open market at prices significantly greater than those at which the securities were sold short. Short selling also may produce higher than normal portfolio turnover and result in increased transaction costs to the Fund. If the Fund sells a security short it will either own an off-setting "long position" (an economically equivalent security which is owned) or establish a "Segregated Account" as described in this statement of additional information.
The Fund also may make short sales "against-the-box," in which it sells short securities it owns. The Fund will incur transaction costs, including interest expenses, in connection with opening, maintaining and closing short sales against-the-box, which results in a "constructive sale," requiring the Fund to recognize any taxable gain from the transaction.
The Fund has adopted a non-fundamental investment limitation that prevents it from selling any security short if it would cause more than 5% of its total assets, taken at market value, to be sold short. This limitation does not apply to selling short against the box.
When-Issued and Delayed-Delivery Transactions. The Fund can invest in securities on a "when-issued" basis and can purchase or sell securities on a "delayed-delivery" basis. When-issued and delayed-delivery are terms that refer to securities whose terms and indenture are available and for which a market exists but that are not available for immediate delivery.
When such transactions are negotiated, the price (which generally is expressed in yield terms) is fixed at the time the commitment is made. Delivery and payment for the securities take place at a later date (generally within 45 days of the date the offer is accepted). The securities are subject to change in value from market fluctuations during the period until settlement. The value at delivery may be less than the purchase price. For example, changes in interest rates before settlement will affect the value of such securities and may cause a loss to the Fund. During the period between purchase and settlement, no payment is made by the Fund to the issuer and no interest accrues to the Fund from the investment.
The Fund may engage in when-issued transactions to secure what the Adviser considers to be an advantageous price and yield at the time of entering into the obligation. When the Fund enters into a when-issued or delayed-delivery transaction, it relies on the other party to complete the transaction. Its failure to do so may cause the Fund to lose the opportunity to obtain the security at a price and yield the Adviser considers to be advantageous. When the Fund engages in when-issued and delayed-delivery transactions, it does so for the purpose of acquiring or selling securities consistent with its investment objective and strategies, and not for the purpose of investment leverage. Although the Fund will enter into delayed-delivery or when-issued purchase transactions to acquire securities, it can dispose of a commitment before settlement. If the Fund chooses to dispose of the right to acquire a when-issued security before its acquisition or to dispose of its right to delivery or receive against a forward commitment, it may incur a gain or loss.
At the time the Fund makes the commitment to purchase or sell a security on a when-issued or delayed-delivery basis, it records the transaction on its books and reflects the value of the security purchased in determining the Fund's net asset value. In a sale transaction, it records the proceeds to be received. The Fund will identify on its books liquid securities of any type at least equal in value to the value of the Fund's purchase commitments until the Fund pays for the investment.
When issued and delayed-delivery transactions can be used by the Fund as defensive techniques to hedge against anticipated changes in interest rates and prices. For instance, in periods of rising interest rates and falling prices, the Fund might sell securities in its portfolio on a forward commitment basis to attempt to limit its exposure to anticipated falling prices. In periods of falling interest rates and rising prices, the Fund might sell portfolio securities and purchase the same or similar securities on a when-issued or delayed-delivery basis to obtain the benefit of currently higher cash yields.
Segregated Accounts. A number of the Fund's potential non-principal investment strategies may require it to establish segregated accounts. When the Fund enters into an investment strategy that would result in a "senior security" as that term is defined in the 1940 Act, the Fund will either: (i) own an off-setting position in securities; or (ii) set aside liquid securities in a segregated account with its custodian bank (or designated in the Fund's books and records) in the amount prescribed. The Fund will maintain the value of such segregated account equal to the prescribed amount by adding or removing additional liquid securities to account for fluctuations in the value of securities held in such account. Securities held in a segregated account cannot be sold while the senior security is outstanding, unless they are replaced with qualifying securities and the value of the account is maintained.
A segregated account is not required when the Fund holds securities, options, or futures positions whose value is expected to offset its obligations that would otherwise require a segregated account. The Fund may also use other SEC approved methods to reduce or eliminate the leveraged aspects of senior securities.

Portfolio Transactions
The Adviser is responsible for the placement of portfolio transactions, subject to the supervision of the Fund's Board of Directors. Following is a summary of the Adviser's trading policies which are described in Part 2 of its Form ADV. The Adviser is primarily a discretionary investment adviser. Accordingly, the Adviser generally determines the securities and quantities to be bought and sold for each client's account.
Best Execution. The Adviser follows procedures intended to provide reasonable assurance of best execution. However, there can be no assurance that best execution will in fact be achieved in any given transaction. The Adviser seeks to place portfolio transactions with brokers or dealers who will execute transactions as efficiently as possible and at the most favorable net price. Determining what constitutes best execution is not only quantitative, e.g., the lowest possible transaction cost, but also whether the transaction represents the best qualitative execution. In placing executions and paying brokerage commissions or dealer markups, the Adviser considers, among other factors, price, commission, timing, aggregated trades, capable floor brokers or traders, competent block trading coverage, ability to position, capital strength and stability, reliable and accurate communication and settlement processing, use of automation, knowledge of other buyers or sellers, arbitrage skills, administrative ability, underwriting and provision of information on the particular security or market in which the transaction is to occur, research, the range and quality of the services made available to clients, and the payment of bona fide client expenses. To the extent that clients direct brokerage, the Adviser cannot be responsible for achieving best execution. The Adviser may place orders for portfolio transactions with broker-dealers who have sold shares of funds which the Adviser serves as adviser or sub-adviser. However, when the Adviser places orders for portfolio transactions, it does not give any consideration to whether a broker-dealer has sold shares of the funds which the Adviser serves as adviser or sub-adviser. The applicability of specific criteria will vary depending on the nature of the transaction, the market in which it is executed and the extent to which it is possible to select from among multiple broker-dealers.
Cross Trades. When the Adviser deems it to be advantageous, the Fund may purchase or sell securities directly from or to another client account which is managed by the Adviser. This may happen due to a variety of circumstances, including situations when the Fund must purchase securities due to holding excess cash and, at the same time, a different client of the Adviser must sell securities in order to increase its cash position. Cross trades are only executed when deemed beneficial to the Fund and the other client, and the Adviser has adopted written procedures to ensure fairness to both parties.
Investment Allocations. The Adviser considers many factors when allocating securities among its clients, including the Fund, including but not limited to the client's investment style, applicable restrictions, availability of securities, available cash, anticipated liquidity, and existing holdings. The Adviser employs several portfolio managers, each of whom performs independent research and develops different levels of conviction concerning potential investments. Clients managed by the portfolio manager performing the research may receive priority allocations of limited investment opportunities that are in short supply, including Initial Public Offerings ("IPOs").
Clients are not assured of participating equally or at all in any particular investment opportunity. The nature of a client's investment style may exclude it from participating in many investment opportunities, even if the client is not strictly precluded from participation based on written investment restrictions. For example: (i) large-cap value clients are unlikely to participate in initial public offerings of small-capitalization companies; (ii) the Adviser may allocate short-term trading opportunities to clients pursuing active trading strategies rather than clients pursuing long-term buy-and-hold strategies; (iii) minimum block sizes may be optimal for liquidity which may limit the participation of smaller accounts; (iv) it is sometimes impractical for some custodians to deal with securities which are difficult to settle; and (v) private accounts and managed money/wrap accounts generally do not participate in direct purchases of foreign securities, but may participate in depositary receipts consisting of American Depositary Receipts "ADRs", European Depositary Receipts "EDRs", and Global Depositary Receipts "GDRs".
The Adviser attempts to allocate limited investment opportunities, including IPOs, among clients in a manner that is fair and equitable when viewed over a considerable period of time and involving many allocations. When the Adviser is limited in the amount of a particular security it can purchase, due to a limited supply, limited liquidity, or other reason, the Adviser may allocate the limited investment opportunity to a subset of eligible clients. The Adviser would then allocate the next limited investment opportunity to a different subset of eligible clients, rotating among subsets as limited investment opportunities are identified.
The Adviser serves as investment adviser for a number of clients and may deal with conflicts of interest when allocating investment opportunities among its various clients. For example: (i) the Adviser receives different advisory fees from different clients; (ii) the performance records of some clients are more public than the performance records of other clients; and (iii) the Adviser and its affiliates, owners, officers and employees have invested substantial amounts of their own capital in some client accounts (notably the Davis Funds, Selected Funds, and Clipper Fund), but do not invest their own capital in every client's account. The majority of the Adviser's clients pursue specific investment strategies, many of which are similar. The Adviser expects that, over long periods of time, most clients pursuing similar investment strategies should experience similar, but not identical, investment performance. Many factors affect investment performance, including but not limited to: (i) the timing of cash deposits and withdrawals to and from an account; (ii) the fact that the Adviser may not purchase or sell a given security on behalf of all clients pursuing similar strategies; (iii) price and timing differences when buying or selling securities; and (iv) the clients' own different investment restrictions. The Adviser's trading policies are designed to minimize possible conflicts of interest in trading for its clients.
Limitations on Aggregate Investments in a Single Company. The Adviser's policy is not to invest for the purpose of exercising control or management of other companies. In extraordinary circumstances the Adviser may seek to influence management. In such an event appropriate government and regulatory filings would be made.
Federal and state laws, as well as company documents (sometimes referred to as "poison pills") may limit the percentage of a company's outstanding shares which may be purchased or owned by the Adviser's clients. This is especially true in heavily regulated industries such as insurance, banking, and real estate investment trusts. Unless it can obtain an exception, the Adviser will not make additional purchases of these companies for its clients if, as a result of such purchase, shares in excess of the applicable investment limitation (for example, 9.9% of outstanding voting shares) would be held by its clients in the aggregate.
Order Priority. The Adviser's trading desk prioritizes incoming orders of similar purchases and sales of securities between institutional and managed money/wrap account orders. The Adviser's trading desk typically executes orders for institutional clients, including investment companies, institutional private accounts, sub-advised accounts and others. Managed money/wrap account program sponsors typically execute orders for managed money/wrap accounts.
The Adviser's trading desk attempts to coordinate the timing of orders with a trade rotation to prevent the Adviser from "bidding against itself" on orders. Generally, a block trade representing a portion of the total trade is placed first for institutional and private accounts. Once this trade is completed, the Adviser places orders for wrap accounts, one sponsor at a time. Sponsors of certain model portfolios will execute trades for their clients. These model portfolio Sponsors are included as a part of the wrap account trade rotation. If the Adviser has not received a response from a model portfolio Sponsor within a reasonable period of time the Adviser will resume through the trade rotation. If this occurs it is possible that the model portfolio Sponsor and the Adviser will be executing similar trades for discretionary clients. The trading concludes with another block transaction for institutional and private accounts. The trading desk follows procedures intended to provide reasonable assurance that no clients are disadvantaged by this trade rotation; and the compliance department monitors execution quality. However, there can be no assurance that best execution will in fact be achieved in any given transaction.
Pattern Accounts. The Adviser serves as investment adviser for a number of clients which are patterned after model portfolios or designated mutual funds managed by the Adviser. For example, a client pursuing the Adviser's large-cap value strategy may be patterned after Davis New York Venture Fund. A client patterned after Davis New York Venture Fund will usually have all of its trading (other than trading reflecting cash flows due to client deposits or withdrawals) aggregated with that of Davis New York Venture Fund. In unusual circumstances, the Adviser may not purchase or sell a given security on behalf of all clients (even clients managed in a similar style), and it may not execute a purchase of securities or a sale of securities for all participating clients at the same time.
Orders for accounts which are not patterned after model portfolios or designated mutual funds are generally executed in the order received by the trading desk, with the following exceptions: (i) the execution of orders for clients that have directed that particular brokers be used may be delayed until the orders which do not direct a particular broker have been filled; (ii) the execution of orders may be delayed when the client (or responsible portfolio manager) requests such delay due to market conditions in the security to be purchased or sold; and (iii) the execution of orders which are to be bunched or aggregated.
Aggregated Trades. Generally, the Adviser's equity portfolio managers communicate investment decisions to a centralized equity trading desk, while fixed income portfolio managers normally place their transactions themselves. The Adviser frequently follows the practice of aggregating orders of various institutional clients for execution, if the Adviser believes that this will result in the best net price and most favorable execution. In some instances, aggregating trades could adversely affect a given client. However, the Adviser believes that aggregating trades generally benefits clients because larger orders tend to have lower execution costs, and the Adviser's clients do not compete with one another trading in the market. Directed brokerage trades in a particular security are typically executed separately from, and possibly after, the Adviser's other client trades.
In general, all of the Adviser's clients (excluding clients who are directing brokerage and managed account/wrap programs) seeking to purchase or sell a given security at approximately the same time will be aggregated into a single order or series of orders. When an aggregated order is filled, all participating clients receive the price at which the order was executed. If, at a later time, the participating clients wish to purchase or sell additional shares of the same security, or if additional clients seek to purchase or sell the same security, then the Adviser will issue a new order and the clients participating in the new order will receive the price at which the new order was executed.
In the event that an aggregated order is not entirely filled, the Adviser will allocate the purchases or sales among participating clients in the manner it considers to be most equitable and consistent with its fiduciary obligations to all such clients. Generally, partially-filled orders are allocated pro rata based on the initial order submitted by each participating client.

In accordance with the various managed account/wrap programs in which the Adviser participates, the Adviser typically directs all trading to the applicable program sponsor unless, in the Adviser's reasonable discretion, doing so would adversely affect the client. Clients typically pay no commissions on trades executed through program sponsors. In the event that an order to the sponsor of a managed account/wrap program is not entirely filled, the Adviser will allocate the purchases or sales among the clients of that sponsor in the manner it considers to be most equitable and consistent with its fiduciary obligations to all such clients. Generally, partially-filled orders are allocated among the particular sponsor's participating clients on a random basis that is anticipated to be equitable over time.
Trading Error Correction. In the course of managing client accounts, it is possible that trading errors will occur from time to time. The Adviser has adopted Trading Error Correction Policies & Procedures which, when the Adviser is at fault, seek to place a client's account in the same position it would have been had there been no error. The Adviser retains flexibility in attempting to place a client's account in the same position it would have been had there been no error. The Adviser attempts to treat all material errors uniformly, regardless of whether they would result in a profit or loss to the client. For example, the Adviser may purchase securities from a client account at cost if they were acquired due to a trading error. If more than one trading error, or a series of trading errors, is discovered in a client account, then gains and losses on the erroneous trades may be netted.
Research Paid for with Commissions ("Soft Dollars"). The Adviser does not use client commissions, "soft dollars," to pay for: (i) computer hardware or software, or other electronic communications facilities; (ii) publications, both paper based or electronic, that are available to the general public; and (iii) third-party research services. If the Adviser determines to purchase such services, it pays for them using its own resources.
The Adviser's portfolio managers may take into account the products and services, as well as the execution capacity, of a brokerage firm in selecting brokers. Thus, transactions may be directed to a brokerage firm that provides: (i) important information concerning a company; (ii) introductions to key company officers; (iii) industry and company conferences; and (iv) other value added research services. The Adviser may have an incentive to select or recommend a broker-dealer based on its interest in receiving the research or services, but only when in the Adviser's judgment the broker-dealer is capable of providing best execution for that transaction. If the Adviser were to direct brokerage to a firm providing these value added services, the Adviser may receive a benefit as it may not have to pay for the services it has received.
The Adviser follows the concepts of Section 28(e) of the Securities Exchange Act of 1934. Subject to the criteria of Section 28(e), the Adviser may pay a broker a brokerage commission in excess of that which another broker might have charged for effecting the same transactions, in recognition of the value of the brokerage and research services provided by or through the broker. The Adviser' Head Trader exercises his professional judgment to determine which brokerage firm is best suited to execute any given portfolio transaction. This includes transactions executed through brokerage firms which provide the services listed above. The Adviser does not attempt to allocate soft dollar benefits to client accounts proportionately to the commissions which the accounts pay to brokerage firms which provide research services. The Adviser believes it is important to its investment decision-making to have access to independent research.
Exceptions. There are occasions when the Adviser varies the trading procedures and considerations described above. The Adviser exercises its best judgment in determining whether clients should execute portfolio transactions simultaneously with, prior to, or subsequent to the model portfolio or designated mutual fund that they are patterned after. The factors that the Adviser considers in exercising its judgment include, but are not limited to, the need for confidentiality of the purchase or sale, market liquidity of the securities in issue, the particular events or circumstances that prompt the purchase or sale of the securities, and operational efficiencies. Even when transactions are executed on the same day, clients may not receive the same price as the model portfolios or designated mutual funds they are patterned after. If the transactions are not aggregated, such prices may be better or worse.
Portfolio Turnover. Because the Fund's portfolio is managed using the Davis Investment Discipline, portfolio turnover is expected to be low. The Fund anticipates that, during normal market conditions, its annual portfolio turnover rate will be less than 100%. However, depending upon market conditions, portfolio turnover rate will vary. At times, it could be high, which could require the payment of larger amounts in brokerage commissions and possibly more taxable distributions.
When the Adviser deems it to be appropriate, the Fund may engage in active and frequent trading to achieve its investment objective. Active trading may include participation in IPOs. Active trading may result in the realization and distribution to shareholders of larger amounts of capital gains compared with a fund with less active trading strategies, which could increase shareholder tax liability. Active trading may also generate larger amounts of short-term capital gains, which are generally taxable as ordinary income when distributed to taxable shareholders. Frequent trading also increases transaction costs which could detract from the Fund's performance.

Portfolio Commissions
The Fund paid the following brokerage commissions:
	Fiscal Year-Ended July 31,
	2016	2015	2014
Brokerage commissions paid:	$4,282,401	$7,748,430	$5,271,394
Amount paid to brokers providing research:	None	None	None
Amount paid to brokers providing services to the Fund:	None	None	none
Investments in Certain Broker-Dealers. As of July 31, 2016, the Fund owned the following securities (excluding repurchase agreements) issued by any of its regular brokers and dealers. The Fund's regular brokers and dealers are the ten brokers or dealers receiving the greatest amount of commissions from the Fund's portfolio transactions during the most recent fiscal year, the ten brokers or dealers engaging in the largest amount of principal transactions during the most recent fiscal year, and the ten brokers or dealers that sold the largest amount of Fund shares during the most recent fiscal year. As of the most recent fiscal year-ended July 31, 2016, the Fund owned securities (excluding repurchase agreements) issued by three broker dealers:
Broker-Dealer	Value
Wells Fargo & Co.	$579,617,289
JPMorgan Chase & Co.	$570,388,761
Charles Schwab Corp.	$199,866,691
Investment Restrictions
The Fund follows investment strategies developed in accordance with its investment objective, policies and restrictions described in its prospectus and this statement of additional information.
The Fund has adopted the fundamental investment policies set forth below, which may not be changed without shareholder approval. Where necessary, an explanation following a fundamental policy describes the Fund's practices with respect to that policy, as permitted by governing rules, regulations, and interpretations. If the governing rules, regulations, and/or interpretations change, the Fund's investment practices may change without a shareholder vote.
The fundamental investment restrictions set forth below may not be changed without the approval of the lesser of: (i) 67% or more of the voting securities present at such meeting, if the holders of more than 50% of the outstanding voting securities of such company are present or represented by proxy; or (ii) more than 50% of the outstanding voting securities of such company.
Except for the fundamental investment policies regarding illiquid securities and borrowing, all percentage restrictions apply as of the time of an investment without regard to any later fluctuations in the value of portfolio securities or other assets. All references to the assets of the Fund are in terms of current market value.
▪	Diversification. The Fund may not make any investment that is inconsistent with its classification as a diversified investment company under the 1940 Act.
Further Explanation of Diversification Policy. To remain classified as a diversified investment company under the 1940 Act, the Fund must conform with the following: With respect to 75% of its total assets, a diversified investment company may not invest more than 5% of its total assets, determined at market or other fair value at the time of purchase, in the securities of any one issuer, or invest in more than 10% of the outstanding voting securities of any one issuer, determined at the time of purchase. These limitations do not apply to investments in securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities.
▪	Concentration. The Fund may not concentrate its investments in the securities of issuers primarily engaged in any particular industry.
Further Explanation of Concentration Policy. The Fund may not invest 25% or more of its total assets, taken at market value, in the securities of issuers primarily engaged in any particular industry (other than securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities). The Fund generally uses Global Industry Classification Standard ("GICS") as developed by Morgan Stanley Capital International and Standard & Poor's Corporation to determine industry classification. GICS presents industry classification as a series of levels (i.e., sector, industry group, industry, and sub-industry). For purposes of measuring concentration, the Fund generally classifies companies at the "industry group" or "industry" level. However, further analysis may lead the Adviser to classify companies at the sub-industry level. The Adviser will only measure concentration at the sub-industry level when it believes that the various sub-industries in question can reasonably be expected to be impacted differently to a material extent by future economic events. For example, in the "Insurance" industry, the Adviser believes that the sub-industries (insurance brokers, life & health insurance, multi-line insurance, property & casualty insurance, and reinsurance) can reasonably be expected to be impacted differently to a material extent by future economic events such as natural disasters, global politics, inflation, unemployment, technology, etc. In addition, the Adviser may reclassify a company into an entirely different sector if it believes that the GICS classification on a specific company does not accurately describe the company.
▪	Issuing Senior Securities. The Fund may not issue senior securities, except as permitted under applicable law, including the 1940 Act and published SEC staff positions.
Further Explanation of Issuing Senior Securities. The Fund may not issue senior securities, except as provided by the 1940 Act and any rules, regulations, orders or letters issued there under. This limitation does not apply to selling short against the box. See the non-fundamental restriction further limiting short selling below. The 1940 Act defines a "Senior Security" as any bond, debenture, note or similar obligation constituting a security and evidencing indebtedness.
▪	Borrowing. The Fund may not borrow money, except to the extent permitted by applicable law including the 1940 Act and published SEC staff positions.
Further Explanation of Borrowing Policy. The Fund may borrow from banks provided that, immediately thereafter the Fund has 300% asset coverage for all borrowings. The Fund may purchase additional securities so long as borrowings do not exceed 5% of its total assets. The Fund may obtain such short-term credit as may be necessary for the clearance of purchases and sales of portfolio securities. In the event that market fluctuations cause borrowing to exceed the limits stated above, the Adviser would act to remedy the situation as promptly as possible, normally within three business days, although it is not required to dispose of portfolio holdings immediately if the Fund would suffer losses as a result.
▪	Underwriting. The Fund may not underwrite securities of other issuers except to the extent permitted by applicable law, including the 1940 Act and published SEC staff positions.
Further Explanation of Underwriting Policy. The Fund may not underwrite securities of other issuers, except insofar as the Fund may be deemed to be an underwriter in connection with the disposition of its portfolio securities.
▪
Investments in Commodities and Real Estate. The Fund may not purchase or sell commodities or real estate, except to the extent permitted by applicable law, including the 1940 Act and published SEC staff positions.

Further Explanation of Policy Restricting Investments in Commodities and Real Estate. The Fund may purchase or sell financial futures contracts, options on financial futures contracts, currency contracts and options on currency contracts as described in its prospectus and statement of additional information. The Fund may not purchase or sell real estate, except that the Fund may invest in securities that are directly or indirectly secured by real estate or issued by issuers that invest in real estate.
▪	Making Loans. The Fund may not make loans to other persons, except as allowed by applicable law including the 1940 Act and published SEC staff positions.
Further Explanation of Lending Policy. The acquisition of investment securities or other investment instruments, entering into repurchase agreements, leaving cash on deposit with the Fund's custodian, and similar actions are not deemed to be the making of a loan.
To generate income and offset expenses, the Fund may lend portfolio securities to broker-dealers and other financial institutions that the Adviser believes to be creditworthy in an amount up to 33 1/3% of its total assets, taken at market value. While securities are on loan, the borrower will pay the Fund any income accruing on the security. The Fund may invest any collateral it receives in additional portfolio securities, typically U.S. Treasury notes, certificates of deposit, other high-grade, short-term obligations or interest-bearing cash equivalents. The Fund is still subject to gains or losses due to changes in the market value of securities that it has lent.
When the Fund lends its securities, it will require the borrower to give the Fund collateral in cash or U.S. Government securities. The Fund will require collateral in an amount equal to at least 100% of the current market value of the securities lent, including accrued interest. The Fund has the right to call a loan and obtain the securities lent any time on notice of not more than five business days. The Fund may pay reasonable fees in connection with such loans.
Non-Fundamental Investment Policies
The Fund has adopted and will follow the non-fundamental investment policies set forth below, which may be changed by the Fund's Board of Directors without the approval of the Fund's shareholders.

▪
Illiquid Securities. The Fund will not purchase or hold illiquid securities if more than 15% of the value of the Fund's net assets would be invested in such securities. If illiquid securities exceeded 15% of the value of the Fund's net assets, the Adviser would attempt to reduce the Fund's investment in illiquid securities in an orderly fashion.

▪
High-Yield, High-Risk Securities. The Fund will not purchase debt securities rated BB or Ba or lower (sometimes referred to as "Junk Bonds") if the securities are in default at the time of purchase or if such purchase would then cause more than 20% of the Fund's net assets to be invested in such lower-rated securities.

▪
Options. The Fund will not purchase an option if the purchase would cause the total premiums (at market) of all options then owned to exceed 5% of the Fund's total assets. The Fund will not sell covered calls if the transaction would cause the total premiums (at market) of all covered calls then written to exceed 25% of the Fund's total assets. For additional information concerning option strategies and their risks, see the section titled "Derivatives."

▪
Futures Contracts. The Fund will not engage in a futures transaction if the transaction would cause the nominal value of futures contracts then purchased or sold to exceed 25% of the Fund's total assets. For additional information concerning futures contracts and their risks, see the section titled "Derivatives."

▪
Short Selling. The Fund will not sell any security short if it would cause more than 5% of its total assets, taken at market value, to be sold short. This limitation does not apply to selling short against the box.

▪	Investing for Control. The Fund does not invest for the purpose of exercising control or management of other companies.
▪	Mortgage, Pledge, Lend or Hypothecate Assets. The Fund will not mortgage, pledge, or hypothecate more than 33 1/3% of its total assets, taken at market value in securities lending or other activities.
Section II:
The Fund and Key Persons
This statement of additional information should be read in conjunction with the prospectus. This statement of additional information supplements the information available in the prospectus.
Organization of the Fund
Davis New York Venture Fund, Inc. Davis New York Venture Fund, Inc. is an open-end management investment company incorporated in Maryland in 1968 and registered under the 1940 Act. Davis New York Venture Fund, Inc. is a series investment company that may issue multiple series, each of which would represent an interest in its separate portfolio. Davis New York Venture Fund, Inc. currently offers four series: Davis New York Venture Fund, Davis Global Fund, and Davis International Fund which are classified under the 1940 Act as diversified companies, and Davis Research Fund which is classified under the 1940 Act as a non-diversified company. Currently, only the directors, officers and employees of the Davis Funds or their investment adviser and sub-adviser (and affiliated companies) are eligible to purchase shares of Davis Research Fund. Davis New York Venture Fund, Davis Global Fund, and Davis International Fund are available for public investment and their shares are offered through separate prospectuses and a statement of additional information that may be obtained by calling Davis Funds Investor Services at 1‑800‑279‑0279. The Board of Directors may increase the number of Davis Funds in the future and may, at any time, discontinue offering shares of any fund to the public.
Fund Shares. The Fund may issue shares in different classes. Davis New York Venture Fund's shares currently are divided into ~~five~~six classes of shares: A, B, C, ~~Y~~R, T, and ~~R~~Y. The Board of Directors may offer additional series or classes in the future and may at any time discontinue the offering of any series or class of shares. Each share, when issued and paid for in accordance with the terms of the offering, is fully paid and non-assessable. Shares have no preemptive or subscription rights. The Fund's shares represent an interest in the assets of the Fund issuing the share and have identical voting, dividend, liquidation and other rights and the same terms and conditions as any other shares except that: (i) each dollar of net asset value per share is entitled to one vote; (ii) the expenses related to a particular class, such as those related to the distribution of each class and the transfer agency expenses of each class are borne solely by each such class; (iii) each class of shares votes separately with respect to provisions of the Rule 12b-1 Distribution Plan that pertain to a particular class; and (iv) other matters for which separate class voting is appropriate under applicable law. Each fractional share has the same rights, in proportion, as a full share. Due to the differing expenses of the classes, dividends are likely to be lower for Class B and C shares than for Class A shares and are likely to be higher for Class Y shares than for any other class of shares.
For some issues, such as the election of directors, all of Davis New York Venture Fund, Inc.'s authorized series vote together. For other issues, such as approval of the advisory agreement, each authorized series votes separately. Shares do not have cumulative voting rights; therefore, the holders of more than 50% of the voting power can elect all of the directors. Rule

18f-2 under the 1940 Act provides that any matter required to be submitted under the provisions of the 1940 Act or applicable state law or otherwise to the shareholders of the outstanding voting securities of an investment company will not be deemed to have been effectively acted on unless approved by the holders of a majority of the outstanding shares of each series affected by such matter. Rule 18f-2 further provides that a series shall be deemed to be affected by a matter unless it is clear that the interests of each series in the matter are identical or that the matter does not affect any interest of such series. Rule 18f-2 exempts the selection of independent accountants and the election of Board members from the separate voting requirements of the Rule.
In accordance with Maryland law and Davis New York Venture Fund, Inc.'s bylaws, the Fund does not hold regular annual shareholder meetings. Shareholder meetings are held when they are required under the 1940 Act or when otherwise called for special purposes. Special shareholder meetings may be called on the written request of shareholders of at least 25% of the voting power that could be cast at the meeting. The Fund will provide assistance in calling and holding such special meetings to the extent required by Maryland statutes or SEC rules and regulations then in effect.
Directors and Officers
Each of the Independent Directors and officers holds identical offices with each of the Davis Funds (three registrants, a total of 13 separate series): Davis New York Venture Fund, Inc., Davis Series, Inc., and Davis Variable Account Fund, Inc. The three registrants have the same directors. As indicated below, certain directors and officers also may hold similar positions with Selected American Shares, Inc. and Selected International Fund, Inc. (collectively the "Selected Funds"), Clipper Funds Trust, and Davis Fundamental ETF Trust, mutual funds that are managed by the Adviser.
The Fund's Board of Directors supervises the business and management of the Fund. The Board establishes the Fund's policies and meets regularly to review the activities of the officers, who are responsible for day-to-day operations of the Fund, the Adviser, and certain other service providers. The Board approves all significant agreements between the Fund and those companies that furnish services to the Fund. Directors are elected and serve until their successors are elected and qualified. Information about the Directors, including their business addresses, dates of birth, principal occupations during the past five years, and other current Directorships of publicly traded companies or funds, are set forth in the table below.
The Board has appointed an Independent Director as Chair. The Chairman presides at meetings of the Directors and may call meetings of the Board and any Board committee whenever he deems it necessary. The Chair may act as a liaison with the Fund's management, officers, attorneys, and other Directors generally between meetings. The Chair may perform such other functions as may be requested by the Board from time to time. The Board has designated a number of standing committees as further described below, each of which has a Chair. The Board also may designate working groups or ad hoc committees as it deems appropriate.
The Board believes that this leadership structure is appropriate because it allows the Board to exercise informed and independent judgment over matters under its purview, and it allocates areas of responsibility among committees or working groups of Directors and the full Board in a manner that enhances effective oversight. The Board also believes that having a majority of Independent Directors is appropriate and in the best interest of the Fund's shareholders. Nevertheless, the Board also believes that having interested persons serve on the Board brings corporate and financial viewpoints that are, in the Board's view, crucial elements in its decision-making process. The leadership structure of the Board may be changed at any time and in the discretion of the Board, including in response to changes in circumstances or the characteristics of the Fund.
Directors
For the purposes of their service as directors to the Davis Funds, the business address for each of the Directors is:              2949 East Elvira Road, Suite 101, Tucson, AZ 85756. Subject to exceptions and exemptions which may be granted by the Independent Directors, Directors must retire from the Board of Directors and cease being a Director at the close of business on the last day of the calendar year in which the Director attains age seventy-eight (78).

Name, Date of Birth, Position Held with Fund, Length of Service	Principal Occupation(s) During Past Five Years	Number of Portfolios Overseen	Other Directorships
Independent Directors:
Marc P. Blum (09/09/42) Director since 1986	Chief Executive Officer, World Total Return Fund, LLLP; Of Counsel to Gordon Feinblatt LLC (law firm)	13	Director, Rodney Trust Company (trust and asset management company)
John S. Gates Jr. (08/02/53) Director since 2007	Chairman and Chief Executive Officer of PortaeCo LLC (private investment company)	13	Director, Care Capital Properties (REIT); Trustee, DCT Industrial Trust (REIT)
Thomas S. Gayner (12/16/61) Director since 2004 Chairman since 2009	Co-CEO, Markel Corp. (diversified financial holding company)	13
Director, Graham Holdings Company (educational and media company); Director, Colfax Corp. (engineering and manufacturer of pumps and fluid handling equipment); Director, Cable ONE Inc. (cable service provider)

Samuel H. Iapalucci (07/19/52) Director since 2006	Retired; Executive Vice President and Chief Financial Officer, CH2M HILL Companies, Ltd. (engineering) until 2008	13	None
Robert P. Morgenthau (03/22/57) Director since 2002	Principal, Spears Abacus Advisors, LLC (investment management firm) since August 2011; Chairman, NorthRoad Capital Management, LLC (investment management firm) from June 2002 to August 2011	13	None
Marsha Williams (03/28/51) Director since 1999	Retired; Senior Vice President and Chief Financial Officer, Orbitz Worldwide, Inc. (travel service provider) from 2007 to 2010	13
Lead Director, Modine Manufacturing Company (heat transfer technology); Director, Chicago Bridge & Iron Company, N.V. (industrial construction and engineering); Chairman/Director, Fifth Third Bancorp (diversified financial services)

Interested Directors*:
Andrew A. Davis (06/25/63) Director since 1997	President or Vice President of each Davis Fund and Selected Fund; President, Davis Selected Advisers, L.P., and also serves as an executive officer of certain companies affiliated with the Adviser	16	Director, Selected Funds (consisting of two portfolios) since 1998; Trustee, Clipper Funds Trust (consisting of one portfolio) since 2014
Christopher C. Davis (07/13/65) Director since 1997	President or Vice President of each Davis Fund, Selected Fund, and Clipper Fund; Chairman, Davis Selected Advisers, L.P., and also serves as an executive officer of certain companies affiliated with the Adviser, including sole member of the Adviser's general partner, Davis Investments, LLC; Employee of Shelby Cullom Davis & Co. (registered broker/dealer)	16
Director, Selected Funds (consisting of two portfolios) since 1998; Trustee, Clipper Funds Trust (consisting of one portfolio) since 2014; Director, Graham Holdings Company (educational and media company)

* Andrew Davis and Christopher Davis own partnership units (directly, indirectly, or both) of the Adviser and are considered to be "interested persons" of the Fund, as defined in the Investment Company Act of 1940. Andrew Davis and Christopher Davis are brothers.

Independent Directors' Compensation
During the fiscal year-ended July 31, 2016, the compensation paid to the Directors who are not considered to be interested persons of the Fund is listed in the table below. The Directors receive no pecuniary retirement benefits accrued as Fund expenses. Interested Directors are not compensated by the Fund.
Independent Directors	Davis New York Venture Fund	Aggregate Fund Compensation (1)	Total Complex Compensation (2)
Marc Blum	$70,768	$73,600	$125,000
John Gates Jr.	70,768	73,600	125,000
Thomas Gayner	70,768	73,600	125,000
Samuel Iapalucci	70,768	73,600	125,000
Robert Morgenthau	70,768	73,600	125,000
Marsha Williams	72,826	75,740	128,600
(1)
"Aggregate Fund Compensation" is the aggregate compensation paid for service as a director by all series of Davis New York Venture Fund, Inc.: Davis New York Venture Fund, Davis Research Fund, Davis Global Fund, and Davis International Fund.

(2)
"Total Complex Compensation" is the aggregate compensation paid for service as a director by all mutual funds with the same investment adviser. There are seven registered investment companies in the complex.

Officers
All Davis Funds officers (including some Interested Directors) hold positions as executive officers with the Adviser and its affiliates, including Davis Selected Advisers, L.P. (Adviser), Davis Selected Advisers – NY, Inc. (sub-adviser), Davis Distributors, LLC (the principal underwriter), Davis Investments, LLC (the sole general partner of the Adviser), and other affiliated companies. The Davis Funds do not pay salaries to any of their officers. Each of the Davis Funds' officers serves for one year and until his or her successor is elected and qualified.
Christopher Davis (born 07/13/65, Davis Funds officer since 1997). See description in the section on Interested Directors.
Andrew Davis (born 06/25/63, Davis Funds officer since 1997). See description in the section on Interested Directors.
Kenneth Eich (born 08/14/53, Davis Funds officer since 1997). Executive Vice President and Principal Executive Officer of each of the Davis Funds (consisting of 13 portfolios), Selected Funds (consisting of two portfolios), and Clipper Funds Trust (consisting of one portfolio); Chief Operating Officer, Davis Selected Advisers, L.P.; and also serves as an executive officer of certain companies affiliated with the Adviser.
Douglas Haines (born 03/04/71, Davis Funds officer since 2004). Vice President, Treasurer, Chief Financial Officer, Principal Financial Officer, and Principal Accounting Officer of each of the Davis Funds (consisting of 13 portfolios), Selected Funds (consisting of two portfolios), and Clipper Funds Trust (consisting of one portfolio); Vice President and Director of Fund Accounting, Davis Selected Advisers, L.P.
Sharra Haynes (born 09/25/66, Davis Funds officer since 1997). Vice President and Chief Compliance Officer of each of the Davis Funds (consisting of 13 portfolios), Selected Funds (consisting of two portfolios), and Clipper Funds Trust (consisting of one portfolio); Vice President and Chief Compliance Officer, Davis Selected Advisers, L.P.; and also serves as an executive officer of certain companies affiliated with the Adviser.
Ryan Charles (born 07/25/78, Davis Funds officer since 2014). Vice President and Secretary of each of the Davis Funds (consisting of 13 portfolios), Selected Funds (consisting of two portfolios), and Clipper Funds Trust (consisting of one portfolio); Vice President, Chief Legal Officer and Secretary, Davis Selected Advisers, L.P.; and also serves as an executive officer of certain companies affiliated with the Adviser.
Standing Committees of the Board of Directors
Although the Board has general criteria that guide its choice of candidates to serve on the Board, there are no specific required qualifications for Board membership, including with respect to the diversity of candidates for Board membership. Candidates for Board membership nominated by shareholders are not treated differently than candidates nominated from other sources. The Board believes that the different perspectives, viewpoints, professional experience, education, and individual qualities of each Director represent a diversity of experiences and a variety of complementary skills. Each Director has experience as a Director of the Davis Funds. It is the Directors' belief that this allows the Board, as a whole, to oversee the business of the Davis Funds in a manner consistent with the best interests of the Davis Funds' shareholders. When considering potential nominees to fill vacancies on the Board, and as part of its annual self-evaluation, the Board reviews the mix of skills and other relevant experiences of the Directors; qualified candidates will be men or women of proven character and talent who have achieved notable success in their professional careers. The specific talents that the Nominating

Committee of the Board seeks in a candidate depend to a great extent upon the Board of Directors' needs at the time a vacancy occurs.
The table above provides professional experience of each Director on an individual basis. This disclosure includes the length of time serving the Davis Funds other directorships held, and their principal occupation during the past five years. Each of the Directors has served on the board of directors for at least five years, during which time they have become familiar with the Davis Funds' regulatory and investment matters and have contributed to the Directors' deliberations. In light of the Davis Funds' business and structure, the Board believes the experience of each Director is beneficial for overseeing the business of the Davis Funds. Moreover, the Board believes that the different experiences and backgrounds of the Directors are complementary and enhance the Board's ability to oversee the Davis Funds' affairs.
Audit Committee. The Davis Funds have an Audit Committee, which is comprised entirely of Independent Directors (Marsha Williams, Chair; Samuel Iapalucci; and Robert Morgenthau). The Audit Committee has a charter. The Audit Committee reviews financial statements and other audit-related matters for the Davis Funds. The Audit Committee also holds discussions with management and with the Independent Accountants concerning the scope of the audit and the auditor's independence. The Audit Committee meets as often as deemed appropriate by the Audit Committee. The Audit Committee met six times during the year-ended December 2016.
The Board of Directors has determined that Marsha Williams is the Davis Funds' Independent Audit Committee Financial Expert pursuant to Section 407 of the Sarbanes-Oxley Act and as defined by Item 3 of Form N-CSR of the Investment Company Act of 1940. In their deliberations, the Board of Directors considered Ms. Williams': (i) professional experience; (ii) independence as defined in Item 3 of Form N-CSR; and (iii) integrity and absence of disciplinary history.
Nominating Committee. The Davis Funds have a Nominating Committee, which is comprised entirely of Independent Directors (Thomas Gayner, Chair; and Marc Blum), which meets as often as deemed appropriate by the Nominating Committee. The Davis Funds do not elect Directors annually. Each Director serves until retirement, resignation, death or removal. Subject to exceptions and exemptions which may be granted by the Independent Directors, Directors must retire from the Board of Directors and cease being a Director at the close of business on the last day of the calendar year in which the Director attains age seventy-eight (78). After formal retirement, Directors may serve an additional two years in emeritus status, attend board functions and receive up to one-half the current compensation of Directors. The Nominating Committee met one time during the year-ended December 2016. The Nominating Committee reviews and nominates persons to serve as members of the Board of Directors, and reviews and makes recommendations concerning the compensation of the Independent Directors. The chairperson of the Nominating Committee also currently serves as the Chairman of the Board and: (i) presides over board meetings; (ii) presides over executive sessions of the Independent Directors of the Davis Funds, in addition to presiding over meetings of the committee; (iii) participates with the officers and counsel in the preparation of agendas and materials for Board meetings; (iv) facilitates communication between the Independent Directors and management, and among the Independent Directors; and (v) has such other responsibilities as the Board or Independent Directors shall determine. The Nominating Committee has a charter. When the Board of Directors is seeking a candidate to become a director, it considers qualified candidates received from a variety of sources, including having authority to retain third-parties that may receive compensation related to identifying and evaluating candidates. Shareholders may propose nominees by writing to the Nominating Committee, in care of the Secretary of the Davis Funds, at 2949 East Elvira, Suite 101, Tucson, Arizona 85756.
Brokerage Committee. The Davis Funds have a Brokerage Committee, which is comprised entirely of Independent Directors (John Gates Jr., Chair; and Thomas Gayner), which meets as often as deemed appropriate by the Brokerage Committee. The Brokerage Committee met once during the year-ended December 2016. The Brokerage Committee reviews and makes recommendations concerning Davis Funds portfolio brokerage and trading practices.
Pricing Committee. The Davis Funds have a Pricing Committee (Marc Blum, Chair, Independent Director; Kenneth Eich, an officer of the Fund; and Douglas Haines, an officer of the Fund) that meets as often as deemed appropriate by the Pricing Committee. The Pricing Committee met more than 30 times during the year-ended December 2016. The Pricing Committee reviews and makes recommendations concerning pricing of the Fund's portfolio securities.
Risk Oversight
As registered investment companies, Davis Funds are subject to a variety of risks, including investment risk, valuation risk, reputational risk, risk of operational failure or lack of business continuity, and legal, compliance and regulatory risk. Risk management seeks to identify and address risks, i.e., events or circumstances that could have material adverse effects on the business, operations, shareholder services, investment performance or reputation of the Fund.
Day-to-day management of Funds, including risk management, is the responsibility of the Fund's contractual service providers, including the Fund's investment adviser, principal underwriter/distributor and transfer agent. Each of these entities is responsible for specific portions of the Fund's operations, including the processes and associated risks relating to the Fund's investments, integrity of cash movements, financial reporting, operations and compliance. The Board oversees the service providers' discharge of their responsibilities, including the processes they use to manage relevant risks. As part of its overall activities, the Board reviews the management of the Fund's risk management structure by various departments of the Adviser, including: Portfolio Management, Fund Operations, Legal and Internal Audit, as well as by Davis Funds' Chief Compliance Officer ("CCO"). The responsibility to manage the Fund's risk management structure on a day-to-day basis is within the Adviser's overall investment management responsibilities. The Adviser has its own, independent interest in risk management.
The Board discharges risk oversight as part of its overall activities, with the assistance of its Audit Committee and CCO. In addressing issues regarding the Fund's risk management between meetings, appropriate representatives of the Adviser communicate with the Chair of the Board or Davis Funds' CCO, who is accountable and reports directly to the Board. Various personnel, including Davis Funds' CCO, the Adviser's management, and other service providers (such as the Fund's independent accountants) make periodic reports to the Board or to the Audit Committee with respect to various aspects of risk management.
The Board recognizes that not all risks that may affect the Fund can be identified, that it may not be practical or cost-effective to eliminate or mitigate certain risks, that it may be necessary to bear certain risks (such as investment-related risks) to achieve the Fund's investment objectives, and that the processes, procedures and controls employed to address certain risks may be limited in their effectiveness. Moreover, reports received by the Directors as to risk management matters are typically summaries of the relevant information. As a result of the foregoing and other factors, the Board's risk management oversight is subject to substantial limitations.
The Audit Committee assists the Board in reviewing with the independent auditors, at various times throughout the year, matters relating to the annual audits and financial accounting and reporting matters. The Pricing Committee reviews and makes recommendations concerning pricing of the Fund's portfolio securities.
Davis Funds' CCO assists the Board in overseeing the significant investment policies of the Fund. The CCO monitors these policies. The Board receives and considers the CCO's annual written report, which, among other things, summarizes material compliance issues that arose during the previous year and any remedial action taken to address these issues, as well as any material changes to the compliance programs. The Board also receives and considers reports from Davis Funds' CCO throughout the year. As part of its oversight responsibilities, the Board has approved various compliance policies and procedures. Each Committee presents reports to the Board which may prompt further discussion of issues concerning the oversight of the Fund's risk management. The Board also may discuss particular risks that are not addressed in the Committee process.
Directors' Fund Holdings
As of December 31, ~~2015,~~2016, the Directors had invested the following amounts in all Funds managed by the Adviser. Investments are listed in the following ranges: none, $1‑10,000, $10,001‑50,000, $50,001‑100,000 and over $100,000:
Independent Directors	Davis New York Venture Fund	Total Invested In All Funds(2)
Marc Blum	~~Over $100,000~~xxx	Over $100,000
John Gates Jr.	~~None~~xxx	Over $100,000
Thomas Gayner	~~Over $100,000~~xxx	Over $100,000
Samuel Iapalucci	~~Over $100,000~~xxx	Over $100,000
Robert Morgenthau	~~Over $100,000~~xxx	Over $100,000
Marsha Williams	~~Over $100,000~~xxx	Over $100,000
Interested Directors(1)	Davis New York Venture Fund	Total Invested In All Funds(2)
Andrew Davis	Over $100,000	Over $100,000
Christopher Davis	Over $100,000	Over $100,000
(1)	Andrew Davis and Christopher Davis are employed by and own shares in the Adviser and are considered to be "interested persons" of the Davis Funds as defined in the Investment Company Act of 1940.
(2)
"Total Invested in All Funds" is the aggregate dollar range of investments in all Funds overseen by the individual director and managed by Davis Selected Advisers, L.P. This includes the Davis Funds for all directors, also the Selected Funds and Clipper Fund for Andrew Davis and Christopher Davis.

Independent Directors' Affiliations and Transactions
None of the Independent Directors (or their immediate family members) owns any securities issued by the Davis Funds' investment adviser, sub-adviser, principal underwriter or any company (other than a registered investment company) directly or indirectly controlling, controlled by or under common control with the above listed companies (hereafter referred to as the

"Adviser and its affiliates"). Andrew Davis and Christopher Davis own partnership units (directly, indirectly or both) in the Adviser and are considered to be Interested Directors.
None of the Independent Directors (or their immediate family members) have had any direct or indirect interest, the value of which exceeds $120,000, during the last two calendar years in the Adviser or in the Adviser and its affiliates.
None of the Independent Directors (or their immediate family members) have had any material interest in any transaction, or series of transactions, during the last two years, in which the amount involved exceeds $120,000 and to which any of the following persons was a party: any Davis Fund, an officer of the Davis Funds, or any fund managed by the Adviser or in the Adviser and its affiliates.
None of the Independent Directors (or their immediate family members) have had any direct or indirect relationships during the last two years, in which the amount involved exceeds $120,000 and to which any of the following persons was a party: any Davis Fund, an officer of the Davis Funds, or any fund managed by the Adviser or in the Adviser and its affiliates.
None of the officers of the Adviser and its affiliates have served during the last two years on the board of directors of a company where any Director of the Fund (or any of the Directors' immediate family members) served as an officer.
Certain Shareholders of the Fund
As of October 31, 2016, officers and directors, as a group, owned the following percentages of each class of shares issued by the Fund: (1)
	Class A	Class B	Class C	Class R	Class T	Class Y
Davis New York Venture Fund	1%	–	–	–		*
(1)	This percentage does not include investments controlled indirectly, including holdings by Davis Selected Advisers, L.P.
*	Indicates that officers and directors as a group owned less than 1% of the outstanding shares of the indicated class of shares.
The following table sets forth as of October 31, 2016, the name and holdings of each person known by Davis New York Venture Fund, Inc., to be a record owner of more than 5% of the outstanding shares of any class of the Fund. Other than as indicated below, the Fund is not aware of any shareholder who beneficially owns more than 25% of the Fund's total outstanding shares. Shareholders owning a significant percentage of the Fund's shares do not affect the voting rights of other shareholders. As of XX, 2017 no shareholder owned Class T shares.
Davis New York Venture Fund	Name and Address of Shareholders Owning more than 5% of Fund	Percent of Class Outstanding
Class A Shares	Merrill Lynch, Pierce, Fenner & Smith ~~Jacksonville, FL~~	11.27%
	Jacksonville, FL
	Morgan Stanley & Co. ~~Jersey City, NJ~~	8.01%
	Jersey City, NJ
	First Clearing LLC ~~Saint Louis, MO~~	7.84%
	Saint Louis, MO
	Pershing LLC ~~Jersey City, NJ~~	6.37%
	Jersey City, NJ
	State Street Bank & Trust Co. ~~FBO NY State Def Comp Quincy, MA~~	6.16%
	FBO NY State Def Comp
	Quincy, MA
Class B Shares	Merrill Lynch, Pierce, Fenner & Smith ~~Jacksonville, FL~~	19.12%
	Jacksonville, FL
	Pershing LLC ~~Jersey City, NJ~~	16.91%
	Jersey City, NJ
	First Clearing LLC ~~Saint Louis, MO~~	10.32%
	Saint Louis, MO
Class C Shares	Merrill Lynch, Pierce, Fenner & Smith	26.37%
	Jacksonville, FL

	~~Merrill Lynch, Pierce, Fenner & Smith Jacksonville, FL~~	~~26.37%~~
~~Class C Shares~~	Morgan Stanley & Co. ~~Jersey City, NJ~~	17.11%
	Jersey City, NJ
	First Clearing LLC ~~Saint Louis, MO~~	13.71%
	Saint Louis, MO
	Pershing LLC ~~Jersey City, NJ~~	6.99%
	~~UBS WM USA~~ Jersey City, NJ	~~6.26%~~
	UBS WM USA	6.26%
	Jersey City, NJ
	Raymond James ~~St. Petersburg, FL~~	6.10%
	St. Petersburg, FL
Class R Shares	Merrill Lynch, Pierce, Fenner & Smith ~~Jacksonville, FL~~	20.14%
	Jacksonville, FL
	Hartford Life Insurance Co. ~~Hartford, CT~~	20.10%
	Hartford, CT
	Reliance Trust Co. ~~FBO Mass Mutual Atlanta, GA~~	10.98%
	FBO Mass Mutual
	Atlanta, GA
	Voya Retirement Insurance & Annuity Co. ~~Windsor, CT~~	8.63%
	Windsor, CT
Class Y Shares	Morgan Stanley & Co. ~~Jersey City, NJ~~	25.09%
	Jersey City, NJ
	Merrill Lynch, Pierce, Fenner & Smith ~~Jacksonville, FL~~	12.48%
	Jacksonville, FL
	UBS WM USA ~~Jersey City, NJ~~	11.73%
	Jersey City, NJ
	First Clearing LLC ~~Saint Louis, MO~~	11.06%
	Saint Louis, MO
	NFS LLC	6.71%
	~~NFS LLC~~ Covington, KY	~~6.71%~~
Investment Advisory Services
Davis Selected Advisers, L.P. and Davis Selected Advisers – NY, Inc. Davis Selected Advisers, L.P. (the "Adviser"), whose principal office is at 2949 East Elvira Road, Suite 101, Tucson, Arizona 85756, serves as investment adviser for Davis New York Venture Fund, Inc., Davis Series, Inc., Davis Variable Account Fund, Inc. (collectively the "Davis Funds"), Selected American Shares, Inc. and Selected International Fund, Inc. (collectively the "Selected Funds"), and Clipper Funds Trust. The Adviser also provides advisory or sub-advisory services to other parties including other registered investment companies, private accounts, offshore funds, and managed money/wrap accounts. Davis Investments, LLC, an entity controlled by Christopher Davis is the Adviser's sole general partner. Christopher Davis is Chairman of the Adviser and, as the sole member of the general partner, controls the Adviser. Davis Distributors, LLC (the "Distributor"), a subsidiary of the Adviser, serves as the distributor or principal underwriter of the funds that the Adviser administers, including Davis Funds, Selected Funds, Clipper Fund and offshore funds. Davis Selected Advisers – NY, Inc. ("Sub-Adviser"), a wholly owned subsidiary of the Adviser, performs investment management, research and other services for the Davis Funds on behalf of the Adviser under sub-advisory agreements with the Adviser.
Advisory Agreement with Davis Selected Advisers, L.P. and Sub-Advisory Agreement with Davis Selected Advisers – NY, Inc. Pursuant to an advisory agreement, the Fund pays the Adviser a fee according to the following schedule:

Assets (millions)	Cumulative Assets (millions)	Fee*
$3,000	$3,000	0.55%
$1,000	$4,000	0.54%
$1,000	$5,000	0.53%
$1,000	$6,000	0.52%
$1,000	$7,000	0.51%
$3,000	$10,000	0.50%
$8,000	$18,000	0.485%
$7,000	$25,000	0.47%
$8,000	$33,000	0.455%
$7,000	$40,000	0.44%
$8,000	$48,000	0.425%
$7,000	$55,000	0.41%
Excess	$55,000+	0.395%
*	Fee expressed as a percentage of average net assets.
These fees may be higher than those of some other mutual funds but are not necessarily higher than those paid by funds with similar objectives. Advisory fees are allocated among each Class of shares in proportion to each Class' relative total net assets. The aggregate advisory fees paid by the Fund to the Adviser for the periods indicated were:
	Fiscal Year-Ended July 31,
	2016	2015	2014
Davis New York Venture Fund	$68,320,307	$92,683,056	$102,604,909
In accordance with the provisions of the 1940 Act, the Advisory Agreement and Sub-Advisory Agreement will terminate automatically on assignment and are subject to cancellation on 60 days' written notice by the Board of Directors, the vote of the holders of a majority of the Fund's outstanding shares or the Adviser. The continuance of the Advisory Agreement and Sub-Advisory Agreement must be approved at least annually by the Fund's Board of Directors or by the vote of holders of a majority of the outstanding shares of the Fund. In addition, any new agreement, or the continuation of the existing agreement, must be approved by a majority of Directors who are not parties to the agreements or interested persons of any such party. The Advisory Agreement also makes provisions for portfolio transactions and brokerage policies of the Fund, which are discussed above under "Portfolio Transactions."
The Adviser has entered into a Sub-Advisory Agreement with its wholly owned subsidiary, Davis Selected Advisers – NY, Inc., where the Sub-Adviser performs research and other services on behalf of the Adviser. Under the Agreement, the Adviser pays all of the Sub-Adviser's direct and indirect costs of operation. All of the fees paid to the Sub-Adviser are paid by the Adviser and not the Fund.
Pursuant to the Advisory Agreement, the Adviser, subject to the general supervision of the Fund's Board of Directors, provides management and investment advice and furnishes statistical, executive and clerical personnel, bookkeeping, office space and equipment necessary to carry out its investment advisory functions and such corporate managerial duties as requested by the Board of Directors of the Fund. The Fund bears all expenses other than those specifically assumed by the Adviser under the Advisory Agreement, including preparation of its tax returns, financial reports to regulatory authorities, dividend determinations, transactions and accounting matters related to its custodian bank, transfer agency, custodial and investor services, and qualification of its shares under federal and state securities laws. The Fund reimburses the Adviser for providing certain services, including accounting and administrative services, and investor services. Such reimbursements are detailed below:
	Fiscal Year-Ended July 31,
	2016	2015	2014
Accounting & Administrative Services:	$432,913	$448,751	$450,000
Investor Services:	$1,013,060	$1,079,525	$1,082,468

Approval of the Advisory and Sub-Advisory Agreements. The Board of Directors is scheduled to meet four times a year. The Directors believe that matters bearing on the Advisory and Sub-Advisory Agreements are considered at most, if not all, of their meetings. The Independent Directors are advised by independent legal counsel selected by the Independent Directors. A discussion of the Directors' considerations in the annual approval of Advisory and Sub-Advisory Agreements is included in the Fund's next annual or semi-annual report following the annual approval.
Unique Nature of Each Fund. The Adviser may serve as the investment adviser or sub-adviser to other funds that have investment objectives and principal investment strategies similar to those of the Fund. While the Fund may have many similarities to these other funds, the investment performance of each fund will be different due to a number of differences between the funds, including differences in sales charges, expense ratios and cash flows.
Code of Ethics. The Adviser, Sub-Adviser, Distributor and the Davis Funds have adopted a Code of Ethics, meeting the requirements of Rule 17j-1 under the 1940 Act that regulate the personal securities transactions of the Adviser's investment personnel, other employees and affiliates with access to information regarding securities transactions of the Davis Funds. Such employees may invest in securities, including securities that may be purchased or held by the Davis Funds. A copy of the Code of Ethics is on public file with, and available from, the SEC.
Continuing Regulation. The Adviser, like most other asset managers, is subject to ongoing inquiries from the SEC and/or the Financial Industry Regulatory Authority ("FINRA") regarding industry practices.
Litigation. In June of 2014 and in August of 2014, two separate class action lawsuits were filed in the United States District Court for the Southern District of New York on behalf of investors in Davis New York Venture Fund ("DNYVF") against Davis Selected Advisers, L.P. and Davis Selected Advisers – N.Y., Inc. (Davis Selected Advisers, L.P.'s sub-adviser). The plaintiffs claim that the defendants (the "Davis Entities") charged DNYVF excessive fees to manage DNYVF. In September of 2014, these two claims were consolidated into one lawsuit. The lawsuit seeks monetary damages and other relief. The Davis Entities believe that the action is without merit and have undertaken a vigorous defense in these proceedings. Although no determination can be made at this time, it is not anticipated that this lawsuit will have a material adverse effect on the Davis Entities, their assets, or the Fund.
Proxy Voting Policies and Record. The Board of Directors has directed the Adviser to vote the Fund's portfolio securities in conformance with the Adviser's Proxy Voting Policies and Procedures. These policies and procedures are summarized in Appendix C. Information regarding how the Fund voted proxies relating to portfolio securities during the most recent 12‑month period ended June 30 is available on the Fund's website, www.davisfunds.com, without charge, by calling Davis Funds' Investor Services at 1‑800‑279‑0279, or on the Commission's website (www.sec.gov).
Portfolio Managers
Davis New York Venture Fund. The portfolio managers of Davis New York Venture Fund are Christopher Davis and Danton Goei. They are the persons primarily responsible for investing the Fund's assets on a daily basis.
Accounts Managed as of July 31, 2016
Portfolio Managers	Number of RICs(2)	Assets(1) in RICs(2) in millions	Number of OPIV(3)	Assets(1) in OPIV(3) in millions	Number of OA(4)	Assets(1) in OA(4) in millions
Danton Goei	8	$4,957.5	8	$667.6	43	$6,209.3
Christopher Davis	11	$6,054.2	8	$667.6	49	$6,796.4
(1)
"Assets" means total assets managed by the portfolio manager. Some or all of these assets may be co-managed with another portfolio manager who will also be credited with managing the same assets. The sum of assets managed by Davis Advisors' portfolio managers may exceed the total assets managed by Davis Advisors.

(2)	"RIC" means Registered Investment Company.
(3)	"OPIV" means Other Pooled Investment Vehicles.
(4)	"OA" means Other Accounts. These accounts are primarily private accounts and sponsors of managed money/wrap accounts.

Ownership of Fund Shares
As of December 31, ~~2015,~~2016, the portfolio managers had invested the following amounts in the Fund.
Davis New York Venture Fund	None	$1 to $10K	$10K to $50K	$50K to $100K	$100K to $500K	$500K to $1 Mill	Over $1 Mill
Christopher Davis							X
Danton Goei							X
Structure of Compensation
Christopher Davis' compensation for services provided to the Adviser consists of a base salary. The Adviser's portfolio managers are provided benefits packages including life insurance, health insurance, and participation in the Adviser's 401(k) plan comparable to that received by other company employees.
Danton Goei's compensation for services provided to the Adviser consists of: (i) a base salary; (ii) an annual discretionary bonus; (iii) awards of equity ("Units") in Davis Selected Advisers, L.P. including Units, and/or phantom Units; and (iv) an incentive plan whereby the Adviser purchases shares in selected mutual funds managed by the Adviser. At the end of specified periods, generally five-years following the date of purchase, some, all, or none of the Fund shares will be registered in the employee's name based on Fund performance, after expenses on a pre-tax basis, versus the Fund's benchmark index, as described in the Fund's prospectus or, in limited cases, based on performance ranking among established peer groups. The Adviser does not purchase incentive shares in every fund these portfolio managers manage or assist on. In limited cases, such incentive compensation is tied on a memorandum basis to the performance of the portion of the Fund ("sleeve") managed by the analyst versus the Fund's benchmark. The Adviser's portfolio managers are provided benefits packages including life insurance, health insurance, and participation in the Adviser's 401(k) plan comparable to that received by other company employees.
Potential Conflicts of Interest
Potential conflicts of interest may arise in connection with the management of multiple accounts, including potential conflicts of interest related to the knowledge and timing of the Fund's trades, investment opportunities, broker selection and Fund investments. Portfolio managers and other investment professionals may be privy to the size, timing and possible market impact of the Fund's trades. It is theoretically possible that Portfolio Managers could use this information to the advantage of other accounts they manage and to the possible detriment of the Fund. It is possible that an investment opportunity may be suitable for both the Fund and other accounts managed by portfolio managers, but may not be available in sufficient quantities for both the Fund and the other accounts to participate fully. Similarly, there may be limited opportunity to sell an investment held by the Fund and another account. Management of multiple portfolios and/or other accounts may result in a portfolio manager devoting unequal time and attention to the management of each portfolio and/or other account. The Adviser seeks to manage such competing interests for the time and attention of portfolio managers. For example, many of Davis Advisors' portfolio managers focus on a small set of model accounts with similar accounts being managed by investing in the same securities and using the same investment weightings that are used in connection with the management of the model accounts.
If a portfolio manager identifies a limited investment opportunity which may be suitable for more than one portfolio or other account, a portfolio may not be able to take full advantage of that opportunity due to an allocation of filled purchase or sale orders across all eligible portfolios and other accounts. Large clients may generate more revenue for the Adviser than do smaller accounts. Accounts which pay higher management fees usually generate more revenue than accounts of the same size paying lower management fees. A portfolio manager may be faced with a conflict of interest when allocating limited investment opportunities given the benefit to the Adviser of favoring accounts that pay a higher fee or generate more income for the Adviser. To deal with these situations, the Adviser has adopted procedures for allocating limited investment opportunities across multiple accounts.
With respect to securities transactions for the portfolios, the Adviser determines which broker to use to execute each order, consistent with its duty to seek best execution of the transaction. However, with respect to certain other accounts (such as mutual funds, other pooled investment vehicles that are not registered mutual funds, and other accounts managed for organizations and individuals), the Adviser may be limited by the client with respect to the selection of brokers or may be instructed to direct trades through a particular broker. In these cases, the Adviser may place separate, non-simultaneous, transactions for a portfolio and another account which may temporarily affect the market price of the security or the execution of the transaction, or both, to the detriment of the portfolio or the other account.
Substantial investment of the Adviser or Davis Family assets in certain mutual funds may lead to conflicts of interest. A portion of a portfolio manager's compensation may include awards of equity in Davis Advisors. A portfolio manager may face a conflict of interest given that the Adviser is more heavily invested in some funds than in other funds. A portion of the portfolio manager's compensation may also include an incentive plan whereby the Adviser purchases shares in certain funds managed by Davis Advisors. A portfolio manager may face a conflict of interest given that his long-term compensation may be more heavily determined by the performance of one fund, or portion of a fund, than by another fund which he also manages. To mitigate these potential conflicts of interest, the Adviser has adopted policies and procedures intended to ensure that all clients are treated fairly over time. Davis Advisors does not receive an incentive based fee on any account.
Davis Advisors expects that, over long periods of time, most clients pursuing similar investment strategies should experience similar, but not identical, investment performance. Many factors affect investment performance, including, but not limited to: (i) the timing of cash deposits and withdrawals to and from an account; (ii) the possibility that Davis Advisors may not purchase or sell a given security on behalf of all clients pursuing similar strategies; (iii) price and timing differences when buying or selling securities; and (iv) clients pursuing similar investment strategies but imposing different investment restrictions. Davis Advisors has adopted written trading policies designed to minimize possible conflicts of interest in trading for its clients.
Conflicts of interest may also arise regarding proxy voting. Davis Advisors has adopted written proxy voting policies designed to minimize possible conflicts of interest when voting proxies on behalf of its clients.
Disclosure of Portfolio Holdings
Portfolio Holdings Information is Protected. Information about the Fund's portfolio holdings is proprietary information which the Adviser is committed to protecting. Davis Funds have adopted procedures reasonably designed to ensure that portfolio holdings information is not released on a selective basis except to qualified persons rendering services to the Fund which require that those persons receive information concerning the Fund's portfolio holdings. Neither the Fund nor the Adviser receives compensation with respect to the disclosure of portfolio holdings.
Public Disclosure of Portfolio Holdings. Information about the Fund's portfolio holdings that have previously been made public may be freely disclosed. Information about portfolio holdings may become "public" by (i) publication on the Davis Funds' website, (ii) quarterly filings with the SEC on Form N-CSR or Form N-Q, or (iii) other publication determined by the Adviser's Chief Legal Officer or his designee, in writing stating his rationale, to be public. The publicly disclosed portfolio may exclude certain securities when allowed by applicable regulations and deemed to be in the best interest of a fund.
Davis Funds generally publish their portfolio holdings on Davis Funds' website (www.davisfunds.com) as of the end of each fiscal quarter with a 60‑day lag. Davis Funds' Executive Vice President, or his designee, currently Davis Funds' Chief Compliance Officer, may authorize publication of portfolio holdings on a more frequent basis.
The Adviser manages other accounts such as separate accounts, private accounts, unregistered products, and portfolios sponsored by companies other than the Adviser. These other accounts may be managed in a similar fashion to certain Davis Funds and thus may have similar portfolio holdings. Such accounts may be subject to different portfolio holdings disclosure policies that permit public disclosure of portfolio holdings information in different forms and at different times than the Fund's portfolio holdings disclosure policies. Additionally, clients of such accounts have access to their portfolio holdings and may not be subject to the Fund's portfolio holdings disclosure policies.
Statistical Information. The Fund's portfolio holdings procedures do not prevent the release of aggregate, composite or descriptive information that, in the opinion of Davis Funds' Chief Compliance Officer or her designee, does not present material risks of dilution, arbitrage, market timing, insider trading or other inappropriate trading that may be detrimental to the Fund. Information excluded from the definition of portfolio holdings information generally includes, without limitation: (i) descriptions of allocations among asset classes, regions, countries or industries/sectors; (ii) aggregated data such as average or median ratios, market capitalization, credit quality or duration; (iii) performance attributions by industry, sector or country; or (iv) aggregated risk statistics.
Release of Non-Public Portfolio Holdings Information. Davis Funds or the Adviser may disclose non-public information about the Fund's portfolio holdings to third-parties in a number of situations, including the following: (i) disclosure of specific securities (not a material portion of the entire portfolio) to broker-dealers in connection with the purchase or sale by the Fund of such securities; (ii) requests for price quotations on specific securities (not a material portion of the entire portfolio) from broker-dealers for the purpose of enabling the Fund's service providers to calculate the Fund's net asset value; (iii) requests for bids on one or more securities; (iv) disclosures in connection with litigation involving Fund portfolio securities; (v) disclosure to regulatory authorities; (vi) statements to the press by portfolio managers from time to time about the Fund's portfolio and securities held by the Fund which may or may not have been previously disclosed; and (vii) attendance by employees of the Adviser at due diligence meetings with existing or potential investors in which specific Fund holdings are discussed and other information which the employee reasonably believes cannot be used in a manner which would be harmful to the Fund. In addition, the Adviser may provide a wide variety of information about the Fund (other than portfolio holdings) to existing and potential investors and intermediaries working on behalf of such investors.

Such information may not be available from publicly available information and may consist of statistical and analytical information concerning the Fund's portfolio as a whole and how it has performed, without naming specific portfolio securities held by the Fund.
Davis Funds' portfolio holdings procedures prohibit release of non-public information concerning the Fund's portfolio holdings to individual investors, institutional investors, intermediaries which distribute the Fund's shares and other parties which are not employed by the Adviser or its affiliates. Information about the Fund's portfolio holdings may be reviewed by third-parties for legitimate business purposes, but only if: (i) the Adviser's Chief Operating Officer, or his designee, currently Davis Funds' Chief Compliance Officer, considers the application for review of the Fund's portfolio holdings and, in his or her business judgment, the requesting third-party: (a) has a legitimate business purpose for reviewing the portfolio holdings and (b) does not pose a material risk to the Fund; and (ii) the third-party enters into an acceptable confidentiality agreement (including a duty not to trade). Davis Funds' Board of Directors is notified of the application for review of the Fund's portfolio holdings by any such third-parties at the next scheduled quarterly meeting of the Board of Directors, at which time the Board reviews the application by each such party and considers whether the release of the Fund's portfolio holding information to the third-parties is in the best interest of the Fund and its shareholders.
Third-Parties Receiving Portfolio Holdings Information. As of October 1, 2016, each of the following third-party service providers have been approved to receive non-public information concerning the Fund's portfolio holdings: (i) KPMG LLP (serves as the Fund's independent registered public accounting firm); (ii) Linedata (trading software); (iii) ITG (Investment Technology Group, provides brokerage and trading reports); (iv) Wilshire Associates (provides investment performance attribution reports); (v) State Street Bank and Trust Company (serves as the Fund's custodian bank and securities lending agent); (vi) Linda Rubey (provides freelance financial writing and editing services); (vii) Greenberg Traurig LLP (counsel for Davis Funds); (viii) K&L Gates LLP (counsel for the Adviser); (ix) RR Donnelley (Software Development); (x) Broadridge Financial Solutions (provide analytical reports to the Directors); (xi) Deloitte & Touche (serves as the Adviser's auditor); (xii) Global Trading Analytics (provides analytical reports); (xiii) MSCI/ISS/RiskMetrics Group and ADP; (xiv) Electra Information Systems (share reconciliation), and (xv) Morningstar Direct (investment performance attribution reports).
Administration. Davis Funds' Chief Compliance Officer oversees the release of portfolio holdings information, including authorizing the release of portfolio holdings information.
Distribution of Fund Shares
The Distributor. Davis Distributors, LLC ("Distributor"), 2949 East Elvira Road, Suite 101, Tucson, Arizona 85756, is a wholly owned subsidiary of the Adviser and, pursuant to a Distributing Agreement, acts as principal underwriter of the Fund's shares on a continuing basis. By the terms of the Distributing Agreement, the Distributor (or an affiliate) pays for all expenses in connection with the preparation, printing and distribution of advertising and sales literature for use in offering the Fund's shares to the public, including reports to shareholders to the extent they are used as sales literature. The Distributor (or an affiliate) also pays for the preparation and printing of prospectuses other than those forwarded to existing shareholders. The continuance and assignment provisions of the Distributing Agreement are the same as those of the Advisory Agreement.
The Distributor has agreements with securities dealers and other financial institutions for distributing shares of the Fund and/or providing services to shareholders. The Distributor may pay such firms service fees for accounts for which representatives of the dealers are responsible and provide services. The sources for these payments include the distribution fees paid by Class A, B, C, R, and ~~R~~T shares and the Distributor or Adviser may also use their own resources.
The Distributor received the following amounts in total sales charges (which the Fund does not pay) on the sale of Class A shares:
	Fiscal Year-Ended July 31,
	2016	2015	2014
Total sales charges:	$1,793,307	$2,325,230	$3,550,461
Amount reallowed to dealers:	$1,515,500	$1,967,271	$3,008,236

The Distributor received compensation on redemptions and repurchases of shares in the following amounts:
Fiscal Year-Ended July 31, 2016
Class A shares	$520
Class B shares	$94,453
Class C shares	$71,414
Class R shares	None
Class T shares	N/A
Class Y shares	None
The Distributor received the following amounts as reimbursements under the Fund's Distribution plans:
	Fiscal Year-Ended July 31,
	2016	2015	2014
Class A shares	$16,713,753	$22,243,470	$25,720,863
Class B shares	$610,317	$1,073,816	$ 1,696,230
Class C shares	$26,165,038	$31,733,712	$32,899,205
Class R shares	$1,115,507	$1,405,286	$ 1,613,968
Class T shares	N/A	N/A	N/A
Class Y shares*	None	None	None
*	Class Y shares do not have a Distribution plan.
Distribution Plans. Class A, B, C, R, and ~~R~~T shares all use distribution plans to pay asset-based sales charges or distribution and/or services fees in connection with the distribution of shares, including payments to financial intermediaries for providing distribution assistance. Financial intermediaries that receive these fees may pay some or all of them to their investment professionals. Because these fees are paid out of a Class' assets on an on-going basis, over time these fees will increase the cost of an investment and may cost more than other types of sales and marketing charges.
The Distribution Plans were approved by the Board of Directors of each Davis Fund in accordance with Rule 12b-1 under the 1940 Act. Rule 12b-1 regulates the manner in which a mutual fund may assume costs of distributing and promoting the sale of its shares. Payments pursuant to a Distribution Plan are included in the operating expenses of the Class.
How Share Classes Affect Payments to Brokers. A financial advisor may receive different compensation for selling one class of shares than for selling another class. It is important to remember that Class B, C, and R contingent deferred sales charges and/or asset-based sales charges have the same purpose as the front-end sales charge on sales of Class A shares: to compensate the Distributor for concessions and expenses it (or an affiliate) pays to dealers and financial institutions for selling shares.
Recordkeeping Fees. Certain dealers (and other financial intermediaries) have chosen to maintain omnibus accounts with the Fund. In an "omnibus account," a fund maintains a single account in the name of the dealer and the dealer maintains all of the individual shareholder accounts. Likewise, for many retirement plans, a third-party administrator may open an omnibus account with the Fund and the administrator will then maintain all of the participant accounts. The Adviser, on behalf of the Fund, enters into agreements whereby Fund, and sometimes the Adviser in addition, compensate the dealer or administrator for recordkeeping services. This compensation is not treated as a distribution expense.
Class A and Class T Shares. Payments under the Class A and Class T Distribution Plan may be up to an annual rate of 0.25% of the average daily net asset value of the ~~Class A~~ shares. Such payments are made to reimburse the Distributor for the fees it (or an affiliate) pays to its salespersons and other firms for selling ~~Class A~~ shares, servicing its shareholders, and maintaining its shareholder accounts. Normally, servicing fees are paid at an annual rate of 0.25% of the average net asset value of the accounts serviced and maintained on the books of the Fund. In addition, when the Distributor (or an affiliate) pays a commission to a broker-dealer for qualifying purchases of Class A shares at net asset value, the Fund may reimburse the Distributor for this commission. The Fund will not reimburse this commission if the result would be that ~~Class A~~ shares would pay Distribution Plan fees in excess of 0.25% of average net assets. Payments under the Class A and Class T Distribution Plan also may be used to reimburse the Distributor for other distribution costs (excluding overhead) not covered in any year by any portion of the sales charges the Distributor retains.
Class B Shares. Payments under the Class B Distribution Plan are limited to an annual rate equal to the lesser of 1.25% of the average daily net asset value of the Class B shares or the maximum amount provided by applicable rule or regulation of the Financial Industry Regulatory Authority, which currently is 1%. Therefore, the effective rate of the Class B Distribution Plan at present is 1%. In accordance with current applicable rules, such payments also are limited to 6.25% of gross sales of

Class B shares plus interest at 1% over the prime rate on any unpaid amounts. The Distributor (or an affiliate) pays broker/dealers up to 4% in commissions on new sales of Class B shares. The Fund pays the distribution fee on Class B shares in order: (i) to pay the Distributor commissions on Class B shares which have been sold and (ii) to enable the Distributor to pay services fees on Class B shares which have been sold. From these distribution payments, the Distributor currently uses up to 0.25% of average net assets for the payment of service and maintenance fees to its salespersons and other firms for shareholder servicing and maintenance of its shareholder accounts.
Class C Shares. Payments under the Class C Distribution Plan are limited to an annual rate equal to the lesser of 1.25% of the average daily net asset value of the Class C shares or the maximum amount provided by applicable rule or regulation of the Financial Industry Regulatory Authority, which currently is 1%. Therefore, the effective rate of the Class C Distribution Plan at present is 1%. Class C shares are subject to the same 6.25% and 1% limitations applicable to the Class B Distribution Plan. The Fund pays the distribution fee on Class C shares in order: (i) to pay the Distributor commissions on Class C shares which have been sold and (ii) to enable the Distributor (or an affiliate) to pay services fees on Class C shares which have been sold. From these distribution payments, the Distributor currently uses up to 0.25% of average net assets for the payment of service and maintenance fees to its salespersons and other firms for shareholder servicing and maintenance of its shareholder accounts.
Class R Shares. Payments under the Class R Distribution Plan may be up to an annual rate of 0.75% of the average daily net asset value of the Class R shares. As of the date of this statement of additional information, such payments are at an annual rate of 0.50% of the average daily net asset value of the Class R shares. Such payments are made: (i) compensate financial intermediaries for distribution assistance and shareholder services; (ii) reimburse the Distributor for fees paid to its salespersons and to other firms which offer and sell the Fund's shares and/or provide servicing and maintenance of shareholder accounts; (iii) reimburse the Distributor its other distribution expenses, after application of the Distributor's portion of sales charges incurred in connection with the distribution of Fund shares, excluding overhead expense and including expenses of promotion, sales seminars, wholesaling, advertising, and sales literature (For this purpose sales literature shall not include reports sent to shareholders regulatory bodies which are paid for by the Fund); and (iv) other categories of expenses which the Fund's Independent Directors shall approve of.
Additional Information Concerning the Distribution Plans. In addition, to the extent that any investment advisory fees paid by the Fund may be deemed to be indirectly financing any activity that primarily is intended to result in the sale of Fund shares within the meaning of Rule 12b-1, the Distribution Plans authorize the payment of such fees.
The Distribution Plans continue annually so long as they are approved in the manner provided by Rule 12b-1 or unless earlier terminated by vote of the majority of the Independent Directors or a majority of the Fund's outstanding Class of shares. The Distributor is required to furnish quarterly written reports to the Board of Directors detailing the amounts expended under the Distribution Plans. The Distribution Plans may be amended, provided that all such amendments comply with the applicable requirements then in effect under Rule 12b-1. Currently, Rule 12b‑1 provides that as long as the Distribution Plans are in effect, the Fund must commit the selection and nomination of candidates for new Independent Directors to the sole discretion of the existing Independent Directors.
Dealer Compensation. Dealers or others may receive different levels of compensation depending on which class of shares they sell. The Distributor may make expense reimbursements for special training of a dealer's registered representatives or personnel of dealers and other firms who provide sales or other services with respect to the Fund and/or its shareholders, or to defray the expenses of meetings, advertising or equipment. Any such amounts may be paid by the Distributor from the fees it receives under the Class A, B, C, R, and ~~R~~T Distribution Plans.
In addition, the Distributor (or an affiliate) may, from time to time, pay additional cash compensation or other promotional incentives to authorized dealers or agents who sell shares of the Fund. In some instances, such cash compensation or other incentives may be offered only to certain dealers or agents who employ registered representatives who have sold or may sell significant amounts of shares of the Fund during a specified period of time. These payments are more fully described in the prospectus.
Fund Supermarkets. The Fund participates in various "Fund Supermarkets" in which a supermarket sponsor (usually a registered broker-dealer) offers many mutual funds to the supermarket sponsor's clients. The Fund pays the supermarket sponsor a negotiated fee for distributing the shares and for continuing services provided to its shareholders. A portion of the supermarket sponsor's fee (that portion related to sales, marketing or distribution of shares) is paid with fees authorized under the Distribution Plans.
A portion of the supermarket sponsor's fee (that portion related to investor services such as new account setup, shareholder accounting, shareholder inquiries, transaction processing, and shareholder confirmations and reporting) is paid as a shareholder servicing fee of the Fund. The Fund typically would be paying these shareholder servicing fees directly, were it not that the supermarket sponsor holds all customer accounts in a single omnibus account with the Fund. If the supermarket sponsor's fees exceed the sum available from the Distribution Plans and shareholder servicing fees, then the Adviser pays the remainder out of its profits.

Other Important Service Providers
Custodian. State Street Bank and Trust Company ("State Street" or the "Custodian"), One Lincoln Street, Boston, MA 02111, serves as custodian of the Fund's assets. The Custodian maintains all of the instruments representing the Fund's investments and all cash. The Custodian delivers securities against payment on sale and pays for securities against delivery on purchase. The Custodian also remits the Fund's assets in payment of its expenses, pursuant to instructions of officers or resolutions of the Board of Directors. The Custodian also provides certain Fund accounting services to the Fund.
Transfer Agent. Boston Financial Data Services, Inc., P.O. Box 8406, Boston, MA 02266‑8406, serves as the Fund's transfer agent.
Independent Registered Public Accounting Firm. KPMG LLP ("KPMG"), 1225 17th Street, Suite 800, Denver, CO 80202, serves as the Fund's independent registered public accounting firm. KPMG audits the Fund's financial statements, performs other related audit services, and meets with the Audit Committee of the Board of Directors. KPMG LLP also acts as the independent registered public accounting firm to certain other funds advised by the Adviser. In addition, KPMG prepares the Fund's federal and state income tax returns and related forms. Audit and non-audit services provided by KPMG to the Fund must be pre-approved by the Audit Committee.
Counsel. Greenberg Traurig LLP, 77 W. Wacker Dr., Suite 3100, Chicago, IL 60601, serves as counsel to the Davis Funds and also serves as counsel for the Independent Directors.
Section III:
Classes of Shares, Purchases, Exchanges and Redemptions
This statement of additional information should be read in conjunction with the Fund's prospectus. This statement of additional information supplements the information available in the prospectus.
Selecting the Appropriate Class of Shares
Each of the Davis Funds offers Class A, B, C, and Y shares. ~~In addition,~~Certain Davis Funds also offer Class T shares. Davis New York Venture Fund offers Class R and Class T shares. Depending on the amount of the purchase and the anticipated length of time of the investment, investors may choose to purchase one Class of shares rather than another. Investors who would rather pay the entire cost of distribution, or sales charge, at the time of investment, rather than spreading such cost over time, might consider Class A or T shares. Other investors might consider Class B or C shares, in which case 100% of the purchase price is invested immediately. If you have significant Davis Funds holdings you may not be eligible to invest in Class B or C Shares. See "How to Choose a Share Class," in the prospectus for details.
Class A shares
With certain exceptions described below, Class A shares are sold with a front-end sales charge at the time of purchase and are not subject to a sales charge when they are redeemed.
Class B shares
Class B shares are sold without a sales charge at the time of purchase, but are subject to a deferred sales charge if they are redeemed within six years after purchase. Class B shares will automatically convert to Class A shares seven years after the end of the calendar month in which the shareholder's order to purchase was accepted.
Class C shares
Class C shares are purchased at their net asset value per share without the imposition of a front-end sales charge but are subject to a 1% deferred sales charge if redeemed within one year after purchase and do not have a conversion feature.
Class R shares
Class R shares generally are available only to certain qualifying retirement plans. Class R shares are purchased at their net asset value per share without the imposition of a front-end sales charge.

Class T shares
Class T shares are generally sold with a front end sales charge at the time of purchase and are not subject to a sales charge when they are redeemed. Class T shares are available through certain financial intermediaries with which Davis Distributors, LLC has an agreement to sell Class T shares of the Fund. Not all financial intermediaries make Class T shares available to their clients.
Class Y shares
Class Y shares are sold at net asset value without the imposition of Rule 12b-1 charges. Class Y shares are only available through certain institutions which have entered into agreements with Davis Distributors LLC.
Class R shares
~~Class R shares generally are available only to certain qualifying retirement plans. Class R shares are purchased at their net asset value per share without the imposition of a front-end sales charge.~~

Shares Issued by Davis Government Money Market Fund
The four classes of Davis Government Money Market Fund shares are available so as to enable investors to facilitate exchanges since, with the exception of exchanges from Class A shares to Class Y shares, shares may be exchanged only for shares of the same class. Please note that Class T shares do not have exchange privileges. Davis Government Money Market shares are sold directly without sales charges; however, front-end or deferred sales charges may be imposed, in certain cases, on their exchange into shares of other Davis Funds (see "Exchange of Shares"). Shares of the Davis Government Money Market Fund are offered at net asset value. However, in the case of certain exchanges, the Money Market Fund shares received may be subject to an escrow, pursuant to a Statement of Intention, or a contingent deferred sales load. See "Exchange of Shares."
Class A Shares. Class A shares of the Davis Funds (other than shares of Davis Government Money Market Fund) are sold at their net asset value plus a sales charge. The amounts of the sales charges are shown in the prospectus.
Reduction of Class A Sales Charge. There are a number of ways to reduce the sales charge imposed on the purchase of the Davis Funds' Class A shares, as described below. In addition to the methods described below that may be used to reduce the sales charge certain financial intermediaries may adopt their own schedule. Descriptions of the sales load waivers and/or discounts for Class A shares with respect to certain financial intermediaries are reproduced in "Appendix A-Intermediary-Specific Sales Charge Waivers and Discounts" to the statutory prospectus based on information provided by the financial intermediary. These reductions are based on the fact that there is less sales effort and expense involved with respect to purchases by affiliated persons and purchases made in large quantities. The examples listed below are descriptive of the types of fact patterns which qualify for a reduction of sales charge. It is not possible to list every potential qualifying transaction. The Distributor uses its discretion to determine whether or not any specific transaction is similar enough to the examples listed below to qualify for a reduction of sales charge. If you claim any reduction of sales charges, you or your dealer must notify the Distributor (or Davis Funds, if the investment is mailed to Davis Funds) when the purchase is made. Enough information must be given to verify that you are entitled to such reduction.
▪
Immediate Family or Group Purchases. Certain purchases made by or for more than one person may be considered to constitute a single purchase, including: (i) purchases for immediate family members, ("immediate family members" consist of spouses and children under 21); (ii) purchases by trust or other fiduciary accounts and purchases by Individual Retirement Accounts for employees of a single employer; and (iii) purchases made by an organized group of persons, whether incorporated or not, if the group has a purpose other than buying shares of mutual funds. For further information on group purchase reductions, contact the Adviser or your dealer.

▪
Other Groups. Certain purchases made by or for more than one person may be considered to constitute a single purchase, including: (i) purchases by trust or other fiduciary accounts and purchases by Individual Retirement Accounts for employees of a single employer; and (ii) purchases made by an organized group of persons, whether incorporated or not, if the group has a purpose other than buying shares of mutual funds. For further information on group purchase reductions, contact the Adviser or your dealer.

▪
Statement of Intention. Another way to reduce the sales charge is by signing a Statement of Intention ("Statement"). See "Appendix B: Terms and Conditions of a Statement of Intention." If you enter into a Statement of Intention you (or any "single purchaser") may combine all purchases of all shares classes of the Davis Funds (excluding Davis Government Money Market Fund) over a 13-month period. The amount you say you intend to invest may include shares that you already own valued at public offering price, the day prior to the period covered by the Statement. A Statement may be backdated up to 90 days to include purchases made during that period, but the total period covered by the Statement may not exceed 13 months and purchases made prior to the start of the 13-month period will not be readjusted to reflect a lower sales charge.

Shares having a value of up to 5% of the amount you state you intend to invest will be held "in escrow" to make sure that any additional sales charges are paid. If any of the Fund's shares are in escrow pursuant to a Statement and such shares are exchanged for shares of another Davis Fund, the escrow will continue with respect to the acquired shares.

No additional sales charge will be payable if you invest the amount you have indicated. Each purchase under a Statement will be made as if you were buying the total amount indicated at one time. For example, if you indicate that you intend to invest $100,000, you will pay a sales charge of 3 1/2% on each purchase.
If during the 13‑month period you invest less than the amount you have indicated, you will pay an additional sales charge. For example, if you state that you intend to invest $250,000 and actually invest only $100,000, you will, by retroactive adjustment, pay a sales charge of 3 1/2%. The sales charge you actually pay will be the same as if you had purchased the shares in a single purchase.
A Statement does not bind you to buy, nor does it bind the Adviser or Distributor to sell, the shares covered by the Statement.
▪
Rights of Accumulation (All Davis Funds Combined excluding Class T shares). Another way to reduce the sales charge is under a right of accumulation. This means that the larger purchase entitled to a lower sales charge does not have to be in dollars invested at one time or in a single Davis Fund. The larger purchases that you (or any "single purchaser") make at any one time can be determined by adding to the amount of a current purchase to the value of any Davis Fund shares (at offering price) already owned by you. Money market fund shares are not counted in determining the total amount of Davis Funds shares you own.

For example, if you own $100,000 worth (at offering price) of shares, including Class A, B and C shares of all Davis Funds except money market fund shares and invest $5,000 in additional shares, the sales charge on that $5,000 investment would be 3 1/2%, not 4 3/4%.
Lastly, the right of accumulation also applies to the Class A, B and C shares of the other Davis Funds that you own. Thus, the amount of current purchases of the Fund's Class A shares that you make may be added to the value of the Class A, B, and C shares of the other Davis Funds (valued at their current offering price, excluding money market fund shares) already owned by you in determining the applicable sales charge.
In all of the above instances where you wish to assert this right of combining the shares you own of the other Davis Funds, you or your dealer must notify the Distributor (or Davis Funds, if the investment is mailed to Davis Funds) of the pertinent facts. Enough information must be given to permit verification as to whether you are entitled to a reduction in sales charges.
▪
Combining Statement of Intention(s) and/or Rights of Accumulation. A Statement of Intention for the Fund and shares of the other Davis Funds may be aggregated. Also, the Fund's Class A shares and all share classes of the other Davis Funds that you already own, valued at the current offering price the day prior to the period covered by your Statement of Intention, may be included in the amount you have stated you intend to invest pursuant to your Statement.

▪
Purchases for Employee Benefit Plans. Trustees or other fiduciary accounts and Individual Retirement Accounts ("IRA") of a single employer are treated as purchases of a single person. Purchases of and ownership by an individual and such individual's spouse under an IRA are combined with their other purchases and ownership.

Class A Share Sales at Net Asset Value. There are situations where the sales charge will not apply to the purchase of Class A shares. A sales charge is not imposed on these transactions either because the purchaser deals directly with the Fund (as in employee purchases), or because a responsible party (such as a financial institution) is providing the necessary services usually provided by a registered representative. Although the investor pays no front-end sales charge, a contingent deferred sales charge of 0.50% may be imposed if the Distributor paid a sales commission to a broker or agent and the shares purchased at net asset value without a sales load are redeemed within the first year after purchase. In addition, if investors effect purchases in Fund shares through a broker or agent, the broker or agent may charge a fee. The situations where the sales charge will not apply are described in the prospectus.
The Fund also may issue Class A shares at net asset value incident to a merger with or acquisition of assets of an investment company. The Fund occasionally may be provided with an opportunity to purchase substantially all the assets of a public or private investment company or to merge another such company into the Fund. This offers the Fund the opportunity to obtain significant assets. No dealer concession is involved. It is industry practice to effect such transactions at net asset value, as it would adversely affect the Fund's ability to do such transactions if the Fund had to impose a sales charge.
Class B Shares. Class B shares are offered at net asset value, without a front-end sales charge. The Distributor receives and usually reallows commissions to firms responsible for the sale of such shares. With certain exceptions described below, the Davis Funds (except for Davis Government Money Market Fund) impose a deferred sales charge of 4% on shares redeemed during the first year after purchase, 3% on shares redeemed during the second or third year after purchase, 2% on shares redeemed during the fourth or fifth year after purchase and 1% on shares redeemed during the sixth year after purchase. Class B shares will be subject to a maximum Rule 12b-1 fee at the annual rate of 1% of the Class' average daily net asset value. The Davis Funds will not accept any purchase of Class B shares in the amount of $50,000 or more per investor.

Class B shares that have been outstanding for seven years will automatically convert to Class A shares without imposition of a front-end sales charge. The Class B shares so converted will no longer be subject to the higher expenses borne by Class B shares. Because the net asset value per share of the Class A shares may be higher or lower than that of the Class B shares at the time of conversion, although the dollar value will be the same, a shareholder may receive more or less Class A shares than the number of Class B shares converted. Under a private Internal Revenue Service Ruling, such a conversion will not constitute a taxable event under the federal income tax law. In the event that this ceases to be the case, the Board of Directors will consider what action, if any, is appropriate and in the best interests of the Class B shareholders. In addition, certain Class B shares held by certain defined contribution plans automatically convert to Class A shares based on increases of plan assets.
Class C Shares. Class C shares are offered at net asset value without a sales charge at the time of purchase. Class C shares redeemed within one year of purchase will be subject to a 1% charge on redemption. Class C shares do not have a conversion feature. The Davis Funds will not accept any purchases of Class C shares when Class A shares may be purchased at net asset value.
The Distributor will pay a commission to the firm responsible for the sale of Class C shares. No other fees will be paid by the Distributor during the one-year period following purchase. The Distributor will be reimbursed for the commission paid from 12b-1 fees paid by the Fund during the one-year period. If Class C shares are redeemed within one year of purchase, the 1% redemption charge will be paid to the Distributor. After Class C shares have been outstanding for more than one year, the Distributor will make quarterly payments to the firm responsible for the sale of the shares in amounts equal to 0.75% of the annual average daily net asset value of such shares for sales fees and 0.25% of the annual average daily net asset value of such shares for service and maintenance fees.
Contingent Deferred Sales Charges. Any contingent deferred sales charge ("CDSC") imposed on the redemption of Class A, B or C shares is a percentage of the lesser of: (i) the net asset value of the shares redeemed; or (ii) the original cost of such shares. No CDSC is imposed when you redeem amounts derived from: (i) increases in the value of shares redeemed above the net cost of such shares, or (ii) certain shares with respect to which the Fund did not pay a commission on issuance, including shares acquired through reinvestment of dividend income and capital gains distributions. On request for a redemption, shares not subject to the CDSC will be redeemed first. Thereafter, shares held the longest will be redeemed.
The CDSC on Class A, B and C shares that are subject to a CDSC will be waived if the redemption relates to the following: (i) in the event of the total disability of the last surviving shareholder (as evidenced by a determination by the federal Social Security Administration) occurring after the purchase of the shares being redeemed; (ii) in the event of the death of the last surviving shareholder; (iii) for redemptions made pursuant to an automatic withdrawal plan, if: (a) there are at least four withdrawals a year (except for retirement accounts subject to a required minimum distribution, in which case it may run once a year); and (b) the aggregate value of the redeemed shares does not exceed 12% of the account's value on an annual basis**; (iv) for redemptions from a qualified retirement plan or IRA that constitute a tax-free return of excess contributions to avoid tax penalty; (v) on redemptions of shares sold to directors, officers and employees of any fund for which the Adviser acts as investment adviser, or officers and employees of the Adviser, Sub-Adviser or Distributor, including former directors and officers and extended family members of all of the foregoing and any employee benefit or payroll deduction plan established by or for such persons; and (vi) on redemptions pursuant to the right of the Funds to liquidate a shareholder's account if the aggregate net asset value of the shares held in such account falls below an established minimum amount.
**
An Automatic Withdrawal Plan may be established as either a percentage or a fixed dollar amount. The shares that may be redeemed without a sales charge are recalculated as a percentage of the current market value of the account as of the date of each withdrawal. If established as a percentage, no sales charge will be incurred regardless of market fluctuations. If established as a fixed dollar amount, a sales charge may be incurred if the market value of the account decreases. If you redeem shares in addition to those redeemed pursuant to the Automatic Withdrawal Plan, a deferred sales charge may be imposed on those shares and on any subsequent redemptions within a 12‑month period, regardless of whether such redemptions are pursuant to an Automatic Withdrawal Plan.

Subject to various limitations, shares in different Davis Funds may be exchanged at relative net asset value. If a sales charge is due on Class A shares, and has not been previously paid, then the sales charge will be deducted at the time of the exchange. If any Class of Davis Fund shares being exchanged are subject to a sales charge, Statement of Intention, or other limitation, the limitation will continue to apply to the shares received in the exchange. When an investor exchanges any Class of shares in a Davis Fund for shares in Davis Government Money Market Fund, the holding period for any deferred sales charge does not continue during the time that the investor owns Davis Government Money Market Fund shares. For example, Class B shares are subject to a declining sales charge for six years. Any period that an investor owns shares of Davis Government Money Market Fund will be added to the six-year declining sales charge period.
Class T Shares. Class T shares are sold at their net asset value plus a sales charge. The amounts of the sales charge is shown in the prospectus. Unlike Class A shares, Class T shares do not offer the benefit of a reduction in the sales charge through rights of accumulation or a statement of intention. The sales charge may only be reduced based on the amount of each investment as shown in the statutory prospectus.

Class Y Shares. Class Y shares are sold at net asset value without the imposition of Rule 12b-1 charges. Class Y shares are offered to: (i) trust companies, bank trusts, endowments, pension plans, or foundations ("Institutions") acting on behalf of their own account or one or more clients for which such Institution acts in a fiduciary capacity and investing at least $5,000,000 at any one time; (ii) any state, county, city, department, authority, or similar agency that invests at least $5,000,000 ("Government Entities"); (iii) any investor with an account established under a "wrap account" or other similar fee-based program sponsored and maintained by a registered broker-dealer approved by the Davis Funds' Distributor ("Wrap Program Investors"); (iv) a 401(k) plan, 457 plan, employer sponsored 403(b) plan, profit sharing and money purchase pension plan, defined benefit plan, or non-qualified deferred compensation plan where plan level or omnibus accounts are held on the books of the Fund if at least $500,000 is invested; (v) the Adviser and its affiliates; and (vi) through a registered investment adviser (RIA) who initially invests for clients an aggregate of at least $100,000 in Davis Funds through a fund "supermarket" or other mutual fund trading platform sponsored by a broker-dealer or trust company and which has entered into an agreement with Davis Distributors, LLC.
Wrap Program Investors may purchase Class Y shares through the sponsors of such programs who have entered into agreements with Davis Distributors, LLC. Wrap Program Investors should be aware that both Class A and Y shares are made available by the Davis Funds at net asset value to sponsors of wrap programs. However, Class A shares are subject to additional expenses under the Fund's Rule 12b-1 Plan and sponsors of wrap programs utilizing Class A shares generally are entitled to payments under the Plan. If the Sponsor has selected Class A shares, investors should discuss these charges with their program's sponsor and weigh the benefits of any services to be provided by the sponsor against the higher expenses paid by Class A shareholders.

Conversion from Class A, B, or C shares into Class Y shares
For shareholders who currently hold Class A, B, or C shares, but are authorized under certain circumstances to purchase Class Y shares, those shareholders may convert their eligible existing shares to Class Y shares of the Fund provided that the Class Y shares received in the conversion are held in a fee-based account and their dealer has entered into an agreement with the Distributor. Shares that are subject to a CDSC are not eligible to convert to Class Y shares until the applicable CDSC period has expired. Under current interpretations of applicable federal income tax law by the Internal Revenue Service (the "IRS"), this voluntary conversion to Class Y shares is not treated as a taxable event. If those laws or the IRS interpretation of those laws should change, this conversion feature may be suspended.
Class R Shares. Class R shares generally are available only to 401(k) plans, 457 plans, employer sponsored 403(b) plans, profit sharing and money purchase pension plans, defined benefit plans, and non-qualified deferred compensation plans. Class R shares are also generally available only to retirement plans where plan level or omnibus accounts are held on the books of the Fund. Class R shares generally are not available to retail non-retirement accounts, traditional and Roth IRAs, Education Savings Accounts, SEPs, SAR-SEPs, SIMPLE IRAs, and Individual 403(b) plans.
Investment Minimums. The Distributor may waive the investment minimums for any and all Classes of shares at its discretion. The Distributor may determine that it is appropriate to waive the investment minimum for participants in certain fee based programs sponsored by financial intermediaries. The Distributor may determine that it is appropriate to treat related investors as a single investment account. Examples may include trust funds of the same bank, separate accounts of the same insurance company, clients whose funds are managed by a single bank, insurance company, investment adviser, broker-dealer, or clients of a financial intermediary that maintains an omnibus account with the Fund.
How to Purchase Shares
Davis Funds and the Distributor reserve the right to reject any purchase order for any reason. Each Davis Fund prospectus provides full directions on how to purchase shares.
Broker-Dealers May Remit Payment. Your broker-dealer may order and remit payment for the shares on your behalf. The broker-dealer can also order the shares from the Distributor by telephone or wire. Please note that the following rules and provisions apply with respect to purchases of Fund shares through a broker-dealer:
▪	The Distributor has entered into agreements with broker-dealers to receive on its behalf purchase and redemptions orders;
▪	Such broker-dealers are authorized to designate other intermediaries to receive purchase and redemption orders on behalf of the Distributor;
▪	The Fund will be deemed to have received a purchase or redemption order when an authorized broker or, if applicable, its broker's authorized designee, receives the order; and
▪	A Client order will be priced at the Fund's net asset value next computed after they are received by an authorized broker-dealer or the broker-dealer's authorized designee.

Special Services
Each Davis Funds prospectus describes a number of special services offered by the Davis Funds. This statement of additional information supplements that discussion.
Prototype Retirement Plans. The Distributor and certain qualified dealers have available prototype retirement plans (e.g., profit sharing, money purchase, Simplified Employee Pension ("SEP") plans, model 403(b) and 457 plans for charitable, educational and governmental entities) sponsored by the Davis Funds for corporations and self-employed individuals. The Distributor and certain qualified dealers also have prototype Individual Retirement Account ("IRA") plans (deductible IRAs and non-deductible IRAs, including "Roth IRAs"), Education Savings Accounts and SIMPLE IRA plans for both individuals and employers. These plans utilize the shares of the Davis Funds as their investment vehicles. UMB Bank acts as custodian or trustee for certain retirement plans and charges each participant an annual custodial fee of $15 per Social Security Number regardless of the number of plans established. For a detailed explanation of the custodial fees charged to an IRA, please refer to the prospectus.
In-Kind Purchases. Shares of the Davis Funds are continuously offered at their public offering price next determined after an order is accepted. The methods available for purchasing shares of a Davis Fund are described in the Fund's prospectus. In addition, shares of the Davis Funds may be purchased using securities if the Adviser determines that doing so is in the best interest of the applicable Davis Fund and its shareholders. The Adviser must review the securities that are offered in exchange for the "in-kind" purchase to determine that the securities delivered to the Fund: (i) meet the investment objective, strategy and policies of the Fund; (ii) do not cause the violation of any investment restrictions at the time of acceptance; (iii) are readily marketable; (iv) may be accurately and objectively valued on a daily basis; and (v) represent securities that are desirable for the Fund to own given the Fund's investment strategy and the Adviser's view of market conditions. The Adviser reserves the right to reject all or any part of the securities offered in exchange for shares of the Fund. On any such in-kind purchase, the following conditions will apply:
▪	The securities offered by the investor in exchange for shares of a Fund must not be in any way restricted as to resale or otherwise be illiquid;
▪
The securities must have a value that is readily ascertainable (and not established only by evaluation procedures) as evidenced by a listing on the NYSE, AMEX or NASDAQ or other appropriate method; and

▪	The transaction involves a net purchase of $1 million or more in Fund shares.
Davis Funds believe that this ability to purchase shares of a Fund using securities provides a means by which holders of certain securities may obtain diversification and continuous professional management of their investments without the expense of selling those securities in the public market. Benefits to the Fund include the ability to purchase desirable securities without brokerage commissions.
An investor who wishes to make an in-kind purchase must provide the Adviser with a full and exact written description of each security that he or she proposes to deliver to the applicable Davis Fund. The Fund will advise the investor as to those securities that it is prepared to accept and will provide the forms required to be completed and signed by the investor. The investor should then send the securities, in proper form for transfer and with the necessary forms, to the Adviser and certify that there are no legal or contractual restrictions on the free transfer and sale of the securities. The securities will be valued as of the close of business on the day of receipt by the Fund in the same manner as portfolio securities of the Fund are valued. The number of shares of the Fund, having a net asset value as of the close of business on the day of receipt equal to the value of the securities delivered by the investor, will be issued to the investor, less applicable stock transfer taxes, if any.
The exchange of securities by the investor pursuant to this in-kind offer will constitute a taxable transaction and may result in a gain or loss for federal income tax purposes. Each investor should consult his tax adviser to determine the tax consequences under Federal and state law of making such an in-kind purchase. This service may be discontinued at any time without prior notice.
Exchange of Shares
The prospectus describes exchange procedures. This statement of additional information supplements that discussion.
Market Timing. Davis Funds have not entered into any arrangements, which permit organizations or individuals to "market time" the Davis Funds. Although the Davis Funds will not knowingly permit investors to excessively trade the Davis Funds, shareholders seeking to engage in market timing may employ a variety of strategies to avoid detection, and, there can be no guarantee that all market timing will be prevented, despite the Davis Funds' best efforts. The Davis Funds receive purchase and sales order through financial intermediaries and cannot always know or reasonably detect excessive trading which may be facilitated by these intermediaries or by the use of omnibus accounts by intermediaries. Davis Funds reserve the right to terminate or amend the exchange privilege at any time by filing amended registration statements.

Redemption of Shares
The Fund's prospectus describes redemption procedures. This statement of additional information supplements those discussions.
Certificates. In the past, Davis Funds issued share certificates and some are still outstanding. If shares to be redeemed are represented by a certificate, the certificate must be sent by certified mail to Davis Funds with a letter of instruction signed by all account owner(s).
Redemption Proceeds. Redemption proceeds normally are paid to you within seven days after Davis Funds receives your proper redemption request. Payment for redemptions can be suspended under certain emergency conditions determined by the SEC or if the New York Stock Exchange ("NYSE") is closed for reasons other than customary or holiday closings. You may redeem shares on any business day (i.e., any day the NYSE is open for regular session trading). Redemption proceeds may be withheld until a sufficient period of time has passed for State Street Bank and Trust Company to be reasonably sure that all checks or drafts (including certified or cashiers' checks) for shares purchased have cleared, normally not exceeding fifteen calendar days. You can avoid any redemption delay by paying for your shares with a bank or federal funds wire.
Redemptions Are Ordinarily Paid to You in Cash. However, the Board of Directors is authorized to decide if conditions exist making cash payments undesirable. If the Board of Directors should decide to make payments other than in cash, redemptions could be paid in securities, valued at the value used in computing the Fund's net asset value. There would be brokerage costs incurred by the shareholder in selling securities received in redemption of Fund shares. The Fund must, however, redeem shares solely in cash up to the lesser of $250,000 or 1% of the Fund's net asset value, whichever is smaller, during any 90‑day period for any one shareholder.

Federal Funds Wire. You may be eligible to have your redemption proceeds electronically transferred to a commercial bank account by federal funds wire. There is a $5 charge by State Street Bank and Trust Company for wire service, and receiving banks also may charge for this service. Redemption by federal funds wire is usually credited to your bank account on the next business day after the sale. Alternatively, redemption through Automated Clearing House usually will arrive at your bank two banking days after the sale. To have redemption proceeds sent by federal funds wire to your bank, you must first fill out the "Banking Instruction" section on the Account Application Form and attach a voided check or deposit slip. If the account has already been established, an Account Service Form must be submitted with a medallion guarantee and a copy of a voided check or deposit slip.
Segregation of Davis Government Money Market Fund Shares. In order to secure the payment of any sales charge or CDSC that may be due on shares exchanged into shares of Davis Government Money Market Fund, the number of shares equal in value to the sales charge are segregated and separately maintained in Davis Government Money Market Fund. The purpose of the segregation is to assure that redemptions utilizing the Davis Government Money Market Fund check writing privilege do not deplete the account without payment of any applicable sales charge and therefore no draft will be honored for liquidation of shares in excess of the shares in the Davis Government Money Market Fund account that are free of segregation.
Section IV:
General Information
This statement of additional information should be read in conjunction with the Fund's prospectus. This statement of additional information supplements the information available in the prospectus.
Determining the Price of Shares
The Fund's prospectus describes procedures used to determine the price of shares. This statement of additional information supplements that discussion.
Net Asset Value. The price per share for purchases or redemptions of Fund shares made directly through Davis Funds generally is the value next computed after Davis Funds receives the purchase order or redemption request in good order. In order for your purchase order or redemption request to be effective on the day you place your order with your broker-dealer or other financial institution, such broker-dealer or financial institution must: (i) receive your order before 4 p.m. Eastern time; and (ii) promptly transmit the order to Davis Funds. The broker-dealer or financial institution is responsible for promptly transmitting purchase orders or redemption requests to Davis Funds so that you may receive the same day's net asset value. Note that in the case of redemptions and repurchases of Fund shares owned by corporations, trusts or estates, or of shares represented by outstanding certificates (in the past, Davis Funds issued share certificates), Davis Funds may require additional documents to effect the redemption and the applicable price will be determined as of the next computation following the receipt of the required documentation or outstanding certificates. See "Redemption of Shares."

The Fund does not price its shares or accept orders for purchases or redemptions on days when the NYSE is closed.
Certain brokers and certain designated intermediaries on their behalf may accept purchase and redemption orders. The Distributor will be deemed to have received such an order when the broker or the designee has accepted the order. Customer orders are priced at the net asset value next computed after such acceptance. Such order may be transmitted to the Fund or its agents several hours after the time of the acceptance and pricing.
Valuation of Portfolio Securities. The valuation of the Fund's portfolio securities is described in the Fund's prospectus and annual report.
Dividends and Distributions
The Fund's prospectus describes the Fund's dividend and distribution policies. This statement of additional information supplements that discussion.
There are two sources of income, net income and realized capital gains, paid to you by the Fund. You will receive confirmation statements for dividends declared and Fund shares purchased through reinvestment of dividends. You also will receive confirmations after each purchase or redemption. Different classes of Fund shares may be expected to have different expense ratios due to differing distribution services fees and certain other expenses. Classes with higher expense ratios will pay correspondingly lower dividends than classes with lower expense ratios. For tax purposes, information concerning Fund distributions will be mailed annually to shareholders. Shareholders have the option of receiving all Fund dividends and distributions in cash, of having all dividends and distributions reinvested, or of having income dividends paid in cash and capital gain distributions reinvested. Reinvestment of all dividends and distributions is automatic for accounts utilizing the

Automatic Withdrawal Plan. The reinvestment of dividends and distributions is made at net asset value (without any initial or contingent deferred sales charge) on the payment date.
Federal Income Taxes
The Fund's prospectus provides a general discussion of federal income taxes. This statement of additional information supplements that discussion. This discussion is not intended to be a full discussion of all the aspects of the federal income tax law and its effects on the Funds and their shareholders. Shareholders may be subject to state and local taxes on distributions. Each investor should consult his or her own tax adviser regarding the effect of federal, state and local taxes on any investment in the Fund.
The Fund intends to continue to qualify as a regulated investment company under the Internal Revenue Code and, if so qualified, will not be liable for federal income tax to the extent its earnings are distributed. If the Fund does not qualify as a regulated investment company, it will be subject to corporate tax on its net investment income and net capital gains at the corporate tax rates. If the Fund does not distribute all of its net investment income or net capital gains, it will be subject to tax on the amount that is not distributed.
If, for any calendar year, the distribution of earnings required under the Internal Revenue Code exceeds the amount distributed, an excise tax, equal to 4% of the excess, will be imposed on the Fund. The Fund intends to make distributions during each calendar year sufficient to prevent imposition of the excise tax.
From time to time the Fund may be entitled to a tax loss carry-forward. Such carry-forward would be disclosed in the most current version of the Fund's annual report. The Regulated Investment Company Modernization Act of 2010 (the "Act") was enacted on December 22, 2010. The Act makes changes to several tax rules impacting the Fund. Although the Act provides several benefits, including the unlimited carryforward of future capital losses, there may be a greater likelihood that all or a portion of the Fund's pre-enactment capital loss carryforwards may expire without being utilized due to the fact that post-enactment capital losses are required to be utilized before pre-enactment capital loss carryforwards.
If it invests in foreign securities, the Fund may be subject to the withholding of foreign taxes on dividends or interest it receives on foreign securities. Foreign taxes withheld will be treated as an expense of the Fund unless the Fund meets the qualifications and makes the election to enable it to pass these taxes through to shareholders for use by them as a foreign tax credit or deduction. Tax conventions and treaties between certain countries and the United States may reduce or eliminate such taxes.
Distributions of net investment income and net realized short-term capital gains will be taxable to shareholders as ordinary income. Distributions of net long-term capital gains will be taxable to shareholders as long-term capital gain regardless of how long the shares have been held. Distributions will be treated the same for tax purposes whether received in cash or in additional shares. Dividends declared in the last calendar month to shareholders of record in such month and paid by the end of the following January are treated as received by the shareholder in the year in which they are declared. A gain or loss for tax purposes may be realized on the redemption of shares. If the shareholder realizes a loss on the sale or exchange of any shares held for six months or less and if the shareholder received a capital gain distribution during that period, then the loss is treated as a long-term capital loss to the extent of such distribution.

Class R shares are generally owned only by qualified retirement accounts. Dividends and distributions paid by the Fund to retirement plan accounts are not currently taxable. Distributions taken from a retirement plan account are generally taxable as ordinary income.
We recommend that you consult with a tax advisor about dividends and capital gains that may be received from the Fund.
Procedures and Shareholder Rights are Described by Current Prospectus and Other Disclosure Documents
Among other disclosures, the Fund's most current prospectus, statement of additional information, annual and semi-annual reports, and other documents describe (i) the procedures which the Fund follows when interacting with shareholders; and (ii) shareholders' rights. The Fund's procedures and shareholders' rights may change from time to time to reflect changing laws, rules, and operations. The Fund's prospectus and other disclosure documents will be amended from time to time to reflect these changes.
Performance Data
From time to time, the Fund may advertise information regarding its performance. Such information will be calculated separately for each class of shares. These performance figures are based on historical results and are not intended to indicate future performance.

Average Annual Total Returns
Average Annual Total Return Before Taxes. The Fund may advertise its investment performance without reflecting the potential effects of income taxes.
"Average Annual Total Return Before Taxes" represents the average annual compounded rate of return for the periods presented. Periods of less than one year are not annualized. Average annual total return measures both the net investment income generated by, and the effect of any realized or unrealized appreciation or depreciation of, the underlying investments in the Fund's portfolio. Average annual total return is calculated separately for each class in accordance with the standardized method prescribed by the SEC by determining the average annual compounded rates of return over the periods indicated which would equate the initial amount invested to the ending redeemable value, according to the following formula:

Where:	P	=	hypothetical initial payment of $1,000
	T	=	average annual total return
	n	=	number of years
	ERV	=	ending redeemable value at the end of the 1-, 5- and 10-year periods of a hypothetical $1,000 payment made at the beginning of such period
This calculation: (i) assumes all dividends and distributions are reinvested at net asset value on the appropriate reinvestment dates; and (ii) deducts: (a) the maximum front-end or applicable contingent deferred sales charge from the hypothetical initial $1,000 investment, and (b) all recurring fees, such as advisory fees, charged as expenses to all shareholder accounts.
Average Annual Total Return After Taxes on Distributions. The Fund may advertise its investment performance for Class A and/or Y shares on an after-tax basis. After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown, and after-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts. The Fund offers Class A, B, C, R, T, and Y shares. If returns are negative, returns after taxes on distributions and sale of Fund shares may be higher than returns before taxes as the resulting capital losses from the sale of Fund shares would be available to offset capital gains from other investments.
"Average Annual Total Return After Taxes on Distributions" adjusts the before taxes quotation for the effects of paying the highest individual marginal federal income tax rate on distributions paid by the Fund. Average annual total return after-taxes on distributions is calculated separately for each class in accordance with the standardized method prescribed by the SEC by determining the average annual compounded rates of return over the periods indicated. That would equate the initial amount invested to the ending redeemable value, according to the following formula:

Where:	P	=	hypothetical initial payment of $1,000
	T	=	average annual total return (after taxes on distributions)
	n	=	number of years
	ATVD	=
ending redeemable value, after taxes on fund distributions but not after taxes on sale of fund shares, at the end of the 1-, 5-, and 10-year periods of a hypothetical $1,000 payment made at the beginning of such period

Average Annual Total Return After Taxes on Distributions and Sale of Fund Shares. The Fund may advertise its investment performance for Class A and/or Y shares after taxes on distribution and sale of Fund shares.
"Average Annual Total Return After Taxes on Distributions and Sale of Fund Shares" adjusts the after-taxes quotation for the effects of paying the highest individual marginal federal income tax rate on the sale of Fund shares. Average annual total return after-taxes on distributions and sale of Fund shares is calculated separately for each class in accordance with the standardized method prescribed by the SEC by determining the average annual compounded rates of return over the periods indicated. That would equate the initial amount invested to the ending redeemable value, according to the following formula:

Where:	P	=	hypothetical initial payment of $1,000
	T	=	average annual total return (after taxes on distributions and sale of fund shares)
	n	=	number of years
	ATVDR	=	ending redeemable value, after taxes on fund distributions and sale of fund shares, at the end of the period of a hypothetical $1,000 payment made at the beginning of such period

Average Annual Total Returns (with and without the effects of Sales Charges). The Fund may advertise its investment performance for Class A and B shares without reflecting the effects of sales charges.
"Average Annual Total Return (with maximum sales charges)" is calculated in the same manner as "Average Annual Total Return Before Taxes."
"Average Annual Total Return (without any sales charges)" adjusts the average annual total return (with maximum sales charges) quotation by removing the effects of paying a sales charge. The Fund may compare its investment performance against that of a relevant benchmark index. Index performance calculation does not include a sales charge. To facilitate comparisons between an index and the Fund, the Fund may quote its average annual total return before taxes, without a sales charge.
Other Performance Measures. "Cumulative Total Return" is a measure of the Fund's performance encompassing all elements of return. Total return reflects the change in share price over a given period and assumes all distributions are taken in additional Fund shares. Total return is determined by assuming a hypothetical investment at the beginning of the period, deducting a maximum front-end or applicable contingent deferred sales charge, adding in the reinvestment of all income dividends and capital gains, calculating the ending value of the investment at the net asset value as of the end of the specified time period and subtracting the amount of the original investment, and dividing by the original investment. This calculated amount is then expressed as a percentage by multiplying by 100. Periods of less than one year are not annualized.
"30‑Day SEC Yield" is computed in accordance with a standardized method prescribed by the rules of the SEC and is calculated separately for each class. 30‑Day SEC Yield is a measure of the net investment income per share (as defined) earned over a specified 30‑day period expressed as a percentage of the maximum offering price of the Funds' shares at the end of the period. Such yield figure was determined by dividing the net investment income per share on the last day of the period, according to the following formula:

Where:	a	=	dividends and interest earned during the period
	b	=	expenses accrued for the period
	c	=	the average daily number of shares outstanding during the period that were entitled to receive dividends
	d	=	the maximum offering price per share on the last day of the period

The Fund's 30‑Day SEC Yield fluctuates depending on prevailing interest rates, quality, maturities, types of instruments held and operating expenses. Thus, any yield quotation should not be considered representative of future results. If a broker-dealer charges investors for services related to the purchase or redemption of Fund shares, the yield effectively will be reduced.

Current and Effective Yields. The current and effective yields for Davis Government Money Market Fund's Class A shares for the seven-day period are calculated in accordance with the following formulas:

Where:	Current Yield	=
	Effective Yield	=
	C	=	Net change (excluding capital change in value of hypothetical account with balance of one share at beginning of seven-day period).
	D	=	Deductions charged to hypothetical account.
	BV	=	Value of hypothetical account at beginning of seven-day period for which yield is quoted.
Davis Government Money Market Fund's Current and Effective Yields will fluctuate depending on prevailing interest rates, quality, maturities, types of instruments held, and operating expenses. Thus, any yield quotation should not be considered representative of future results. If a broker-dealer charges investors for services related to the purchase or redemption of Fund shares, the yield effectively will be reduced.
Performance Rankings
Lipper Rankings. From time to time, the Fund may publish the ranking of the performance of its classes of shares by Lipper Analytical Services, Inc. Lipper is a widely recognized independent mutual fund monitoring service. Lipper monitors the performance of regulated investment companies, including the Fund, and ranks their performance for various periods in categories based on investment style. The Lipper performance rankings are based on total returns that include the reinvestment of capital gain distributions and income dividends but do not take sales charges or taxes into consideration. Lipper also publishes "peer-group" indices of the performance of all mutual funds in a category that it monitors and averages of the performance of the Fund in particular categories.
Morningstar Ratings and Rankings. From time to time, the Fund may publish the ranking and/or star rating of the performance of its classes of shares by Morningstar, Inc., an independent mutual fund monitoring service. Morningstar rates and ranks mutual funds in broad investment categories: domestic stock funds, international stock funds, taxable bond funds and municipal bond funds.
Performance Rankings and Comparisons by Other Entities and Publications. From time to time, the Fund may include in its advertisements and sales literature performance information about the Fund cited in newspapers and other periodicals such as The New York Times, The Wall Street Journal, Barron's, or similar publications. That information may include performance quotations from other sources, including Lipper and Morningstar. The performance of the Fund's classes of shares may be compared in publications to the performance of various market indices or other investments and averages, performance rankings or other benchmarks prepared by recognized mutual fund statistical services.
Investors also may wish to compare the returns on the Fund's share classes to the return on fixed-income investments available from banks and thrift institutions. Those include certificates of deposit, ordinary interest-paying checking and savings accounts and other forms of fixed- or variable-time deposits and various other instruments such as Treasury bills. However, the Fund's returns or share prices are guaranteed or insured by the FDIC or any other agency and will fluctuate daily, while bank depositary obligations may be insured by the FDIC and may provide fixed rates of return. Repayment of principal and payment of interest on Treasury securities is backed by the full faith and credit of the U.S. Government.
From time to time, the Fund may publish rankings or ratings of the Adviser or the Fund's transfer agent and of the investor services provided by them to shareholders of the Fund. Those ratings or rankings of shareholder and investor services by third-parties may include comparisons of their services to those provided by other mutual fund families selected by the rating or ranking services. They may be based on the opinions of the rating or ranking service itself, using its research or judgment, or based on surveys of investors, brokers, shareholders or others.
Other Performance Statistics
In reports or other communications to shareholders and in advertising material, the performance of the Fund may be compared to recognized unmanaged indices or averages of the performance of similar securities. Also, the performance of the Fund may be compared to that of other funds of comparable size and objectives as listed in the rankings prepared by Lipper,

Morningstar, or similar independent mutual fund rating services, and the Fund may use evaluations published by nationally recognized independent ranking services and publications. Any given performance comparison should not be considered representative of the Fund's performance for any future period.
In advertising and sales literature the Fund may publish various statistics relating to investment portfolios such as the average price to book and price to earnings ratios, beta, alpha, R-squared, standard deviation, etc. of the Fund's portfolio holdings.
The performance of the Fund may be compared in publications to the performance of various indices and investments for which reliable performance data is available and to averages, performance rankings or other information prepared by recognized mutual fund statistical services. The Fund's annual report and semi-annual report contain additional performance information and are available on request and without charge by calling Davis Funds toll-free at 1‑800‑279‑0279, Monday through Friday, 9 a.m. to 6 p.m. Eastern time.

Appendix A:
Quality Ratings of Debt Securities
Moody's Corporate Bond Ratings
Aaa - Bonds that are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and generally are referred to as "gilt-edged." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are unlikely to impair the fundamentally strong position of such issues.
Aa - Bonds that are rated Aa are judged to be of high quality by all standards. Together with the Aaa group, they comprise what generally are known as high-grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities, fluctuation of protective elements may be of greater amplitude, or there may be other elements present that make the long-term risks appear somewhat larger than Aaa securities.
A - Bonds that are rated A possess many favorable investment attributes and are to be considered as upper medium-grade-obligations. Factors giving security to principal and interest are considered adequate, but elements may be present that suggest a susceptibility to impairment sometime in the future.
Baa - Bonds that are rated Baa are considered as medium grade obligations, i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.
Ba - Bonds that are rated Ba are judged to have speculative elements as their future cannot be considered as well assured. Often the protection of interest and principal payments may be very moderate and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.
B - Bonds that are rated B generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any longer period of time may be small.
Caa - Bonds that are rated Caa are of poor standing. Such issues may be in default, or there may be present elements of danger with respect to principal or interest.
Ca - Bonds that are rated Ca represent obligations that are speculative in a high degree. Such issues are often in default or have other marked shortcomings.
C - Bonds that are rated C are the lowest rated class of bonds, and issues so rated can be regarded as having extremely poor prospects of ever attaining any real investment standing.
Standard & Poor's Corporate Bond Ratings
AAA - Debt rated AAA has the highest rating assigned by Standard and Poor's. Capacity to pay interest and repay principal is extremely strong.
AA - Debt rated AA has a very strong capacity to pay interest and repay principal and differs from the highest rated issues only in small degree.
A - Debt rated A has a strong capacity to pay interest and repay principal although it is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than debt in higher rated categories.
BBB - Debt rated BBB is regarded as having an adequate capacity to pay interest and repay principal. Whereas it normally exhibits adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for debt in this category than in higher rated categories.
BB - Debt rated BB has less near-term vulnerability to default than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial or economic conditions that could lead to inadequate capacity to meet timely interest and principal payments. The BB rating category also is used for debt subordinated to senior debt that is assigned an actual or implied BBB- rating.
B - Debt rated B has a greater vulnerability to default but currently has the capacity to meet interest payments and principal repayments. Adverse business, financial or economic conditions will likely impair capacity or willingness to pay interest and repay principal. The B rating category is also used for debt subordinated to senior debt that is assigned an actual or implied BB or BB- rating.

CCC - Debt rated CCC has a currently identifiable vulnerability to default and is dependent on favorable business, financial and economic conditions to meet timely payment of interest and repayment of principal. In the event of adverse business, financial or economic conditions, it is not likely to have the capacity to pay interest and repay principal. The CCC rating category is also used for debt subordinated to senior debt that is assigned an actual or implied B or B– rating.
CC - The rating CC typically is applied to debt subordinated to senior debt that is assigned an actual or implied CCC rating.
C - The rating C is typically applied to debt subordinated to senior debt that is assigned an actual or implied CCC– debt rating. The C rating may be used to cover a situation where a bankruptcy petition has been filed, but debt service payments are continued.
CI - The rating CI is reserved for income bonds on which no interest is being paid.
D - Debt rated D is in payment default. The D rating category is used when interest payments or principal payments are not made on the date due even if the applicable grace period has not expired, unless S&P believes that such payments will be made during such grace period. The D rating also will be used on the filing of a bankruptcy petition if debt service payments are jeopardized.
Moody's Commercial Paper Ratings
Moody's commercial paper ratings are opinions of the ability of issuers to repay punctually promissory obligations not having an original maturity in excess of nine months. Moody's employs the following three designations, all judged to be investment grade, to indicate the relative repayment capacity of rated issuers: Prime-1 (superior capacity), Prime-2 (strong capacity) and Prime-3 (acceptable capacity). In assigning ratings to an issuer that represents that its commercial paper obligations are supported by the credit of another entity or entities, Moody's evaluates the financial strength of the indicated affiliated corporations, commercial banks, insurance companies, foreign governments or other entities, but only as one factor in the total rating assessment.
Standard & Poor's Commercial Paper Ratings
The S&P commercial paper rating is a current assessment of the likelihood of timely payment of debt having an original maturity of no more than 365 days. Ratings are graded in four categories, ranging from A for the highest quality to D for the lowest. Issues assigned an A rating are regarded as having the greatest capacity for timely payment. Within the A category, the numbers 1, 2 and 3 indicate relative degrees of safety. The addition of a plus sign to the category A-1 denotes that the issue is determined to possess overwhelming safety characteristics.

Appendix B:
Terms and Conditions for a Statement of Intention
(Class A Shares only)

Terms of Escrow:

1. Out of my initial purchase (or subsequent purchases if necessary) 5% of the dollar amount specified in this Statement will be held in escrow by Boston Financial Data Services in the form of shares (computed to the nearest full share at the public offering price applicable to the initial purchase hereunder) registered in my name. For example, if the minimum amount specified under this statement is $100,000 and the public offering price applicable to transactions of $100,000 is $10 a share, 500 shares (with a value of $5,000) would be held in escrow.
2. In the event I should exchange some or all of my shares to those of another mutual fund for which Davis Distributors, LLC, acts as distributor, according to the terms of this prospectus, I hereby authorize Boston Financial Data Services to escrow the applicable number of shares of the new fund, until such time as this Statement is complete.
3. If my total purchases are at least equal to the intended purchases, the shares in escrow will be delivered to me or to my order.
4. If my total purchases are less than the intended purchases I will permit Davis Distributors, LLC, my dealer, or Boston Financial Data Services to redeem the difference in the dollar amount of the sales charge that would have originally been paid by me, from the escrowed shares.

5. I hereby irrevocably constitute and appoint Boston Financial Data Services my attorney to surrender for redemption any or all escrowed shares with full power of substitution in the premises.
6. Shares remaining after the redemption referred to in Paragraph No. 4 will be credited to my account.
7. The duties of Boston Financial Data Services are only such as are herein provided being purely ministerial in nature, and it shall incur no liability whatever except for willful misconduct or gross negligence so long as it has acted in good faith. It shall be under no responsibility other than faithfully to follow the instructions herein. It may consult with legal counsel and shall be fully protected in any action taken in good faith in accordance with advice from such counsel. It shall not be required to defend any legal proceedings that may be instituted against it in respect of the subject matter of this Agreement unless requested to do so and indemnified to its satisfaction against the cost and expense of such defense.

Appendix C:
Summary of the Adviser's
Proxy Voting Policies and Procedures
(August 2008)
Davis Selected Advisers, L.P. ("The Adviser") votes on behalf of its clients in matters of corporate governance through the proxy voting process. The Adviser takes its ownership responsibilities very seriously and believes the right to vote proxies for its clients' holdings is a significant asset of the clients. The Adviser exercises its voting responsibilities as a fiduciary, solely with the goal of maximizing the value of its clients' investments.
The Adviser votes proxies with a focus on the investment implications of each issue. For each proxy vote, The Adviser takes into consideration its duty to clients and all other relevant facts known to The Adviser at the time of the vote. Therefore, while these guidelines provide a framework for voting, votes are ultimately cast on a case-by-case basis.
The Adviser has adopted written Proxy Voting Policies and Procedures and established a Proxy Oversight Group to oversee voting policies and deal with potential conflicts of interest. In evaluating issues, the Proxy Oversight Group may consider information from many sources, including the portfolio managers for each client account, management of a company presenting a proposal, shareholder groups, and independent proxy research services.
Clients may obtain a copy of The Adviser's Proxy Voting Policies and Procedures, and/or a copy of how their own proxies were voted, by writing to:
Davis Selected Advisers, L.P.
Attn: Chief Compliance Officer
2949 East Elvira Road, Suite 101
 Tucson, Arizona, 85756
Guiding Principles
Creating Value for Existing Shareholders. The most important factors that we consider in evaluating proxy issues are: (i) the company's or management's long-term track record of creating value for shareholders. In general, we will consider the recommendations of a management with a good record of creating value for shareholders as more credible than the recommendations of managements with a poor record; (ii) whether, in our estimation, the current proposal being considered will significantly enhance or detract from long-term value for existing shareholders; and (iii) whether a poor record of long term performance resulted from poor management or from factors outside of management's control.
Other factors which we consider may include:
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Shareholder oriented management. One of the factors that The Adviser considers in selecting stocks for investment is the presence of shareholder-oriented management. In general, such managements will have a large ownership stake in the company. They will also have a record of taking actions and supporting policies designed to increase the value of the company's shares and thereby enhance shareholder wealth. The Adviser's research analysts are active in meeting with top management of portfolio companies and in discussing their views on policies or actions which could enhance shareholder value. Whether management shows evidence of responding to reasonable shareholder suggestions, and otherwise improving general corporate governance, is a factor which may be taken into consideration in proxy voting.

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Allow responsible management teams to run the business. Because we try generally to invest with "owner oriented" managements (see above), we vote with the recommendation of management on most routine matters, unless circumstances such as long standing poor performance or a change from our initial assessment indicate otherwise. Examples include the election of directors and ratification of auditors. The Adviser supports policies, plans and structures that give management teams appropriate latitude to run the business in the way that is most likely to maximize value for owners. Conversely, The Adviser opposes proposals that limit management's ability to do this. The Adviser will generally vote with management on shareholder social and environmental proposals on the basis that their impact on share value is difficult to judge and is therefore best done by management.

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Preserve and expand the power of shareholders in areas of corporate governance. Equity shareholders are owners of the business, and company boards and management teams are ultimately accountable to them. The Adviser supports policies, plans and structures that promote accountability of the board and management to owners, and align the interests of the board and management with owners. Examples include: annual election of all board members and incentive plans that are contingent on delivering value to shareholders. The Adviser generally opposes proposals that reduce accountability or misalign interests, including but not limited to classified boards, poison pills, excessive option plans, and repricing of options.

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Support compensation policies that reward management teams appropriately for performance. We believe that well thought out incentives are critical to driving long-term shareholder value creation. Management incentives ought to be aligned with the goals of long-term owners. In our view, the basic problem of skyrocketing executive compensation is not high pay for high performance, but high pay for mediocrity or worse. In situations where we feel that the compensation practices at companies we own are not acceptable, we will exercise our discretion to vote against compensation committee members and specific compensation proposals.

The Adviser exercises its professional judgment in applying these principles to specific proxy votes. The Adviser's Proxy Policies and Procedures provide additional explanation of the analysis which The Adviser may conduct when applying these guiding principles to specific proxy votes.
Conflicts of Interest
A potential conflict of interest arises when The Adviser has business interests that may not be consistent with the best interests of its client. The Adviser's Proxy Oversight Group is charged with resolving material potential conflicts of interest which it becomes aware of. It is charged with resolving conflicts in a manner that is consistent with the best interests of clients. There are many acceptable methods of resolving potential conflicts, and the Proxy Oversight Group exercises its judgment and discretion to determine an appropriate means of resolving a potential conflict in any given situation:
▪	Votes consistent with the "General Proxy Voting Policies," are presumed to be consistent with the best interests of clients;
▪	The Adviser may disclose the conflict to the client and obtain the client's consent prior to voting the proxy;
▪	The Adviser may obtain guidance from an independent third-party;
▪	The potential conflict may be immaterial; or
▪	Other reasonable means of resolving potential conflicts of interest which effectively insulate the decision on how to vote client proxies from the conflict.

Appendix D:
Questions & Answers
Davis Funds (other than Davis New York Venture Fund) will no longer offer Class B shares for sale after April 30, 2013
Effective May 1, 2013 Davis Funds (other than Davis New York Venture Fund) will no longer offer Class B shares for sale to existing or to new shareholders. Additional investments will no longer be made into Class B shares.
Any additional investments received for existing Class B share accounts will be made in Class A shares of Davis Government Money Market Fund. Existing Class B share account holders continuing to make automatic purchases into Class B share accounts should contact Davis Funds if you would like to designate an alternative share class for subsequent purchases.
Account applications requesting new Class B share accounts (other than Davis New York Venture Fund) will be returned.
Class B share holdings will continue to mature and convert to Class A shares according to their established conversion schedule (see Fund prospectus for conversion information). After April 30, 2013, and until current Class B shares convert to Class A shares, all dividends and capital gains distributions of Class B shares will continue to be reinvested in Class B shares. Class B share exchanges into and from other Davis Funds will be permitted until shares convert to Class A shares.
Investors may continue to open new Class B accounts and/or purchase additional Class B shares in Davis New York Venture Fund.
Frequently Asked Questions
Will shareholders need to make any changes to their Class B share accounts?
Shareholders do not need to make changes to Class B share accounts at this time. However, if they have automatic purchases on their Class B share account, or wish to make additional investments, they will need to designate a different share class for any purchase after April 30, 2013. Shareholders may continue to make additional purchases in their Davis New York Venture Fund Class B account.
Any investments in existing Class B share accounts (other than Davis New York Venture Fund) that are received after April 30, 2013, including from automatic purchase plans will be made in Class A shares of Davis Government Money Market Fund unless we receive new instructions.
How can I designate a different share class for my automatic purchases?
Fill out the Class B Alternate Share Class form, which can be found at www.davisfunds.com. The form allows you to continue to make automatic purchases in a different share class other than the Class B account(s) in which you currently invest. You can always contact Davis Funds by phone as well.
Please consult your financial advisor when considering the option to invest in a new share class.
Can investors still purchase Class B shares?
Yes, investors can continue to purchase Class B shares through April 30, 2013. As of May 1, 2013 investors may only purchase Class B shares in Davis New York Venture Fund.
What happens to Class B share accounts after April 30, 2013?
After April 30, 2013 Class B shares will continue to mature and convert to Class A shares according to their established conversion schedule – generally seven years from purchase.
How will dividend or capital gains distributions be handled?
Dividend and/or capital gains distributions will continue to be made in Class B shares until the conversion to Class A shares.
Can shareholders still make exchanges between Class B share accounts after April 30, 2013?
Class B share exchanges into and from accounts holding Class B shares will be permitted until the conversion to Class A shares.
What if shareholders redeem their Class B shares (before or after April 30, 2013)?
Shares will continue to mature according to their established conversion schedule, and any redemption will still be subject to the applicable back-end sales charge based on how long shares were owned.